Orbis

Grupa Hotelowa

Warsaw, 2007-09-28

SUPPL

SEC MAIL RECEIVED PROCESSING
OCT 0 9 2007
WASH. D.C. 186 SECTION

07027408

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of interim consolidated financial statements of Capital Group Orbis S.A. together with interim condensed financial statements of Orbis S.A. for the period from January 1, 2007 to June 30, 2007.

Best regards

Marcin Szewczykowski
Member of the Management Board

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

10/19

Capital Group Orbis

CONSOLIDATED AND STANDALONE INTERIM FINANCIAL STATEMENTS

as at June 30, 2007

Orbis

Capital Group Orbis

President's letter

Orbis

Warsaw, September 24th 2007.

Ladies and Gentlemen,

The first six months of 2007 witnessed a remarkable growth in the Orbis share price. It is, above all, the effect of an improved work organization with the right products in Orbis Group offer combined favorable economic environment. The Orbis Capital Group consolidated revenue rose 13,2% to 536 M PLN in the first six months of 2007 increasing its EBITDA by 26,4% up to 120 M PLN.

For the Orbis Hotel Group, the first half of 2007 accounted for 375 M PLN of revenues which means an increase in comparison to 2006 by 13,3%. This was possible due to higher occupancy and an increase of the Average Room Rate in economy, mid-scale and higher-scale hotels. The EBITDA for hotel activity was at 103 M PLN, reflecting a dynamic year-to-date growth of 30% and perfectly corresponding with our objectives.
Hotel activity is profiting from an especially favorable economic environment in Poland due to an outstanding GDP growth and to the perspective of accelerated investments in scope of the European Football Championships in 2012.

Good business trends have also been exploited by Orbis Travel and Orbis Transport. Orbis Transport has substancially expanded its car fleet both under its Hertz Lease Business and Hertz Rent-a-Car business, thus significantly increasing its sales by 7,3%. Orbis Travel has been successfully enlarging its travel packages in "Świat Wakacji" and "Travel Time" catalogues which is reflected in sales boost by 14,9%.

The Orbis Hotel Group strategy „Orbis – Company of the 21st Century" has been enlarged for the period of 2006 – 2011. The updated strategy centers on expanding the portfolio of hotel business, with special focus on the economy hotel segment. At the moment, works on the construction of two hotels are underway – Etap Bronowice Kraków and Etap Katowice Centrum. Furthermore, intensive works related to the preparation for construction of a dozen or so other projects are pending in, amongst others, Gdańsk, Gdynia, Kraków – central railway station area, Poznań, Szczecin, Toruń, Warsaw and Wrocław. Decisions concerning closing down of four hotels, to be replaced by six new hotels, have been made

Looking at its activities from more than just a business perspective, Orbis is known for its engagement in pro-social and charity actions. In line with the global policy of its strategic investor, i.e. Accor, Orbis has launched the „Earth Guest" program merged with two major notions of sustainable development projects: EGO (social development) and EGO (natural environment). Moreover, Orbis has introduced the Environmental Card with a view to enhance widespread environmental awareness and effective observance of proper practices by the hotels. Orbis has also signed a partnership agreement with UNICEF related to child aid within the frame of the "Schools for Africa" campaign.

The success of our company would not have been possible without our employees. Therefore, I would like to express my special gratitude to all the Orbis employees for their daily efforts and commitment, professional approach and friendly attitude, since by ensuring the high quality of our service they are our company's greatest asset.

We enjoy the trust of our investors, both private as well as institutional, for which I would like to express my sincere gratitude. We will persist in strengthening the market position of the Orbis

Group and work on increasing the value of the company's goodwill. Sharing the fruits of its success with the company's shareholders, Orbis S.A. has for a sixth year now paid out a dividend of PLN 0.34 per share, allocating for this purpose the amount of PLN 15.7 million, i.e. 24.8% of the net profit generated in 2006.

I would also like to thank all the Guests of our hotels and Clients of the Orbis Group for their trust - vital and valuable support for us in the implementation of our strategy. We are facing new challenges and I believe that given the rapid economic growth and further expansion of tourism and infrastructure improvement, particularly in the light of Poland's participation in the organization of the EURO 2012 championships in Poland, we would succeed in developing our corporate potential and increase the value of our company. Relying on your support in the implementation of our plans and encouraging you to avail of the services offered by the Orbis Group, I remain,

Yours Sincerely,

Jean-Philippe Savoye
President of the Management Board
of Orbis SA

Capital Group Orbis

Interim Consolidated Financial Statements and Interim Stand-alone Condensed Financial Statements of Orbis S.A.

as at June 30, 2007

Orbis

The Consolidated Financial Statements of the Orbis Group for the period from January 1, 2007 to June 30, 2007

Warsaw, September 28, 2007

TABLE OF CONTENTS

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at June 30, 2007

Assets	Note	balance as at June 30, 2007	balance as at Dec. 31, 2006	balance as at June 30, 2006
Non-current assets		**2 048 564**	**2 039 955**	**1 982 303**
Property, plant and equipment	9	1 880 970	1 874 497	1 816 414
Intangible assets, of which:	10	109 883	110 041	110 133
- goodwill		107 708	107 708	107 708
Investment in an associated company consolidated using the equity method of accounting	11	9 666	7 989	6 511
Available-for-sale financial assets	15	662	662	662
Other financial assets	16	4 529	3 612	4 587
Investment property	17	41 500	41 882	42 531
Other long-term investments	18	552	552	552
Deferred income tax assets	5	802	720	913
Current assets		**265 636**	**217 954**	**261 234**
Inventories	19	11 539	9 188	12 073
Trade receivables	20	83 028	55 263	75 001
Income tax receivables	20	46	55	59
Other short-term receivables	20	72 056	46 065	81 237
Financial assets at fair value through profit or loss	21	0	136	21 700
Cash and cash equivalents	22	98 967	107 247	71 164
Non-current assets held for sale	9	**17 161**	**7 143**	**726**
Total assets		**2 331 361**	**2 265 052**	**2 244 263**

The notes on pages 9-79 form an integral part of these financial statements

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at June 30, 2007

Equity and Liabilities	Note	balance as at June 30, 2007	balance as at Dec. 31, 2006	balance as at June 30, 2006
Total equity		**1 671 277**	**1 661 720**	**1 582 067**
Capital and reserves attributable to equity holders of the Company	23	**1 669 947**	**1 660 003**	**1 580 607**
Share capital		517 754	517 754	517 754
Other capital		133 333	133 333	133 333
Foreign currency translation reserve		(675)	(628)	(310)
Retained earnings		1 019 535	1 009 544	929 830
Minority interest		**1 330**	**1 717**	**1 460**
Non-current liabilities		**341 205**	**343 813**	**386 121**
Borrowings	24	230 888	230 305	266 885
Deferred income tax liability	5	65 016	70 169	69 798
Other non-current liabilities	25	8 339	10 168	9 250
Provision for pension and similar benefits	29	36 911	33 120	40 148
Provisions for liabilities	26	51	51	40
Current liabilities		**318 879**	**259 519**	**276 075**
Borrowings	24	92 623	85 565	85 630
Trade payables	27	91 006	89 323	65 994
Current income tax liabilities	27	3 849	219	4 517
Other current liabilities	27	123 765	71 699	112 700
Provision for pension and similar benefits	29	5 805	5 863	5 358
Provisions for liabilities	26	1 831	6 850	1 876
Total equity and liabilities		**2 331 361**	**2 265 052**	**2 244 263**

The notes on pages 9-79 form an integral part of these financial statements

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 6 months ended on June 30, 2007

	Note	1st half of 2007	1st half of 2006
Net sales of services	4.1	533 507	470 616
Net sales of products, merchandise and raw materials	4.1	2 854	3 321
Cost of services, products, merchandise and raw materials sold	4.3	(390 123)	(360 376)
Gross profit on sales		**146 238**	**113 561**
Other operating income	4.2	11 926	13 838
Distribution & marketing expenses	4.3	(27 870)	(24 608)
Overheads & administrative expenses	4.3	(84 346)	(76 015)
Other operating expenses	4.5	(7 759)	(5 953)
Operating profit		**38 189**	**20 823**
Finance income	4.6	30	88
Finance expenses	4.6	(7 862)	(8 626)
Share in net profits of subsidiaries, affiliates and associated companies	11	1 677	1 291
Profit before tax		**32 034**	**13 576**
Income tax expense	5	(6 763)	(4 659)
Net profit for the first half of year		**25 271**	**8 917**
Attributable to:			
shareholders of the controlling company		25 658	9 059
minority shareholders		(387)	(142)
		25 271	**8 917**
Earnings per common share (in PLN)			
Basic/dilluted earnings per share attributable to the equity holders of the Company for the period	7	0,56	0,20

Total profit for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months ended on June 30, 2007

	Note	Capital attributable to equity holders of the Company				Minority interest	Total
		Share Capital	Other Capital	Foreign currency translation reserve	Retained earnings		
Twelve months ended on December 31, 2006							
Balance as at January 1, 2006		**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit for the year		0	0	0	88 773	115	88 888
- translation differences on consolidation		0	0	45	0	0	45
Total recognised income		**0**	**0**	**45**	**88 773**	**115**	**88 933**
- dividends		0	0	0	(15 667)	0	(15 667)
Balance as at December 31, 2006	23	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
Six months ended on June 30, 2006							
Balance as at January 1, 2006		**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit for the first half of the year		0	0	0	9 059	(142)	8 917
- translation differences on consolidation		0	0	363	0	0	363
Total recognised income		**0**	**0**	**363**	**9 059**	**(142)**	**9 280**
- dividends		0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2006	23	**517 754**	**133 333**	**(310)**	**929 830**	**1 460**	**1 582 067**
Six months ended on June 30, 2007							
Balance as at January 1, 2007		**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- profit for the first half of the year		0	0	0	25 658	(387)	25 271
- translation differences on consolidation		0	0	(47)	0	0	(47)
Total recognised income		**0**	**0**	**(47)**	**25 658**	**(387)**	**25 224**
- dividends		0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2007	23	**517 754**	**133 333**	**(675)**	**1 019 535**	**1 330**	**1 671 277**

The notes on pages 9-79 form an integral part of these financial statements

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for 6 months ended on June 30, 2007

	Note	1st half of 2007	1st half of 2006
OPERATING ACTIVITIES			
Profit before tax		**32 034**	**13 576**
Adjustments:		**79 603**	**46 719**
Share in net profit of companies consolidated using the equity method of accounting	11	(1 677)	(1 291)
Depreciation and amortization	4.3	81 702	74 008
Gain (loss) on foreign exchange differences		(415)	186
Interest		7 871	7 493
Profit (loss) on investing activities		841	(290)
Change in receivables	36	(55 222)	(57 389)
Change in liabilities, excluding borrowings	36	53 720	26 466
Change in provisions	26	(1 286)	(598)
Change in inventories	19	(2 351)	(2 637)
Other adjustments	36	(3 580)	771
Cash flow from operating activities		**111 637**	**60 295**
Income tax paid/reimbursed		(10 373)	2
Net cash flow from operating activities		**101 264**	**60 297**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		6 224	9 162
Proceeds from sale of short-term securities		33 176	226 464
Interest received		35	139
Other investing income		9	8
Purchase of property, plant and equipment and intangible assets		(114 960)	(121 724)
Purchase of additional shares in subsidiaries		(819)	(819)
Purchase of short-term securities		(33 100)	(214 792)
Other investing cash flow		0	(76)
Net cash used in investing activities		**(109 435)**	**(101 638)**
FINANCING ACTIVITIES			
Proceeds from borrowings		8 301	52 177
Other financial income		2	0
Repayment of borrowings		(231)	(10 318)
Interest paid		(6 678)	(8 261)
Financial lease payments		(1 305)	(2 381)
Other financial cash flow		(198)	(253)
Net cash used in financing activities		**(109)**	**30 964**
Change in cash and cash equivalents		**(8 280)**	**(10 377)**
Cash and cash equivalents at the beginning of period		**107 247**	**81 541**
Cash and cash equivalents at the end of period		**98 967**	**71 164**

The notes on pages 9-79 form an integral part of these financial statements

1. BACKGROUND

1.1 GENERAL INFORMATION

The core business operations of the Orbis Group comprise hotel, tourist and transport activities. The Group's Parent Company is Orbis S.A. having its corporate seat in Warsaw, Poland, at Bracka 16, street, 00-028 Warsaw, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company. It employs 3.5 thousand persons and operates a network of 47 hotels (9,058 rooms as at June 30, 2007) in 28 major cities, towns and resorts in Poland. The hotels of the Group operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels, Ibis and Etap brands.

Orbis S.A. leads the Orbis Group which is formed of companies from the hotel, tourist and transport sectors. Along with its subsidiaries: Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.
Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels, two Novotels and three Etaps: in Częstochowa, Szczecin and in Warsaw. The Company's hotels offer in aggregate 1,889 rooms in 8 towns in Poland. Also, the Company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of Orbis Travel is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business travel services and acts as an agent in the sales of transport tickets.
Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.
Orbis Kontrakty Sp. z o.o. was established by Orbis S.A. and Hekon - Hotele Ekonomiczne S.A. The main objective of the company's operations is to organize purchases for the hotels managed by each shareholder.

These consolidated financial statements of the Group for the first half of 2007 comprise the Parent Company and its subsidiaries (jointly named the "Orbis Group" or the "Group").

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. When preparing the consolidated financial statements, estimates and judgments concerning the future were made. These estimates and judgments are described in note 2.4.

The Management Board of the Parent Company is of the opinion that, presently there exist no circumstances which would indicate a threat to the Group's ability to continue as a going concern.

The main accounting policies applied in preparing the consolidated financial statements are set out below. These policies have been consistently applied to all years presented in the financial statements.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Parent Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.2. STATEMENT OF COMPLIANCE

On February 10, 2005, the Extraordinary General Meeting of Shareholders of the Parent Company Orbis S.A. was held. The General Meeting passed a resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) as from January 1, 2005.

The attached interim financial statements have been prepared in accordance with the International Financial Reporting Standards as approved by the European Union, related to interim reporting (IAS 34).

As regards the accounting for the rights obtained to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of an administrative decision should be recognized in the balance sheet at the amounts resulting from an independent valuation.

The Group's hotel properties (i.e. cash generating units) also include land as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real property.

Certain rights to perpetual usufruct of land have been purchased by the Group and initially recognized at purchase price (at market value). The Group received other rights from the State as part of hotel properties.

Whilst it cannot be stated that the rights to perpetual usufruct of land were transferred to Orbis S.A. free of charge, it can be stated that it was not possible to determine the value of land contained in the aggregate price equal to the value of shares issued by Orbis S.A. and transferred to the State in exchange for the assets, since there was no active market for this type of asset at that time.

The value of rights obtained to perpetual usufruct of land recognized in the balance sheet amounted to PLN 386 527 thousand as at June 30, 2007, PLN 388 410 as at December 31,2006 and to PLN 393 551 thousand as at June 30, 2006.

The value of deferred income tax liability concerning these rights amounted to PLN 73 440 thousand as at June 30, 2007, PLN 73 798 thousand as at December 31, 2006 and PLN 74 775 thousand as at June 30, 2006.

1.3 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements present balance sheet figures as at June 30, 2007 and comparative figures as at December 31, 2006 and June 30, 2006, statement of changes in equity for the first half of 2007, for the year 2006 and for the first half of 2006, income statement and cash flow statement covering figures for the first half of 2007 and comparative figures for the first half of 2006, as well as explanatory notes to the above specified financial statements.

Since 2005, the consolidated financial statements of the Orbis Group have been prepared in accordance with IFRS adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. The Management Board is also required to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of complexity or judgment, or areas where assumptions and estimates are significant to the consolidated financial statements as a whole are disclosed in the notes to the consolidated financial statements.

These consolidated financial statements were approved by the Management Board on September 28, 2007.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4 ORBIS GROUP

1.4.1 Companies forming the Group and the Group's associates

Orbis S.A. is the Group's Parent Company.

The below-presented data concern share of equity, share of voting rights at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Companies forming the Group and the Group's associates

Company. name and corporate seat	% share in share capital	Country of registration	% share in voting rights at the GM	Business operations
		SUBSIDIARIES		
Hekon Hotele Ekonomiczne S.A.	directly 100 %	Poland	directly 100 %	hotel and food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100 %	Poland	directly 100 %	hotel and food&beverage
Orbis Transport Sp. z o.o.	directly 98.88 % indirectly 0.17%	Poland	directly 98.88 % indirectly 0.17%	transport
PBP Orbis Sp. z o.o.	directly 95.08 %	Poland	directly 95.08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80 % indirectly 20 %	Poland	directly 80 % indirectly 20 %	organization of purchases
UAB Hekon	indirectly 100 %	Lithuania	indirectly 100 %	hotel and food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99.05 %	Poland	indirectly 99.05 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 99.05 %	Poland	indirectly 99.05 %	transport
AutoOrbisBus Sarl	indirectly 99.05 %	France	indirectly 99.05 %	promotion and communications
Inter Bus Sp. z o.o.	indirectly 99.05 %	Poland	indirectly 99.05 %	coach transport
Orbis Polish Travel Bureau	indirectly 83.67 %	USA	indirectly 83.67 %	travel agent
Capital Parking Sp. z o.o.	indirectly 67.35 %	Poland	indirectly 67.35 %	rental of parking lots
		ASSOCIATES		
PH Majewicz Sp. z o.o.	directly 49 %	Poland	directly 49 %	hotel and food&beverage
Orbis Casino Sp. z o.o.	directly 33.33 %	Poland	directly 33.33 %	games of chance

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4.2 Non-consolidated companies

Certain subsidiaries and associates that are not material to the total balance sheet and the financial result of the Group were not consolidated.
These companies are presented in the table below. Additional disclosures pertaining to the results of non-consolidated companies are provided in note 12 to the consolidated financial statements.
Interests in non-consolidated subsidiaries and associates are recognized in the consolidated financial statements at cost less impairment losses.

Companies excluded from consolidation	% Share in share capital	% share in net revenues of the Group	% share in balance sheet total of the Group	% share in net profit of the Group	% share in equity of the Group
	Subsidiaries				
Wioska Turystyczna Wilkasy Sp. z o.o.	100.0%	0.12	0.20	(0.46)	0.20
AutoOrbisBus Sarl	99.05%	0.05	0.04	(0.34)	(0.01)
	Associates				
PH Majewicz Sp. z o.o.	49.0%	0.75	0.13	0.99	0.12
TOTAL		0.92	0.37	0.19	0.31

1.4.3 Changes in the Group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

No changes in the Orbis Group's structure took place during the reporting period.

1.4.4 Information about events in the Group

Increase/decrease of share capital:

1. Orbis Transport Sp. z o.o. – the increase of the share capital of the Company up to the value of PLN 28,507 thousand was registered with the National Court Register on May 9, 2007. As a result of capital increase, the Orbis share in the Company's equity increased up to 278,439 shares of the total value of PLN 27,844 thousand and totaled 98.88%
2. PKS Gdańsk Sp. z o.o. – the increase of the share capital of the Company up to the value of PLN 14,470 thousand was registered with the National Court Register on April 27, 2007. The 771 new shares of PLN 500 each – worth in aggregate PLN 385.5 thousand – have been acquired by the shareholder of the Company, i.e. ORBIS Transport Sp. z o.o.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF THE GROUP

These interim consolidated financial statements should be read together with the audited annual consolidated financial statements as of and for the year ended December 31, 2006.

These interim consolidated financial statements are prepared in accordance IAS 34 "Interim Financial Reporting". The accounting policies used in the preparation of the interim consolidated financial statements as of and for the six months ended June 30, 2007 are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2006 except for new accounting policies described in Note 2.3, which became effective January 1, 2007.

1. Related parties

1.1. Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Existence and the effect of potential voting rights that are exercised or convertible is taken into consideration to determine if the Group controls an enterprise.

Subsidiaries are consolidated from the date on which the Group took control. They are de-consolidated from the date this control ceases.

Acquisitions of subsidiaries by the Group are recognized by the use of the purchase method.

The cost of acquisition is set at fair value of transferred assets, issued equity instruments, and drawn or accepted liabilities as at the exchange date plus costs that can be directly attributed to the acquisition transaction. Identifiable assets and liabilities, and contingent liabilities acquired by way of business combination are measured upon the initial recognition at their fair value as at the acquisition date regardless of any minority interests. Any surplus of the cost of acquisition over the fair value of the Group's share of identifiable, acquired net assets is recognized as goodwill. If the cost of acquisition is lower than fair value of the Group's share of net assets of the acquired subsidiary, the difference is directly recognized in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify the subsidiaries' accounting policies with the Group's accounting policies.

Intragroup transactions, balances and unrealized gains arising from transactions between the Group's companies are eliminated. Unrealized losses are also eliminated unless a transaction causes impairment of a transferred asset.

The value of interests held by the parent and other consolidated companies in subsidiaries that represents the share of the parent and other consolidated companies of the Group in subsidiaries is also eliminated.

1.2. Associates

Associates include all entities over which the Group has significant influence but not control, i.e., usually the group holds 20% to 50% of associates' voting rights. Investments in associates are recognized under the equity method and are initially recognized at cost.

The Group's investments in associates include goodwill (less cumulated impairment) as at the acquisition date.

If the Group's share of profits or losses of an associate equals or exceeds its interest in the associate, including other unsecured receivables, the Group does not recognize any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized profits from transactions between the Group and its associates are eliminated proportionately to the amount of the Group's interest in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence that the transferred asset has been impaired.

Where necessary, accounting policies of associates were adjusted in order to maintain consistency with the Group's accounting policies.

2. Transactions and minority interests

The Group applied a policy of treating transactions with minority interests as transactions with third parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases of shares from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets.

3. Foreign currency transactions

The consolidated financial statements are prepared in Polish zloty (PLN) which is the functional currency of the Parent Company.
Figures from the balance sheet and the income statement prepared in Lithuanian Litas (LTL) by the consolidated company UAB Hekon seated on the territory of Lithuania and figures from the balance sheet and the income statement prepared in American dollars (USD) by the consolidated company Orbis Polish Travel Bureau seated in the United States of America have been converted into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at June 30, 2007, December 31, 2006 and June 30, 2006 accordingly (assets and liabilities) and at the exchange rate being the arithmetic mean of average exchange rates quoted by the National Bank of Poland at the day ending each month of the financial year (income statement). All resulting foreign exchange differences are recognized as a component of equity.

3.1. Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank rendering its services to the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank rendering its services to the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

4. Property, plant and equipment

Property, plant and equipment are initially recognized at cost of purchase or manufacture.

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment losses.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the perpetual usufruct agreement.

Rights to perpetual usufruct of land obtained from the local administrative authorities free of charge as a result of administrative decisions are recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for the maximum period of 99 years. The applied approach is substantiated in point 1.2 of the part "Background" of the consolidated financial statements.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

In case a part of PP&E is replaced, cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet regardless of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new, and reconstruction of existing, hotel buildings, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the time at which they were incurred.

Depreciation commences at the date when an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on the disposal of PP&E amounting to the difference between proceeds from the sale and the carrying amount of the disposed PP&E are recognized in the income statement.

Assets under construction are measured at cost. In the event an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used components of property, plant and equipment is calculated using the straight-line method over their estimated useful lives, i.e.

Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Building's components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

5. Intangible assets

5.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition. Goodwill arising on the acquisition of an associate is recognized in the balance sheet under the line "Investments in associates consolidated using the equity method".

Gains and losses on the disposal of a subsidiary or an associate include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortized but is annually tested for impairment and whenever there occur indications that the entity to which goodwill is attributed may have been impaired, an impairment loss is recognized.

Goodwill is carried in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not reversed in subsequent periods.

(all amounts are quoted in PLN thousands, unless otherwise stated)

5.2. Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization as well as the annual rate of amortization reflecting the anticipated useful life of a given assets component are determined as at the date of acquisition of an intangible asset.
The Group does not carry out any research nor development. Costs of creation of WWW pages are recognized in expenses by nature, i.e. in marketing costs.

Amortization is calculated on the straight-line basis throughout the estimated useful life of a given asset component, i.e.:

Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

6. Impairment of assets

Goodwill is not amortized but it is annually tested for impairment and whenever events or circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Property, plant and equipment as well as goodwill are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36. At each balance sheet date, the Group assesses whether there exist indications that any of the assets components may have been impaired. The Group assumes that a drop in average EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible impairment of property, plant and equipment of a given hotel.

As regards the valuation of goodwill and tangible assets at the disposal of the Head Office of the Parent Company, the entire company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Group decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

The Group has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The EBITDA value is the average of the current and preceding year's values. The established EBITDA value is further multiplied depending on the hotel's brand and its geographic location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.

The amount thus established is weighed against the income that could be generated in the case of sale of each of the cash-generating units, based on minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the said coefficient.

At each balance sheet date, the Group assesses whether there exist indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is needed or should be reduced. The Group assumes that a growth in average EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction of the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment should not exceed the amount that would have been determined (in a net amount less depreciation) if there had been no impairment.

7. Leases

Leases are classified as finance leases where terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

7.1. Finance lease

Assets used under a finance lease are treated as assets of the Companies of the Group and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.

Each lease payment is allocated between finance expenses and decreases in the balance of lease commitments so as to achieve constant effective interest rate on the finance balance outstanding. Finance expenses are recognized directly in the income statement.

PP&E acquired under finance leases are depreciated, in accordance with principles of depreciation of non-current assets of the Group's Companies, over the shorter of the useful life of the asset or the lease term.

In the event assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

7.2. Operating lease

Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.

Where specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment installments are linearized.

8. Investment property

Investment property is defined as property treated as a source of income from rentals or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Group measures investment property at historical cost less depreciation charges and impairment, if any.

Investment property are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given assets component: i.e.:

Rights to perpetual usufruct of land – to 99 years;
Buildings and structures – from 30 to 50 years,
Civil and marine engineering objects – to 20 years.

9. Other long-term investments

Other long-term investments include assets acquired by the Group to derive economic benefits, i.e. presently this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are carried at a revalued amount. As regards works of arts, revalued amount is determined on the basis of specialist catalogues.

10. Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.

As at the balance sheet date, inventories are stated at the lower of the purchase price or the net selling price. The net selling price is the estimated selling price in the ordinary course of business, less relevant variable selling expenses.

If an event resulting in impairment of inventories occurs in the financial year, impairment of inventories is recognized. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of the cost and the revalued net realizable value. Such a reversal of impairment is reported in the income statement.

11. Receivables and payables

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value.
Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized as expenses in the income statement.

Trade and other payables are recognized at amortized cost.

12. Borrowings

Borrowings are initially recognized at their fair value, net of transaction costs incurred. Interest-bearing borrowings are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

13. Financial instruments

13.1. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- Available-for-sale financial assets. A financial asset is classified as available-for-sale if acquired principally for the purpose of selling in the short term.
- Financial assets designated as carried at fair value through profit or loss at inception.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Group classifies investments in securities to this category.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial assets component has been transferred together with all risks and rewards of ownership of the assets component.

Financial assets at fair value through profit or loss are initially and subsequently at the balance sheet date, recognized at fair value.

13.2. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or available for sale.
Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial assets component has been transferred together with all risks and rewards of ownership of the assets component.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest method.

13.3. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables and assets held to maturity.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when financial assets component has been transferred together with all risks and rewards of ownership of the assets component.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs, while as at the balance sheet date they are recognized at fair value including impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the assets component are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and effects of measurement are recognized in the profit or loss.

13.4. Derivatives

Derivative financial instruments are recognized at the date when the Companies become a party to a binding agreement.
The Group uses derivative financial instruments to reduce the risk arising from changes in foreign exchange rates. These instruments do not represent hedging instruments.

As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in financial income or expenses, and as cash flows from operating activities in the cash flow statement.

13.5. Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of the cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

14. Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank within the framework of repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

15. Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

15.1 Current income tax

The current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, along with any tax adjustments for preceding years.

15.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized foreign exchange losses,
- created provisions for anticipated liabilities as well as accruals which are certain to generate a tax cost at the time of their use,
- impairment of assets that has already been made, but that in the future would reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event expected future taxable profit is not sufficient to realize a part or entire assets component, is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in the amount equal to the income tax payable in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on granted loans or other financial assets,
- accrued unrealized foreign exchange gains,
- assets revaluation up to the fair value exceeding their acquisition value,
- recognition of right to perpetual usufruct of land received free of charge.

The amount of the deferred income tax assets and liability is determined, as at the balance sheet date, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate that is expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax on income and expenses posted directly to equity is also posted to equity. In case of business combinations, recognized deferred income tax assets and deferred income tax liability exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of business combination.

15.3. Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.

A Tax Group comprises the parent company and other tax group members. In a Tax Group, individual companies cease to be taxpayers. The status of taxpayer is transferred to the Tax Group. In a Tax Group the parent company acts as the tax representative for the members of the tax group.
Corporate income tax is calculated by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax is recognised in the individual income statements and cash flows of the companies in the tax group according to their calculations.
As the tax representative of the Tax Group, the parent company has related receivables from/payables to both the Tax Office and the remaining companies in the Tax Group. These receivables/payables are presented in the separate financial statements of the Tax Group companies under "Corporate income tax receivables/liabilities".
If the parent company fails to comply with its obligations as tax representative, the Tax Office has the right to call on each of the remaining group companies to settle the tax liabilities of the Tax Group.

A Tax Group enables companies to reduce their administrative expenses relating to tax settlements and to offset the current tax losses of loss-incurring companies against the tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset are distributed among the group companies in accordance with an agreement between the group members, and reduce their respective tax burdens.

Within a Tax Group, the deferred income tax assets and provisions are netted.

Tax losses incurred by companies forming a Tax Group in prior years before its inception cannot be used by the Tax Group during its existence.

In the Orbis Group, there are two Tax Groups: the Orbis Tax Group which includes: Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. and the Orbis Transport Tax Group which includes: Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. Remaining companies of the Orbis Group perform their tax settlements individually.

16. Employee benefits

16.1 Pension obligations

The companies of the Group operate solely defined contribution plans.
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Group pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Group does not have any further obligations. Contributions are recognized as employee benefit expense at the time of their maturity.

16.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

16.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under binding regulations and collective agreements are calculated in amounts determined by an actuary. The provision is revalued every six months.

17. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created; the following groups may be distinguished:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation,
- restructuring provisions.

Provisions are recognized on the basis of Management Board's decision. Restructuring provisions require an approved and communicated restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expenses/income.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the balance sheet date. The

(all amounts are quoted in PLN thousands, unless otherwise stated)

discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

18. Contingencies

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Group Companies, or
- a present obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not within the control of the Group Companies.

19. Equity

The share capital of the Group is composed of the share capital of Orbis S.A. stated at the value laid down in Statute and entered in the court register appropriately adjusted to reflect effects of hyperinflation.

Other capital comprises the share premium as well as the effects of valuation of available-for-sale financial assets.

Other capital includes predominantly foreign exchange differences that arose on consolidation.

20. Retained earnings

Retained earnings include profit/loss from past years, net financial result from current year and profits transferred to equity, subject to limited distribution, created in accordance with the provisions of the Commercial Companies' Code in force in Poland. As at June 30, 2007, December 31, 2006 and June 30, 2006, profits subject to limited distribution totaled PLN 55,341 thousand.

21. Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes as well as less intragroup sales. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

22. Finance expenses

Finance expenses include interest on borrowings, exchange differences on borrowings and losses from derivatives recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance expenses in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

23. Net financial result

In the Orbis Group., the net financial result is an outcome of:

- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from operating activities,
  - profit (loss) from other operating activities,
- financial operations and investments,
- obligatory charges on the financial result on account of income tax payable by the Companies of the Group and equivalent payments due by virtue of separate regulations,
- profit (loss) from discontinued operations.

Result on operating activities constitutes a difference between income and expenses related to the principal activities of the Companies of the Group.

Result on other operating activities represents a difference between income and expenses indirectly related to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2007 the Companies calculate their corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result of the period.

24. Dividend distribution

Dividend distribution to shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends were approved by the company shareholders.

The financial statements present the figures for the distribution of profit of the Parent Company for the financial year ended December 31, 2006 approved by the General Meeting of Shareholders on June 28, 2007.

25. Segment reporting

The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The Group operates in two geographical regions – in Poland and in Lithuania. The organization and management are based on the division into segments corresponding to products offered. Each of the segments represents a strategic business entity that offers different products and renders services to different markets.

For the purposes of business segment reporting, the following business segments have been identified:

- hotels & restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents for Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Business segments have been identified on the basis of the core business operations of the Companies forming the Group according to the Polish Classification of Business Activity (PKD).
Segment revenue is revenue from sales to external clients or from inter-segment transactions reported in the income statement that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment expense is expense resulting from operating activities of a segment that is directly attributable to the segment, and the portion of other expense that can be allocated to the segment on a reasonable basis.

Segment expenses include in particular:
- cost of services, products, merchandise and raw materials sold,
- selling costs.

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associates consolidated by the equity method as well as the deduction of minority interest.

Segment assets represent assets posted to operating activities and:
- employed by a segment in its operating activities,
- directly attributable to the segment or that can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax nor assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The Orbis Group has adopted the criterion of the location of points where services are provided and other assets located to identify geographical segments.

The following segments have been identified within the framework of geographical segment reporting:
- Poland
- Foreign countries (Lithuania).

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2 CHANGES IN ACCOUNTING POLICIES AND ERRORS' ADJUSTMENTS OF PREVIOUS PERIOD

Differences between the figures currently presented for the first half of 2006 as comparatives and the consolidated financial statements for the first half of 2006 are of two kinds. One part of adjustments influences the net result, the remaining corrections are reclassification adjustments and they do not influence the net result. They result from

Adjustments influencing the net result:

1. Changes in classification of vehicle lease agreements where the Group is a lessor and in evaluation of residual value of property, plant and equipment.
   The Group reviewed lease agreements where the Group is a lessor and, consequently, reclassified finance leases to operating leases. Simultaneously, the Group determined the residual value of property, plant and equipment. These changes brought about an increase in the balance of property, plant and equipment as at June 30, 2006 by PLN 62 979 thousand, while other financial assets, trade receivables and other current receivables went down by an aggregate amount of PLN 63 075 thousand. The above adjustment resulted in a fall in the gross and net financial result for the first halt of 2006 by PLN 2 306 thousand.

2. Changes in classification of vehicle lease agreements where the Group is a lessee.
   The Group reviewed lease agreements where the Group is a lessee and, consequently, reclassified operating lease to finance lease. These changes increased the balance of property, plant and equipment as at June 30, 2006 by PLN 9 666 thousand, at the same time a lease liability of PLN 5 263 thousand was recognized. The impact this adjustment exerted on the net financial result for first half of 2006 was PLN 133 thousand.

3. Adjustment of initial goodwill arising in 2004 on purchase of enterprise Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg caused by actuarial valuation of provision for retirement benefit. Due to actuarial valuation the Group recognized PLN 456 thousand as goodwill.

4. Due to above-mentioned adjustments, deferred income tax was recalculated. Further, the Group adjusted the deferred income tax due to the following reasons:
   a) recognition of deferred tax liability in relation to temporary differences on the valuation of rights to perpetual usufruct of land received free of charge.
   Based on IAS 12.15.b), the Company did not recognize a liability in this aspect in the past. However, as this is a significant amount, the Company concluded that recognition of the deferred tax liability would add to a better presentation of actual standing. The impact of this amount on the Company's equity is PLN 74 775 thousand as at June 30, 2006 and the net result for the first half of 2006 increased by PLN 464 thousand.
   b) recalculation of the difference between the tax base and the carrying amount of property, plant and equipment and investment property.
   The Company recalculated tax on differences between the tax base and the carrying amount of tangible assets and investment property. Due to this adjustment the Group's equity as at June 30, 2006 decreased by PLN 3 066 thousand and the net result for the first half of 2006 decreased by PLN 814 thousand.

Reclassification adjustments without influence on the net result:

5. Income from lease of investment property – in the financial statements for the first half of 2006 this income was presented in the „Other operating income" item of the income statement, now it is presented under the „Net sales of services" line.

6. Costs related to rental of investment property - in the financial statements for the first half of 2006 these costs were presented in the „Other operating expenses" item of the income statement, now they are presented under the „Cost of services and goods sold" line.

7. Interest on deposits – in the financial statements for the first half of 2006 income from interest on deposits was presented in the „Finance income" item, now they are posted under "Other operating income."

8. Results of cash transactions in exchange offices and money transfers – in the financial statements for the first half of 2006 these transactions were presented gross as "Other operating income and expenses". In the current period these transactions are presented net in "Other operating income" line.

In the Group's opinion, the above adjustments have contributed to a better presentation of the financial standing of the Group and its assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2.1. RECONCILIATION OF THE BALANCE SHEET AS AT JUNE 30, 2006

Assets	Figures presented in the financial statements as at June 30, 2006	Changes in accounting policies	Figures presented as comparative figures
Non-current assets	**1 979 996**	**2 307**	**1 982 303**
Property, plant and equipment	1 752 936	63 478	1 816 414
Intangible assets, of which:	109 679	454	110 133
- goodwill	107 252	456	107 708
Investments in an associated company consolidated using the equity method of accounting	6 511	0	6 511
Available-for-sale financial assets	665	(3)	662
Other financial assets	57 382	(52 795)	4 587
Investment property	42 531	0	42 531
Other long-term investments	572	(20)	552
Deferred income tax assets	9 720	(8 807)	913
Current assets	**276 720**	**(15 486)**	**261 234**
Inventories	12 072	1	12 073
Trade receivables	75 590	(589)	75 001
Income tax receivables	59	0	59
Other short-term receivables	96 439	(15 202)	81 237
Financial assets at fair value through profit or loss	21 687	13	21 700
Cash and cash equivalents	70 873	291	71 164
Non-current assets held for sale	726	0	726
Total assets	**2 257 442**	**(13 179)**	**2 244 263**

Equity and Liabilities	Figures presented in the financial statements as at June 30, 2006	Changes in accounting policies	Figures presented as comparative figures
Shareholders' equity	**1 661 792**	**(79 725)**	**1 582 067**
Share capital	517 754	0	517 754
Other capital	133 333	0	133 333
Foreign currency translation reserve	(485)	175	(310)
Retained earnings	1 009 262	(79 432)	929 830
Minority interest	**1 928**	**(468)**	**1 460**
Non-current liabilities	**360 958**	**25 163**	**386 121**
Borrowings	311 784	(44 899)	266 885
Provision for deferred income tax	1 572	68 226	69 798
Other non-current liabilities	7 414	1 836	9 250
Provision for pension and similar benefits	40 148	0	40 148
Provisions for liabilities	40	0	40
Current liabilities	**234 692**	**41 383**	**276 075**
Borrowings	40 731	44 899	85 630
Trade payables	93 273	(27 279)	65 994
Current income tax liabilities	5 807	(1 290)	4 517
Other current liabilities	85 898	26 802	112 700
Provision for retirement benefit and other obligations	5 584	(226)	5 358
Provisions for liabilities	3 399	(1 523)	1 876
Total shareholders' equity and liabilities	**2 257 442**	**(13 179)**	**2 244 263**

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2.2. RECONCILIATION OF THE FINANCIAL RESULT FOR THE FIRST HALF OF 2006

	Figures presented in the financial statements as at Jun.30, 2006	Changes in accounting policies	Figures presented as comparative figures
Net sales of services	470 618	(2)	470 616
Net sales of products, merchandise and raw materials	2 397	924	3 321
Cost of services, products, merchandise and raw materials sold	(358 792)	(1 584)	(360 376)
Gross profit on sales	**114 223**	**(662)**	**113 561**
Other operating income	14 969	(1 131)	13 838
Distribution & marketing expenses	(24 291)	(317)	(24 608)
Overheads & administrative expenses	(76 686)	671	(76 015)
Other operating expenses	(8 068)	2 115	(5 953)
Operating profit	**20 147**	**676**	**20 823**
Finance income	2 451	(2 363)	88
Finance expenses	(8 293)	(333)	(8 626)
Share in net profits of subsidiaries, affiliates and associated companies	1 291	0	1 291
Profit before tax	**15 596**	**(2 020)**	**13 576**
Income tax expense	(3 890)	(769)	(4 659)
Net profit for the first half of the year	**11 706**	**(2 789)**	**8 917**

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

2.3.1 The following amendments to the standards as well as interpretations affecting the Group's financial statements entered into force in the first half of 2007:

a) IFRS 7 „Financial Instruments: Disclosures"

IFRS 7 was issued by the International Accounting Standards Board on August 18, 2005 along with an additional amendment to IAS 1 „Presentation of Financial Statements – Capital Disclosures". IFRS 7 is effective for annual periods beginning on or after January 1, 2007. It introduces new requirements concerning disclosure of financial instruments and replaces IAS 30 „Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and certain requirements of IAS 32 „Financial Instruments: Disclosure and Presentation".

The Group prepared the financial statements in accordance with the new requirements concerning disclosure of information.

b) Amendments to IAS 1„Presentation of Financial Statements - Capital Disclosures"

This amendment should be applied for annual periods beginning on or after January 1, 2007. It supplements IFRS 7 – "Financial Instruments: Disclosures", and introduces requirements concerning the disclosure by all the entities of:

- the entity's objectives, policies and processes for managing capital;
- description of components of managed capital,
- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- if it has not complied, the consequences of such non-compliance.

The Group prepared the financial statements in accordance with the new requirements concerning disclosure of information.

(all amounts are quoted in PLN thousands, unless otherwise stated)

c) **IFRIC 10 „Interim Financial Reporting and Impairment"**

IFRIC 10 was issued by the International Financial Reporting Interpretations Committee on July 20, 2006 and is effective for annual periods beginning on or after November 1, 2006. The interpretation clarifies whether impairment losses on goodwill, investment in an equity instrument and a financial asset carried at cost, recognized in an interim report as at the balance sheet date may be reduced or reversed, if, as at a subsequent balance-sheet date - in the interim or annual financial statements - there are circumstances indicating that the reasons for former recognition of the impairment loss ceased to prevail.

IFRIC 10 has been adopted by the European Commission on June 10, 2007.

The Group prepared the financial statements in accordance with the new requirements concerning disclosure of information.
Effect of application by the Group of the above-mentioned amendments and interpretation is immaterial.

2.3.2 As at the date of these financial statements, the following standards, amendments to standards and interpretations were published but did not enter into force:

a) **Amendments to IAS 23 „Borrowing costs"**

The amendment should be applied for annual periods beginning on or after January 1, 2009. The major difference from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

The Group will comply with above-described amendment to the standard however, the date of the implementing and its impact on the financial statement have not yet been considered.

Amendment to IAS 23 has not been adopted by the European Commission as at the date of these financial statements.

b) **IFRS 8 „Operating Segments"**

IFRS 8 was issued by the International Accounting Standards Board on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 "Segment Reporting". This standard defines new requirements as regards disclosure of information on operating segments, as well as information on products, services and geographical areas in which operations are pursued as well as key clients. The IFRS requires the "managerial approach" in respect of reporting on financial results of operating segments.

IFRS 8 has not been adopted by the European Commission as at the date of these financial statements.

The Group will comply with the above-described amendment to the standard starting from its effective date, i.e. from January 1, 2009 and thereafter.

c) **IFRIC 7 „Applying the Restatement Approach under IAS 29 - Reporting in Hyperinflationary Economies."**

IFRIC 7 was issued by the International Financial Reporting Interpretations Committee on November 24, 2005 and is effective for annual periods beginning on or after March 1, 2006. This interpretation contains guidance on the application of the requirements of IAS 29 in the reporting period in which, according to the entity, the country of its functional currency is hyperinflationary, in conditions in which the economy was not hyperinflationary in the preceding period, therefore the entity is obligated to correct its financial statements in accordance with IAS 29.

This interpretation will not affect the Group's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

d) IFRIC 8 „Scope of IFRS 2"

IFRIC 8 was issued by the International Financial Reporting Interpretations Committee on January 12, 2006 and is effective for annual periods beginning on or after May 1, 2006. IFRIC 8 clarifies that IFRS 2 "Share-Based Payment" applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration

This interpretation will not affect the Group's financial statements.

e) IFRIC 9 "Reassessment of Embedded Derivatives", scope of IAS 39

IFRIC 9 was issued by the International Financial Reporting Interpretations Committee on March 1, 2006 and is effective for annual periods beginning on or after June 1, 2006. This interpretation concerns embedded financial instruments to which IAS 39 - Financial Instruments - Recognition and Measurement applies. The interpretation specifies the moment at which an entity assesses whether an embedded derivative should be separated from a host contract and separately recognized as well as the conditions for the first-time adopter of IFRS to base its assessment upon.

This interpretation will not affect the Group's financial statements.

f) IFRIC 11 „Group and Treasury Share Transactions"

IFRIC 11 was issued by the International Financial Reporting Interpretations Committee on November 2, 2006 and is effective for annual periods beginning on or after March 1, 2007. The interpretation contains guidelines concerning:

- application of IFRS 2 „Share-Based Payment" for share-based payments involving two or more related parties; and
- accounting approach in the following instances:
  - an entity grants to its employees the right to its equity instruments that may or must be bought-back from a third party to settle an obligation towards its employees,
  - an entity or its owner grants to the entity's employees the right to equity instruments of this entity and these instruments are supplied by the owner of the entity.

IFRIC 11 has been endorsed by the European Commission as at June 1st, 2007.

This interpretation will not affect the Group's financial statements.

g) IFRIC 12 „Service Concession Arrangements"

IFRIC 12 was issued by the International Financial Reporting Interpretations Committee on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of existing standards by entities involved in service concession arrangements between the public and private sectors. IFRIC 12 concerns arrangements whereby the grantor controls the services to be provided by the operator with the use of infrastructure, to whom the services are provided and for what price.

IFRIC 12 has not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

h) IFRIC 13 "Customer Loyalty Programmes"

The interpretation of IFRIC 13 was issued by the International Financial Reporting Interpretations Committee on June 27, 2007 and is effective for annual periods beginning on or after July 1, 2008. This interpretation contains guidance on the accounting recognition of transactions related to implementation

(all amounts are quoted in PLN thousands, unless otherwise stated)

by an entity of loyalty programs for its customers including, for example, loyalty cards or points collection programs. In particular IFRIC 13 indicates the correct method of recognition of liabilities resulting from provision of products or services free of charge or for reduced prices to customers who use their "points".

The interpretation of IFRIC 13 has not been adopted by the European Union as at the date of these financial statements.

The Group will comply with the above-described interpretation starting from its effective date, i.e. from January 1, 2009 and thereafter.

i) IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

The interpretation of IFRIC 14 was issued by the International Financial Reporting Interpretations Committee on July 9, 2007 and is effective for annual periods beginning on or after July 1, 2008. This interpretation contains guidance on assessment, in accordance with IAS 19, of a limit for excessive fair value of program assets over the current value of a liability from a certain benefits program that can be recognized as an asset. In addition, IFIRC 14 explains how statutory or contractual requirements concerning minimal financing can influence value of the asset or liability from a certain benefits program.

IFRIC 14 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

j) Amendments to IAS 1„Presentation of Financial Statements - Capital Disclosures"

The amendment to IAS 1 was issued by the International Accounting Standards Board ob September 6, 2007 and should be applied for annual periods on or after January 1, 2009. This amendment is aimed to improve the ability of financial statements' users to analyze and compare data included in the financial statements.

Amendment to IAS 1 has not been adopted by the European Commission as at the date of theses financial statements.

The Group will comply with the above-described interpretation starting from its effective date, i.e. from January 1, 2009 and thereafter.

2.4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered impairment, in accordance with the accounting policy stated in note 2.1.5.1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations, using the coefficient method, as described in note 2.1.6.

(b) *Estimated impairment of non-current assets and investment property*
As at the balance sheet date, the Group assesses whether there exist any indications that an assets component may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in note 2.1.6.

(c) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and termination benefits are measured using actuarial methods. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries exert an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growth in benefit assessment bases. Details of the analysis are presented in note 29 to the annual consolidated financial statements.

(d) *Estimated provision for restructuring*
In 2005, the Group commenced the process of reorganization of its structure, as described in note 26 to these financial statements. The Management Board estimated the amount of the provision for staff costs related to the restructuring process and made certain assumptions concerning the amount of an average termination benefit. The increase in the average termination benefit influences the value of the estimated provision.

(e) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

3. SEGMENT REPORTING

The Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The Group operates in two geographical regions, in Poland and Lithuania.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

Tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual business segments of the Group.

The unallocated corporate expenses and revenues concern the entire Group and comprise finance costs and income (including costs of borrowings, valuation of derivative instruments and exchange differences on financial liabilities in foreign currencies), other operating income, expenses and net impairment reversal and income and cost from lease of investment property.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash and finance lease receivables (recognized in other financial assets). They exclude investments, financial assets and investment property.

Segment liabilities consist primarily of trade payables and other current liabilities. They exclude borrowings and provisions.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for the first half of 2007:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transpor-tation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**372 786**	**90 689**	**82 063**	**(9 177)**	**536 361**
Sales to external clients	364 259	89 722	80 641	1 739	536 361
Inter-segment sales	8 527	967	1 422	(10 916)	0
Segment expenses, of which:	**(270 912)**	**(85 670)**	**(71 618)**	**(74 139)**	**(502 339)**
Sales to external clients	(269 334)	(78 431)	(69 687)	(84 887)	(502 339)
Inter-segment sales	(1 578)	(7 239)	(1 931)	10 748	0
Segment result	**101 874**	**5 019**	**10 445**	**(83 316)**	**34 022**
Other revenues				11 956	11 956
Other expenses				(15 621)	(15 621)
Share of net financial result of associates				1 677	1 677
Income tax				(6 763)	(6 763)
Net profit for the first half of the year					**25 271**

The table below presents business segment assets and liabilities as at June 30, 2007:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transpor-tation	Unallocated to segments	Consolidated value
Assets	1 975 371	90 886	190 176	74 928	2 331 361
Gross value of additions to intangible assets	557	8	64		629
Gross value of additions to PP&E	50 926	348	31 180		82 454
Investment expenditure	70 275	411	30 156		100 842
Depreciation	66 701	1 351	13 650		81 702
Liabilities	114 265	74 062	34 783	436 974	660 084

Figures for 2006:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transpor-tation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**708 552**	**214 460**	**166 270**	**(24 772)**	**1 064 510**
Sales to external clients	685 119	211 627	163 749	4 015	1 064 510
Inter-segment sales	23 433	2 833	2 521	(28 787)	0
Segment expenses, of which:	**(526 304)**	**(195 155)**	**(152 667)**	**(129 881)**	**(1 004 007)**
Sales to external clients	(523 035)	(176 009)	(146 620)	(158 343)	(1004 007)
Inter-segment sales	(3 269)	(19 146)	(6 047)	28 462	0
Segment result	**182 248**	**19 305**	**13 603**	**(154 653)**	**60 503**
Other revenues				90 628	90 628
Other expenses				(40 320)	(40 320)
Share of net financial result of associates				2 769	2 769
Income tax				(24 692)	(24 692)
Net profit for the financial year					**88 888**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities as at December 31, 2006:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Assets	1 972 379	58 284	171 638	62 751	2 265 052
Gross value of additions to intangible assets	1 281	323	324		1 928
Gross value of additions to PP&E in the period	184 809	3 994	79 583		268 386
Investment expenditure	163 777	5 600	76 919		246 296
Depreciation	120 776	2 862	29 105		152 743
Revaluation of non-financial non-current assets	27 041	0	0		27 041
Liabilities	103 490	28 413	39 287	432 142	603 332

Figures for the first half of 2006:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**328 957**	**78 896**	**76 450**	**(10 366)**	**473 937**
Sales to external clients	319 208	77 786	75 270	1 673	473 937
Inter-segment sales	9 749	1 110	1 180	(12 039)	0
Segment expenses, of which:	**(248 736)**	**(73 835)**	**(73 764)**	**(64 664)**	**(460 999)**
Sales to external clients	(247 589)	(66 088)	(70 883)	(76 439)	(460 999)
Inter-segment sales	(1 147)	(7 747)	(2 881)	11 775	0
Segment result	**80 221**	**5 061**	**2 686**	**(75 030)**	**12 938**
Other revenues				13 926	13 926
Other expenses				(14 579)	(14 579)
Share of net financial result of associates				1 291	1 291
Income tax				(4 659)	(4 659)
Net profit for the first half of the year					**8 917**

The table below presents business segment assets and liabilities as at June 30, 2006:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Assets	1 905 686	79 867	180 441	78 269	2 244 263
Gross value of additions to intangible assets	483	27	177		687
Gross value of additions to PP&E in the period	72 953	2 947	45 962		121 862
Investment expenditure	67 488	2 818	43 745		114 051
Depreciation	57 201	1 335	15 472		74 008
Liabilities	95 651	59 609	32 684	474 252	662 196

(all amounts are quoted in PLN thousands, unless otherwise stated)

3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

Tables below present figures related to revenues, expenses and profits as well as selected assets and liabilities of individual geographical segments of the Orbis Group for the first half of 2007, 2006 and the first half of 2006. The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

Figures for the first half of 2007:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	531 024	5 337	536 361
Total segment revenues	531 024	5 337	536 361
Assets	2 325 313	6 048	2 331 361
Investment expenditure	100 838	4	100 842

Figures for 2006:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	1 052 328	12 182	1 064 510
Total segment revenues	1 052 328	12 182	1 064 510
Assets	2 258 245	6 807	2 265 052
Investment expenditure	246 272	24	246 296

Figures for the first half of 2006:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	468 369	5 568	473 937
Total segment revenues	468 369	5 568	473 937
Assets	2 236 340	7 923	2 244 263
Investment expenditure	113 798	253	114 051

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND RAW MATERIALS

	1st half of 2007	1st half of 2006
Net sales of services	533 507	470 616
of which: from related parties	*4 608*	*5 115*
Net sales of other products, merchandise and raw materials	2 854	3 321
Net sales of services, products, merchandise and raw materials, total	**536 361**	**473 937**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.2 OTHER OPERATING INCOME

	1st half of 2007	1st half of 2006
Gains on disposal of non-financial, non-current assets	381	938
Gains on disposal of other assets	229	161
Gains on disposal of investments	2	71
Grants	3 199	2 978
Interest income on receivables and deposits	697	597
Other operating income, of which:	7 418	9 093
release of provisions, of which:	518	1 320
- provision for court litigations	32	32
- for obligations towards employees	336	356
- other provisions	150	932
interests on deposit accounts	423	217
interest on deposits	0	562
indeminities received	757	309
no-show penalties	86	218
sale of currencies in exchange offices	248	482
positive currency exchange rate differences	18	407
advertising	132	72
other	5 236	5 506
Other operating income, total	**11 926**	**13 838**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	1 st half of 2007	1st half of 2006
Depreciation and amortization	81 702	74 008
Raw materials and energy used	58 915	56 021
External services	165 622	150 707
Taxes and charges	19 430	19 293
Employee benefit expense	148 239	135 258
Other expenses by nature (for)	29 844	26 518
- advertising and representation	3 538	3 027
- fees for trade mark	1 052	1 040
- input VAT	126	71
- business trips	3 177	2 902
- insurance premiums	4 162	4 210
- fees for affilliation with hotel systems	6 739	5 504
- commissions	2 750	1 697
- rent	4 656	4 405
- provisions	85	87
- adjustments	709	316
- other	2 850	3 259
Total expenses by nature	**503 752**	**461 805**
Change in inventories, products	(3 205)	(3 044)
Cost of manufacture of products for the company needs (negative value)	(365)	(254)
Distribution & marketing expenses (negative value)	(27 870)	(24 608)
Overheads & administrative expenses (negative value)	(84 346)	(76 015)
Costs of manufacture of services and products sold	**387 966**	**357 884**
Value of merchandise and raw materials sold	2 157	2 492
Cost of services, products, merchandise and raw materials sold	**390 123**	**360 376**

4.4 EMPLOYEE BENEFIT EXPENSE

	1st half of 2007	1st half of 2006
Wages and salaries	105 399	96 441
Provision for unused holidays	3 167	3 148
Provision for wages and salaries and related	5 461	9 695
Provision for jubilee awards and retirement benefit obligations	6 312	4 140
Employee benefits	27 900	21 834
Total employee benefit expense	**148 239**	**135 258**

Provisions for jubilee awards and retirement benefit obligations are presented in the income statement under "Overheads & administrative expenses", while provisions for unused and overdue holidays are presented in the income statement as "Cost of services and goods sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	1st half of 2007	1st half of 2006
Loss on disposal of non-financial non-current assets	(251)	(10)
Other operating expenses, of which:	(7 508)	(5 943)
Provisions created	(345)	(294)
for employment restructuring	0	(24)
for other obligations	(153)	0
for court litigations	(192)	(51)
other provisions	0	(219)
Revaluation	(63)	0
Indemnities, penalties, fines paid	(168)	(104)
Donations	(223)	(202)
Costs of damage	(431)	(155)
Remission of receivables	(37)	(19)
Default interest	(63)	(26)
Interests paid	0	(39)
Costs of employment	(2 332)	(1 923)
Exchange differences	(527)	(234)
Costs of assets liquidation	(557)	(992)
Guarantee of lease payments	(209)	(220)
Other	(2 553)	(1 735)
Other operating expenses, total	**(7 759)**	**(5 953)**

4.6 FINANCE INCOME AND EXPENSES

	1st half of 2007	1st half of 2006
Interest revenues	6	5
Revaluation of financial assets at fair value through profit or loss	0	2
Other finance income	24	81
other	24	81
Total finance income	**30**	**88**
Finance expenses of interest on borrowings	(7 728)	(8 105)
Foreign exchange gains	469	(163)
Other finance expenses, of which:	(603)	(358)
- gains on sale of investments	(44)	0
other	(559)	(358)
Total finance expenses	**(7 862)**	**(8 626)**

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	1st half of 2007	1st half of 2006
Current income tax	**(13 995)**	**(9 481)**
- current income tax charge	(13 995)	(9 481)
Deferred income tax	**7 232**	**4 822**
- related to establishment and reversal of temporary differences	7 209	4 801
- decrease (increase) due to a change in tax rates	54	92
- decrease due to partial writedown or reversal of writedowns for deferred tax assets	(31)	(71)
Tax charge in the consolidated income statement	**(6 763)**	**(4 659)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Reconciliation of income tax in the income statement with the financial result:

	1st half of 2007	1st half of 2006
Profit (loss) before tax	**32 034**	**13 576**
Tax calculated at the statutory rate of 19%	(6 086)	(2 579)
Adjustments of current income tax from preceding periods	(25)	0
Revenues non taxable and expenses not tax deductible	(1 465)	(2 394)
Unrecognized tax losses	(120)	0
Other	933	314
Tax charge at the effective tax rate	**(6 763)**	**(4 659)**

On January 23, 2006, Monitor Sądowy i Gospodarczy no. 16 published a notification on the registration of the ORBIS Tax Group. On September 28, 2005, Orbis S.A. together with the companies Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. executed an agreement on the establishment of a Tax Group that was registered in the revenue office. The provisions of the agreement will bind the parties to this agreement until December 31, 2008. As regards the obligations arising from tax regulations, the Tax Group is represented by Orbis S.A. The objective underlying the establishment of the Tax Group is to streamline the settlement of the income tax.

The Group also includes the Orbis Transport Tax Group which includes: Orbis Transport Sp. z o.o., PKS Tarnobrzeg SP. z o.o., PKS Gdańsk Sp. z o.o.

The establishment of the Tax Group has not affected the deferred income tax recognized before its inception.

The deferred income tax results from the following temporary differences:

(all amounts are quoted in PLN thousands, unless otherwise stated)

	As at Jun.30, 2007	As at Dec.31, 2006	As at Jun.30, 2006
Deferred income tax assets, of which:	**22 578**	**18 753**	**22 076**
Posted to financial result	22 578	18 753	22 076
- revaluation of non-current assets	0	0	0
- revaluation of receivables	1 481	1 886	1 301
- revaluation of interests in related parties	954	954	954
- difference betwenn tax and balance sheet depreciation of non-financial fixed assets	450	417	385
- unpaid interest	611	592	478
- unrealized currency exchange differences	34	47	26
- provisions	12 228	10 630	11 911
- initial fee for affiliation with the Accor network	834	794	518
- unpaid wages and salaries	2 489	1 286	1 427
- social security contributions (ZUS) and similar obligations	598	650	463
- lease liabilities	676	805	1 000
- other	2 223	692	3 613
Deferred income tax assets, of which:	**22 578**	**18 753**	**22 076**
Long-term	11 311	9 876	11 591
Short-term	11 267	8 877	10 485
Deferred income tax liability, of which:	**86 792**	**88 202**	**90 961**
Posted to financial result	86 701	88 111	90 870
- difference betwenn tax and balance sheet depreciation of non-financial fixed assets	83 127	86 703	84 673
- unrealized currency exchange differences	377	271	166
- other	3 197	1 137	6 031
Posted to equity	91	91	91
-long-term investments	91	91	91
Deferred income tax liability, of which:	**86 792**	**88 202**	**90 961**
Long-term	82 132	85 789	87 853
Short-term	4 660	2 413	3 108

(all amounts are quoted in PLN thousands, unless otherwise stated)

Deferred income tax is presented according to its net balance from the „Deferred income tax assets" and "Deferred income tax liability" items in each company as well as in the tax group. The influence on the amounts of "Deferred income tax assets" and "Deferred income tax liability" in companies and tax groups which are comprised in the Orbis Group is presented below for the first half of 2007:

1st half of 2007	Temporary differences		Net	
	Assets	Equity & liab	Assets	Equity & liab
Orbis Tax Group	19 597	79 939	0	60 342
Orbis Kontrakty	0	461	0	461
UAB Hekon	802	0	802	0
Orbis Transport Tax Group	2 179	6 392	0	4 213
Total	**22 578**	**86 792**	**802**	**65 016**

The Group shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates. Orbis Group does not recognize such liability based on the exception allowed under IAS 12.39. Value of taxable temporary differences associated with investments in subsidiaries and associates as at June 30, 2007 amounts to PLN 69 932 thousand, as at December 31, 2006 amounted to PLN 83 256 thousand and as at June 30, 2006 amounted to PLN 59 097 thousand.

6. DISCONTINUED OPERATIONS

No decision to discontinue operations was taken in the Group.

7. EARNINGS PER SHARE

Earnings per ordinary share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the Parent Company by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding in the financial year, adjusted for the effect of dilutive factors.

No factors resulting in the dilution of earnings per share occurred in the reporting period nor in the comparative periods.

Figures related to earnings and shares used to calculate the basic and diluted earnings per share are presented below:

	1st half of 2007	1st half of 2006
Basic net profit for the period attributable to equity holders of the parent	25 658	9 059
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**0,56**	**0,20**

(all amounts are quoted in PLN thousands, unless otherwise stated)

8. DIVIDEND PAID OR PROPOSED FOR PAYMENT

On June 28, 2007, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2006 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set for July 31, 2007; and the dividend payment date for August 17, 2007.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and assets under construction.

	As at June 30, 2007	As at Dec. 31, 2006	As at June so, 2006
Tangible assets	1 799 670	1 815 129	1 739 875
Assets under construction	81 300	59 368	76 539
Total	**1 880 970**	**1 874 497**	**1 816 414**

The table below presents tangible assets as at **June 30, 2007:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at January 1, 2007					
Cost	58 248	370 708	2 856 257	208 190	184 374	182 701	3 860 478
Accumulated depreciation and impairment	(3 902)	(13 156)	(1 682 041)	(154 619)	(48 716)	(142 915)	(2 045 349)
Opening net book amount	54 346	357 552	1 174 216	53 571	135 658	39 786	1 815 129
Additions	0	4	43 650	4 514	30 780	3 506	82 454
purchase	0	0	7 368	3 678	28 774	2 069	41 889
transfer from investments	0	0	34 439	782	0	1 411	36 632
other	0	4	1 843	54	2 006	26	3 933
Disposals	0	(8 506)	(2 780)	(598)	(5 930)	(218)	(18 032)
sale	0	0		(443)	(4 262)	(10)	(4 715)
liquidation	0	0	(479)	(96)	(295)	(23)	(893)
transfer to assets held for sale	0	(8 506)	(2 054)	(1)	(1 327)	0	(11 888)
other	0	0	(247)	(58)	(46)	(185)	(536)
Decrease in impairment loss	0	0	0	404	(40)	42	406
Depreciation charge for the period	(283)	(2 187)	(49 540)	(8 164)	(13 789)	(6 324)	(80 287)
Closing net book amount	54 063	346 863	1 165 546	49 727	146 679	36 792	1 799 670
		As at June 30, 2007					
Cost	58 830	361 027	2 863 450	205 918	197 086	183 635	3 869 946
Accumulated depreciation and impairment	(4 767)	(14 164)	(1 697 904)	(156 191)	(50 407)	(146 843)	(2 070 276)
Closing net book amount	54 063	346 863	1 165 546	49 727	146 679	36 792	1 799 670

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents tangible assets as at **December 31, 2006:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at January 1, 2006					
Cost	60 639	373 517	2 718 960	204 400	178 452	163 963	3 699 931
Accumulated depreciation and impairment	(3 152)	(9 011)	(1 625 754)	(150 522)	(73 343)	(137 366)	(1 999 148)
Opening net book amount	57 487	364 506	1 093 206	53 878	105 109	26 597	1 700 783
Additions	139	245	150 194	15 037	81 290	21 481	268 386
purchase	139	0	19 561	8 221	81 290	7 200	116 411
transfer from investments	0	0	130 447	6 798	0	14 180	151 425
other	0	245	186	18	0	101	550
Disposals	(2 601)	(3 227)	(3 913)	(1 126)	(21 398)	(307)	(32 572)
sale	0	(3 227)	(763)	(511)	(18 953)	(156)	(23 610)
liquidation	0	0	(45)	(496)	(455)	(149)	(1 145)
transfer to assets held for sale	(2 601)	0	(3 105)	(119)	(1 990)	(2)	(7 817)
Recognition of impairment loss	0	0	(49 572)	(943)	(29)	(732)	(51 276)
Decrease in impairment loss	0	0	77 033	1 118	48	760	78 959
Depreciation charge for the period	(679)	(3 972)	(92 732)	(14 393)	(29 362)	(8 013)	(149 151)
Closing net book amount	54 346	357 552	1 174 216	53 571	135 658	39 786	1 815 129
		As at December 31, 2006					
Cost	58 248	370 708	2 856 257	208 190	184 374	182 701	3 860 478
Accumulated depreciation and impairment	(3 902)	(13 156)	(1 682 041)	(154 619)	(48 716)	(142 915)	(2 045 349)
Closing net book amount	54 346	357 552	1 174 216	53 571	135 658	39 786	1 815 129

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents tangible assets as at **June 30, 2006**:

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at January 1, 2006					
Cost	60 639	373 517	2 718 960	204 400	178 452	163 963	3 699 931
Accumulated depreciation and impairment	(3 152)	(9 011)	(1 625 754)	(150 522)	(73 343)	(137 366)	(1 999 148)
Opening net book amount	57 487	364 506	1 093 206	53 878	105 109	26 597	1 700 783
Additions	0	0	67 760	3 805	48 226	2 071	121 862
purchase	0	0	3 868	2 930	45 588	1 385	53 771
transfer from investments	0	0	63 892	386	0	672	64 950
other	0	0	0	489	2 638	14	3 141
Disposals	0	(42)	(402)	(540)	(9 657)	(58)	(10 699)
sale	0	(42)	0	(170)	(8 505)	(9)	(8 726)
liquidation	0	0	0	(370)	(426)	(49)	(845)
transfer to assets for sale	0	0	0	0	(726)	0	(726)
other	0	0	(402)	0	0	0	(402)
Decrease in impairment loss	0	0	0	57	0	28	85
Depreciation charge for the financial year	(402)	(2 208)	(44 481)	(5 396)	(15 548)	(4 121)	(72 156)
Closing net book amount	57 085	362 256	1 116 083	51 804	128 130	24 517	1 739 875
		As at June 30, 2006					
Cost	60 639	373 475	2 786 205	205 064	182 929	162 610	3 770 922
Accumulated depreciation and impairment	(3 554)	(11 219)	(1 670 122)	(153 260)	(54 799)	(138 093)	(2 031 047)
Closing net book amount	57 085	362 256	1 116 083	51 804	128 130	24 517	1 739 875

The "Vehicles" group comprises vehicles operated under finance leases. As at June 30, 2007, their carrying amount is PLN 7,607 thousand.

Leased PP&E	As at Jun.30,2007	As at Dec.31,2006	As at Jun.30,2006
Cost - capitalised finance lease	10 615	13 105	17 986
Depreciation at the beginning of period	(1 977)	(461)	(2 497)
Amortization for the period	(1 031)	(2 353)	(1 498)
Closing net book value	7 607	10 291	13 991

Property, plant and equipment consists, besides fixed assets, of assets under construction:

Assets under construction	As at Jun.30,2007	As at Dec.31,2006	As at Jun.30,2006
Gross value of assets under construction	85 982	64 003	81 534
Provision for assets under construction	(4 682)	(4 635)	(4 995)
Total	81 300	59 368	76 539

During the first half of 2007 the Orbis Group created an additional provision for assets under construction amounting to PLN 47 thousand.
Detailed information on security established on property, plant and equipment is provided in note 24 to these financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Orbis Group classified the following as property, plant and equipment held for sale:

Property, plant and equipment classified as held for sale	As at Jun.30,2007	As at Dec.31,2006	As at Jun.30,2006
Cars held for sale, withdrawn from operation	1 428	1 971	726
Sale of PKS Gdańsk and PKS Tarnobrzeg base	5 172	5 172	0
Commercial exchange of real property	10 561	0	0
Total	**17 161**	**7 143**	**726**

Non-current assets classified as held for sale include cars withdrawn from operation within the framework of short-term rent and lease activities. The sale of cars after their period of operation falls within the scope of other on-going operating activities. Revenue from the sale of cars is subject to seasonal market fluctuations as well as to the pursued policy related to rent-a-car equipment. Non-current assets held for sale include also land, rights to perpetual usufruct of land as well as buildings and structures of the companies PKS Gdańsk and PKS Tarnobrzeg.
Non-current assets classified as held for sale of Orbis S.A. include usufruct rights and real property of the hotel Silesia in Katowice. The company will exchange the assts for an undeveloped plot of land which will be used in accordance with the development strategy.

Non-current assets held for sale are reported at their carrying amount, which is not higher than the fair value.

In 2002 the Group concluded an agreement with leasing company under which Group took hotels, two in Warsaw and one hotel in Poznań and Łódź each, previously sold to this company, to be operated under operating lease. As a result of the executed operating lease agreement, the Group recognized off-balance sheet commitments on account of monthly installments for the period of 6 years, until 2012, arising from the amounts of contractual lease payments. The agreement gives the opportunity to continue for the next 10 years on specified conditions (until year 2022). The value of lease payments for the years 2012-2022 was calculated on the basis of the current rents, due to lack of appropriate provisions in the agreement.

Operating lease liabilities of the Group presented off-balance sheet are as follows:

Future minimum operating lease liabilities	As at Jun.30,2007	As at Dec.31,2006	As at Jun.30,2006
Operating lease liabilities, due in:			
1 year	11 185	11 878	15 817
from 1 to 5 years	38 812	42 834	64 651
more than 5 years	100 877	107 515	148 649
Total operating lease liabilities	**150 874**	**162 227**	**229 117**

Moreover, in 2004 the Group took a hotel building to be held under operating lease for the period of 15 years. On this account, the Group has off-balance sheet commitments arising from lease payments to be paid during the remaining period of 12 years, until 2018. The annual rent is determined on the level of 25% of revenue.

Detailed information on impairment of property, plant and equipment is presented below:

Impairment of tangible assets and assets under construction	As at Jun.30,2007	As at Dec.31,2006	As at Jun.30,2006
Opening balance	**(474 247)**	**(502 356)**	**(502 356)**
recognition of impairment of PP&E	0	(51 276)	0
recognition of impairment of assets under construction	(47)	0	0
annual reversal of impairment of PP&E	239	78 317	0
reversal of impairment of assets under construction	0	1 002	0
used	451	66	0
Closing balance	**(473 604)**	**(474 247)**	**(502 356)**

Recognized impairment of PP&E and annual reversal of impairment of PP&E are presented in "Revaluation of non-financial non-current assets" line of the income statement. However, operating reversal of impairment of

(all amounts are quoted in PLN thousands, unless otherwise stated)

PP&E and assets under construction are presented in the "Other operating income" item. Information on the accounting policy applied in respect of impairment tests on non-financial non-current assets is set out in note 2.1.6 to these financial statements.

For the first half of 2007 and first half of 2006 there were no indications of a necessity to perform impairment tests of property, plant and equipment.

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **June 30, 2007:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2007				
Cost	**108 609**	**384**	**15 557**	**324**	**124 874**
Accumulated amortization and impairment	(901)	(188)	(13 655)	(89)	(14 833)
Opening net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**
Additions	0	40	564	25	629
purchase	0	40	528	25	593
transfer from investments	0	0	36	0	36
Disposals	0	0	(1)	0	(1)
other	0	0	(1)	0	(1)
Amortization charge for the period	0	(58)	(728)	0	(786)
Closing net book amount	**107 708**	**178**	**1 737**	**260**	**109 883**
	As at June 30, 2007				
Cost	**108 609**	**425**	**15 684**	**349**	**125 067**
Accumulated amortization and impairment	(901)	(247)	(13 947)	(89)	(15 184)
Closing net book amount	**107 708**	**178**	**1 737**	**260**	**109 883**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2006:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2006				
Cost	**108 609**	**247**	**14 203**	**433**	**123 492**
Accumulated amortization and impairment	(901)	(96)	(11 752)	(88)	(12 837)
Opening net book amount	**107 708**	**151**	**2 451**	**345**	**110 655**
Additions	0	143	1 649	136	1 928
purchase	0	143	1 518	136	1 797
transfer from investments	0	0	118	0	118
other	0	0	13	0	13
Disposals	0	0	(7)	(245)	(252)
liquidation	0	0	(4)	0	(4)
other	0	0	(3)	(245)	(248)
Amortization charge for the period	0	(98)	(2 191)	(1)	(2 290)
Closing net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**
	As at December 31, 2006				
Cost	**108 609**	**384**	**15 557**	**324**	**124 874**
Accumulated amortization and impairment	(901)	(188)	(13 655)	(89)	(14 833)
Closing net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **June 30, 2006** :

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2006				
Cost	108 609	247	14 203	433	123 492
Accumulated amortization and impairment	(901)	(96)	(11 752)	(88)	(12 837)
Opening net book amount	107 708	151	2 451	345	110 655
Additions	0	12	463	212	687
purchase	0	12	433	212	657
other	0	0	30	0	30
Disposals	0	0	(10)	0	(10)
liquidation	0	0	(10)	0	(10)
Amortization charge for the period	0	(43)	(1 155)	(1)	(1 199)
Closing net book amount	107 708	120	1 749	556	110 133
	As at June 30, 2006				
Cost	108 609	259	14 565	645	124 078
Accumulated amortization and impairment	(901)	(139)	(12 816)	(89)	(13 945)
Closing net book amount	107 708	120	1 749	556	110 133

All intangible assets recognized by the Group, save for goodwill, have definite useful lives. The Group does not have any internally generated intangible assets.

Impairment of intangible assets	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	(4)	(4)	(4)
recognized	0	0	0
Closing balance	(4)	(4)	(4)

As at the balance sheet date, intangible assets do not secure the Group's liabilities.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Goodwill impairment test

Goodwill was created by purchase of shares of the subsidiary Hekon - Hotele Ekonomiczne S.A. (PLN 107,252 thousand) and enterprise's organized value of Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg (PLN 456 thousand). Goodwill is annually tested for impairment in line with the policy described in the note 2.1.6 of these financial statements.

Test methodology and assumptions applied by the Group for the purpose of the goodwill impairment test are described in note 2.1.6 of the consolidated financial statements.

For the first half of 2007 and first half of 2006 there were no indications of a necessity to perform a goodwill impairment test.

11. INVESTMENTS IN ASSOCIATES

Investments on associates measured using the equity method:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Opening balance	**7 989**	**5 220**	**5 220**
Shares and interests	7 989	5 220	5 220
Additions	**1 677**	**2 769**	**1 291**
share of profit (loss) of associates	1 677	2 769	1 291
Disposals	**0**	**0**	**0**
dividend	0	0	0
Closing balance	**9 666**	**7 989**	**6 511**
Shares and interests	9 666	7 989	6 511

Brief financial information about consolidated associates is presented in the table below:

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Orbis Casino Sp. z o.o.								
As at Jun.30, 2007	9 666	42 300	13 299	269 129	5 032	29 001	33	33
As at Dec.31, 2006	7 989	36 285	12 316	491 797	8 307	23 969	33	33
As at Jun.30, 2006	6 511	30 711	11 177	234 197	3 873	19 534	33	33

Shares in Orbis Casino Sp. z o.o. held by the Group are valued using the equity method.

Investments in associates are not directly exposed to the risk of change in the interest rate.

(all amounts are quoted in PLN thousands, unless otherwise stated)

12. RELATED PARTIES

Information on non-consolidated related parties:

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
As at Jun.30, 2007	497	4 597	1 336	665	(120)	3 261	100	100
As at Dec.31, 2006	497	4 409	1 028	1 648	32	3 381	100	100
As at Jun.30, 2006	497	4 403	1 227	533	(173)	3 176	100	100
AutoOrbisBus Sarl								
As at Jun.30, 2007	35	833	1 030	257	(87)	(197)	99	99
As at Dec.31, 2006	35	493	605	854	(17)	(113)	98	98
As at Jun.30, 2006	35	1 652	1 730	1 762	23	(78)	98	98
PH Majewicz Sp. z o.o.								
As at Jun.30, 2007	84	3 004	921	4 095	257	2 084	49	49
As at Dec.31, 2006	84	2 892	1 065	7 363	158	1 826	49	49
As at Jun.30, 2006	84	3 021	1 165	3 671	188	1 856	49	49
Spółki powiązane razem								
As at Jun.30, 2007	**616**	**8 434**	**3 287**	**5 017**	**50**	**5 148**	**n/a**	**n/a**
As at Dec.31, 2006	**616**	**7 794**	**2 698**	**9 865**	**173**	**5 094**	**n/a**	**n/a**
As at Jun.30, 2006	**616**	**9 076**	**4 122**	**5 966**	**38**	**4 954**	**n/a**	**n/a**

In the balance sheet, non-consolidated subsidiaries are recognized as available-for-sale financial assets. Interests in non-related parties, amounting to PLN 46 thousand as at June 30, 2007, are presented in the same line.

An agreement about sailing 49 % of shares in the PH Majewicz company was signed in accordance with the Management Board's decision dated June 17, 2007.

13. BUSINESS COMBINATIONS AND DISPOSALS

No business combinations within the meaning of IFRS 3 took place in the first half of 2007.

14. INTERESTS IN JOINT VENTURES

Companies of the Orbis Group do not hold any interests in joint ventures.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Opening balance	**662**	**762**	**762**
Acquisition	0	0	0
Sale	0	0	0
Others	0	(100)	(100)
Closing balance	**662**	**662**	**662**

Others in 2006 relate to the consolidation of the company Orbis Kontrakty Sp. z o.o.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Available-for-sale financial assets are composed of the following items:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Shares/interests in unlisted companies	662	662	662
Total available-for-sale financial assets	**662**	**662**	**662**

Available-for-sale financial assets are not directly exposed to the risk of change in interest rates.

16. OTHER FINANCIAL ASSETS

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Opening balance	**3 612**	**2 815**	**2 815**
Receivables from finance leases	918	1 054	1 838
Other additions	0	9	55
Loan repayment	0	(242)	(121)
Other disposals	(1)	(24)	0
Closing balance	**4 529**	**3 612**	**4 587**

Other financial assets are composed of the following items:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Loans granted	0	44	160
Other non-current receivables	51	47	95
Non-current prepayments	72	72	98
Receivables from finance leases	4 406	3 449	4 234
Other financial assets, total	**4 529**	**3 612**	**4 587**

Other financial assets are exposed to the credit risk and interest rate risk. Information on risk management is provided in note 31 of the consolidated financial statements.

The fair value of other financial assets as at June 30, 2007 is close to their carrying amount.

(all amounts are quoted in PLN thousands, unless otherwise stated)

17. INVESTMENT PROPERTY

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Opening gross carrying amount	**73 275**	**73 275**	**73 275**
Accumulated depreciation	(31 393)	(30 091)	(30 091)
Opening net book amount	**41 882**	**43 184**	**43 184**
Additions	**247**	**0**	**0**
other	247	0	0
Depreciation charge for the period	(629)	(1 302)	(653)
Closing net book amount	**41 500**	**41 882**	**42 531**
Closing gross book amount	**75 096**	**73 275**	**73 275**
Accumulated depreciation at the end of period	(33 596)	(31 393)	(30 744)
Closing net book amount	**41 500**	**41 882**	**42 531**

The Group measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS (January 1, 2004), the Group valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost. The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert amounted to PLN 32,503 thousand as at January 1, 2004. Assets were not revalued as at June 30, 2007.

The following amounts were recognized in the income statement:

	1st half of 2007	1st half of 2006
Income from rent of investment property	788	749
Direct operating expenses of investment property which generate income from rent	1 259	997
Direct operating expenses of investment property which do not generate income from rent	196	37

Investment property includes the following land owned as well as rights to perpetual usufruct of land, buildings and structures:

- in Bydgoszcz – own land with an area of 343 sq. m. and the building of the Pod Orłem Hotel,
- in Gdańsk – right to perpetual usufruct of land with the area of 62 sq. m. and a building with usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28,992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of 2,513 sq. m.,
- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3,585 sq. m. and the building of the Bristol Hotel with usable floor space of 18,062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2,230 sq. m. and the multi-storey garage-parking with usable floor space of 19,000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with an area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with an area of 3,028 sq. m.

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. OTHER LONG-TERM INVESTMENTS

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Opening balance	552	565	565
Increase in fair value in the period	0	0	0
Other additions	0	0	0
Sale	0	0	0
Other disposals	0	(13)	(13)
Closing balance	552	552	552

Other long-term investments are mainly composed of works of art owned by Orbis S.A.

19. INVENTORIES

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Raw materials	6 683	6 322	7 510
Work in progress	4 193	1 899	3 366
Merchandise	663	967	1 197
Total inventories	**11 539**	**9 188**	**12 073**

The value of inventories recognized in the first half of 2007 as an expense in the "Cost of services and products sold" item amounted to PLN 49,793 thousand (in 2005: PLN 78,828 thousand and in the first half of 2006 PLN 49,110 thousand).

Information on write-downs of inventories:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Opening balance	**(489)**	**(457)**	**(457)**
write-down created	(83)	(218)	(4)
write-down used	1	37	20
write-down released	138	149	79
Closing balance	**(433)**	**(489)**	**(362)**

Created write-downs of inventories are presented in the 'Other operating expenses" item of the income statement and the release of write-downs – in „Other operating income".
In the current period, the write-down of inventories was released as a result of their sale or commissioning for use.

The Group has not pledged any inventories as security for liabilities.

(all amounts are quoted in PLN thousands, unless otherwise stated)

20. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Trade receivables	91 150	61 516	79 837
of which: receivables from related parties	*1 868*	*1 532*	*1 135*
Provisions for impairment of receivables	(8 419)	(7 343)	(4 901)
Prepayments	297	1 090	65
Net trade receivables	**83 028**	**55 263**	**75 001**

Other current receivables are composed of the following items:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Current receivables	**50 841**	**41 895**	**60 674**
Loans granted	10	19	28
Taxes, grants, customs duties, social security and other benefits receivable	13 098	16 191	26 807
Prepaid tangible assets, intangible assets and inventories	17 058	16 278	24 637
Adjudicated receivables	1 146	1 175	1 278
Claimed in court	923	1 217	1 388
Settlements with employees	1 007	636	1 283
Receivables from finance lease	1 916	1 679	1 277
Damage settlement	1 498	1 503	1 526
Deposits, collaterals, security	9 970	0	3 903
Other receivables	6 743	6 510	2 727
Provisions for impairment of other receivables	(2 528)	(3 313)	(4 180)
Current prepayments and advances	**21 215**	**4 170**	**20 563**
Prepayments, of which:	21 215	4 170	20 563
service fees	180	156	316
remunerations and derived	7 074		6 218
taxes and charges	6 070	284	5 882
insurance premiums	2 409	830	1 131
lease of advertisement space	1 166	1 116	831
other	4 316	1 784	6 185
Other current receivables, net	**72 056**	**46 065**	**81 237**

Income tax receivables are composed of the following items:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Income tax receivable from the tax autorities	46	55	59
Total income tax receivables	**46**	**55**	**59**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Change in impairment of receivables is presented below:

Impairment of receivables	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Opening balance	(10 656)	(9 042)	(9 042)
Recognition of impairment	(1 057)	(4 345)	(536)
Derecognition of impairment	41	2 044	434
Use of impairment	725	687	63
Closing balance	**(10 947)**	**(10 656)**	**(9 081)**

Impairment of receivables is recognized and derecognized in the "Other expenses by nature" item (note 4.3) of the income statement.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs due to the considerable share of relatively small transactions in total turnover. All threatened receivables are covered by a provision for impairment. More information on credit risk is provided in note 31.

The fair value of receivables does not significantly differ from their value presented in the consolidated financial statements.

The following table presents a maturity structure of current receivables including impairment:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Non-overdue receivables	114 718	75 948	115 419
Overdue receivables, including:	30 098	31 866	29 337
- less than 1 month	15 931	15 322	14 068
- 1 to 3 months	1 909	3 436	3 687
- 3 to 6 months	1 543	1 715	1 953
- 6 months to 1 year	1 262	2 753	3 228
- over 1 year	9 453	8 640	6 401
Total gross current receivables	**144 816**	**107 814**	**144 756**
Impairment of non-overdue receivables	(44)	(154)	(1 202)
Impairment of overdue receivables, including:	(10 903)	(10 502)	(7 879)
- less than 1 month	(47)	(161)	(6)
- 1 to 3 months	(263)	(289)	(153)
- 3 to 6 months	(634)	(807)	(621)
- 6 months to 1 year	(1 358)	(1 708)	(278)
- over 1 year	(8 601)	(7 537)	(6 821)
Total impairment of receivables	**(10 947)**	**(10 656)**	**(9 081)**
Net current receivables	**133 869**	**97 158**	**135 675**

As at June 30, 2007 receivables that amounted to PLN 18 643 thousand were overdue but not impaired. The analysis of these receivables classified by time intervals is presented below:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Overdue receivables without impairment, of which:	**18 643**	**19 216**	**18 928**
- overdue for a period to 1 month	15 884	15 161	14 062
- overdue for a period from 1 month to 3 months	1 754	3 147	3 534
- overdue for a period from 3 months to 6 months	1 005	908	1 332

The motor vehicles that are leased under the financial lease agreement are the collateral security of receivables under the financial lease of the Orbis Group. The provisions of the agreement guarantee the return of the leased property to the financing company in case of an earlier termination of the agreement, at the same time, the profit on their sale is appropriated as income of the financing

(all amounts are quoted in PLN thousands, unless otherwise stated)

company, which is set-off against its receivables under the agreement. The fair value of the security is similar to the carrying value of receivables for which the security was established. As at June 30, 2007, the receivables under the financial lease of the Orbis Group amount to a net sum of PLN 6 322 thousand and are described in Note 28.

The Company holds no collateral other than those mentioned above, that the Company would be permitted to sell or repledge in the absence of default by the owner of the collateral.

21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Financial assets at fair value through profit or loss			
Opening balance	136	33 047	33 047
- purchase	33 101	598 627	184 371
- sale	(33 169)	(631 887)	(195 834)
- valuation	0	0	2
- other	(68)	349	114
Closing balance	0	136	21 700
Financial assets at fair value through profit or loss	**0**	**136**	**21 700**

Financial assets and liabilities at fair value through profit and loss are reported in the cash flow statement, in the section related to investing activities.
Changes in the fair value of financial assets and liabilities measured at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Finance income and expenses" item of the income statement (note 4.6).

22. CASH AND CASH EQUIVALENTS

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Cash at bank and on hand	27 465	39 020	22 099
Short-term bank deposits	30 516	66 166	39 078
Other cash and cash equivalents	40 986	2 061	9 987
Total cash and cash equivalents	**98 967**	**107 247**	**71 164**

Other cash and cash equivalents include cash in transit and other monetary assets and money deposited with banks in the form of repo transactions whit a maturity not exceeding three months.

The Group transfers temporarily disposable cash on short-term bank deposits with maturity date ranging from 1 to 50 days and in repo transactions with a maturity not exceeding three months. The effective interest rate on these deposits falls from 1.2% to 4.80% and the effective interest rate on repo transactions ranges from 4.06% to 4.15%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

As at the date of transition to IFRS in connection with the revaluation of the contribution value using hyperinflation indexes, the value of the share capital increased by PLN 425,600,452 to reach PLN 500,600,452. The aggregate revalued amount of share capital as at June 30, 2007 equaled PLN 517,754,468.

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Number of shares issued and paid	46 077 008	46 077 008	46 077 008
Par value per share	2	2	2
Shares as at the beginning of period	**46 077 008**	**46 077 008**	**46 077 008**
Change in the period	0	0	0
Shares as at the end of period	**46 077 008**	**46 077 008**	**46 077 008**

The targeted number of shares equals the number of issued and paid shares.

Shareholders

As at September 28, 2007 the value of the share capital of "Orbis" S.A. amounted to PLN 517,754 thousand and consisted of 46,077,008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at September 28, 2007 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

(all amounts are quoted in PLN thousands, unless otherwise stated)

Shareholders	Number of shares held as at Sept. 28, 2007. (no. of voting rights at the GM)	Percentage share in the share capital as at Sept. 28, 2007 (percentage share in the total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares in the period August 15, 2007 - Sept. 28, 2007
- Accor S.A.:	20 955 773	45,48%	4,9%
incl. a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	7 524 757	16,33%	-
including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*4 577 039*	*9,93%*	-
- Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-
- Pioneer Pekao Investment Management S.A. (PPIM) - all clients (as regards portfolios managed by PPIM):	2 332 876	5,06%	-
Including portfolios of Pioneer investment funds managed by PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	*2 313 646*	*5,02%*	-

Other capital

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Share premium	132 944	132 944	132 944
Revaluation reserve of fair value revaluation of long term investments	480	480	480
Deferred income tax	(91)	(91)	(91)
Total other capital	**133 333**	**133 333**	**133 333**

Exchange differences on consolidation

This item includes exchange differences on translation of financial statements of foreign subsidiaries.

(all amounts are quoted in PLN thousands, unless otherwise stated)

24. BORROWINGS

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Non-current borrowings			
Bank borrowings	230 888	230 305	266 572
Loans	0	0	313
Total non-current borrowings	**230 888**	**230 305**	**266 885**
Current borrowings			
Bank borrowings	92 291	84 900	84 946
Loans	332	665	684
Total curent borrowings	**92 623**	**85 565**	**85 630**
Total borrowings	**323 511**	**315 870**	**352 515**

The maturity of borrowings is presented in the table below:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
As broken down to maturity:			
Payable on demand or in up to 1 year	92 623	85 565	85 630
Over 12 months - up to 3 years	86 004	85 488	80 120
Between 3 and 5 years	98 211	98 167	93 382
Over 5 years	46 673	46 650	93 383
Total borrowings	**323 511**	**315 870**	**352 515**

Currencies of borrowings are presented in the table below:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
As broken down to currencies:			
PLN	313 926	305 816	341 634
Foreign currencies (per currency and following translation into PLN):	9 585	10 054	10 881
CHF thous.	*4 217*	*4 217*	*4 217*
PLN thous.	*9 585*	*10 054*	*10 881*
In PLN, total	**323 511**	**315 870**	**352 515**

The fair value of borrowings is close to their carrying amount.
The effective interest rate for borrowings ranges from 1.15% to 6.68%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Amount of borrowing to be repaid	Jun.30, 2007	Dec.31, 2006	Jun.30, 2006	Interest rate	Maturity date	Security
Orbis S.A.	BWE	loan	PLN	332	665	996	15%	Oct. 7, 2007	item no. 1
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	266 305	266 133	304 120	WIBOR + margin	Nov. 10, 2012	item no. 2
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	2 500	2 500	2 500	Wibor 1M + 0,9%	Dec. 31, 2010	item no. 3
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	2 500	2 500	0	Wibor 1M + 0,9%	Dec. 31, 2010	item no. 4
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	34 018	34 018	34 018	Wibor 3M + 1,15%	Jan.31, 2008	item no. 5
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	9 585	10 054	10 881	Libor 1M + 1,5%	Jan.31, 2008	item no. 6
			CHF	*4 217*	*4 217*	*4 217*			
Orbis Transport Sp. z o.o.	Citibank Handlowy SA	bank borrowings	PLN	7 000	0	0	WIBOR T/N + 0,6%	Oct.22, 2007	item no. 7
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 271	0	0	WIBOR 1M + margin 1p.p.	Jan.31, 2009	item no. 8
Total			PLN	323 511	315 870	352 515			

Security for borrowings established on assets includes mortgages on real estates amounting in total to PLN 765,380 thousand and a pledge on a fleet of cars:

1. due to the loan granted by Bank Współpracy Europejskiej S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank bill of exchange and cap mortgage on the following hotels: Solny in Kołobrzeg and Francuski in Kraków, up to the amount of PLN 18,575 thousand;
2. due to the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 509,833 thousand established on the real estate of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław; and assignment of rights under insurance policies related to hotels covered by the cap mortgage as well as surety issued by Hekon - Hotele Ekonomiczne S.A.;
3. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. – cap mortgage up to PLN 7,200 thousand for purchase of property at 47 Łopuszańska street (mortgage on this property) and assignment of rights under the insurance policy;
4. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. – ordinary mortgage of PLN 2,500 thousand pledged as security for the credit facility and a cap mortgage of PLN 2,300 to secure interest as well as assignment of rights under the insurance policy. Mortgage established on property at 47 Łopuszańska street.
5. due to the turnover credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars on a set of movable property constituting a commercial unit;
6. due to the turnover credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars on a set of movable property constituting a commercial unit;

(all amounts are quoted in PLN thousands, unless otherwise stated)

7. due to a credit facility granted to the company Orbis Transport Sp. z o.o. by Citibank Handlowy S.A. – a guarantee of Orbis S.A. in accordance with the agreement WAW/UP/0008/07.
8. due to the bank borrowings granted to the company PBP Orbis Sp. z o.o. by Kredyt Bank – a mortgage on non-residential premises in Warsaw at 36B, 1 Sierpnia street up to the amount of PLN 5,500 thousand and an assignment of rights from an insurance of the property.

Procedure undertaken by the Group to have mortgages removed from land and mortgage registers established on three hotels: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa up to PLN 219,472 thousand due to the bank borrowings granted by the Banks' Syndicate led by Calyon is underway. Bank borrowings fully repaid on November 30, 2005 - the creditor cannot enforce his rights from this security.

Other securities established on assets:

The following securities have been established, in the form of registered mortgage encumbrance, on the assets of PKS Gdańsk Sp. z o.o. in connection with capital commitments of Orbis Transport Sp. z o.o., shareholder of PKS Gdańsk Sp. z o.o., connected with the purchase of an organized enterprise and its subsequent contribution to PKS Gdańsk Sp. z o.o.:

Type of commitment	Security	Amount of security
Payment of the outstanding portion of price of PPKS	Ordinary joint mortgage	5 850
Interest on unpaid price	Joint cap mortgage	3 000
Non-performance or improper performance of obligations related to employment of PPKS employees	Joint cap mortgage	3 000
Total		**11 850**

All lease agreements executed by the Company PKS Gdańsk Sp. z o.o. are secured by blank bills of exchange. Moreover, the Company's liabilities arising from the executed lease agreement no. 19590 dated April 6, 2004 are additionally secured by a tax lien amounting to PLN 118 thousand established on a bus.

As at the balance sheet date, the Company PKS Tarnobrzeg Sp. z o.o. has the following securities established on non-current assets:

- security for payments to be made by the Company Orbis Transport to the State Treasury as installments for the purchase of the State Enterprise in Tarnobrzeg (items 1 and 2 in the table below) pursuant to the Notary's Deed dated April 21, 2004 for an aggregate amount of PLN 2,600 thousand;
- security for refund of an advance of PLN 3,000 thousand + VAT (PLN 3,660 thousand), received towards the sale of real property at 86 Sikorskiego street in Tarnobrzeg (with the exclusion of the Filling Station) to the benefit of Maryland Real Estate Sp. z o.o. (item 3 in the table below);
- security for payment of installments on account of purchase of Solbus C9,5 buses (2 buses) and C10,5 buses (2 buses) in favor of ING Bank Śląski S.A., amounting to PLN 1,968 thousand (items 4-7 in the table below).

No.	Security	Amount	Remarks
1	Contractual joint cap mortgage in favor of the State Treasury – land transferred to be held under perpetual usufruct and a building, constituting a separate real property, located in Tarnobrzeg, in Mickiewicza street	2 600	Land and Mortgage Register no. KW TB1T/00035273/9
2	Contractual joint cap mortgage in favor of the State Treasury – land transferred to be held under perpetual usufruct and a building, constituting a separate real property, located in Tarnobrzeg, in Sikorskiego street	2 600	Land and Mortgage Register no. KW TB1T/00035272/2
3	Contractual ordinary mortgage in favor of Mayland Real Estate Sp. z o.o. - land transferred to be held under perpetual usufruct and a building, constituting a separate real property, located in Tarnobrzeg, in Sikorskiego street	3 660	Land and Mortgage Register no. KW TB1T/00035272/2
4	Registered pledge in favor of ING Bank Śląski S.A – pledged object: Solbus C10,5 bus	1 968	reg. no. RT13789
5	Registered pledge in favor of ING Bank Śląski S.A – pledged object: Solbus C9,5 bus	1 968	reg. no. RT13847

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Registered pledge in favor of ING Bank Śląski S.A – pledged object:		
6	Solbus C10,5 bus	1 968	reg. no. RT13786
	Registered pledge in favor of ING Bank Śląski S.A – pledged object:		
7	Solbus C9,5 bus	1 968	reg. no. RT13846

Exposure to interest rate risk

Owing to a floating interest rate on the majority of bank borrowings taken by the Companies forming the Group, the Companies are exposed to the risk of changes in cash flows resulting from fluctuations in interest rates. The Group is also exposed to the risk of changes in fair value as a result of changes in interest rate connected with fixed interest rate on the borrowings from BWE. Owing to the amount of liabilities due to these bank borrowings, this risk is insignificant. Information on risk management is provided in note 31.

In the first half of 2007 interest rates were as follows:

- WIBOR 1M 4.11 - 4.64
- WIBOR 3M 4.18 - 4.71
- WIBOR 6M 4.26 - 4.84
- WIBOR 1Y 4.42 – 5.14

Unused credit lines amounted to PLN 199,428 thousand, of which:

- PLN 700 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,
- PLN 190,000 thousand – tranche B under the Fixed-Term Bank Borrowings Agreement,
- PLN 5,998 thousand – overdraft facility for PBP Orbis Sp. z o.o. company,
- PLN 2,730 thousand – investment bank borrowing for PBP Orbis Sp. z o.o. company.

25. OTHER NON-CURRENT LIABILITIES

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Liabilities arising from purchase of related parties	2 515	3 334	4 154
Finance lease liabilities	5 322	6 786	5 092
Other	502	48	4
Other non-current liabilities, total	**8 339**	**10 168**	**9 250**

Finance lease liabilities are presented in note 28.

26. PROVISIONS FOR LIABILITIES

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**1 012**	**5 752**	**137**	**6 901**
Provision created in the period	192	0	1	193
Provision used in the period	(7)	(5 167)	(3)	(5 177)
Provision released in the period	(32)	0	(3)	(35)
As at June 30, 2007	**1 165**	**585**	**132**	**1 882**
Short-term - the 1st half of 2007	1 114	585	132	1 831
Long-term - the 1st half of 2007	51	0	0	51
Total provision as at June 30, 2007	**1 165**	**585**	**132**	**1 882**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2006	**275**	**3 508**	**594**	**4 377**
Provision created in the period	885	5 752	138	6 775
Provision used in the period	(99)	(3 508)	(499)	(4 106)
Provision released in the period	(49)	0	(96)	(145)
As at December 31, 2006	**1 012**	**5 752**	**137**	**6 901**
Short-term - 2006	961	5 752	137	6 850
Long-term - 2006	51	0	0	51
as at December 31, 2006	**1 012**	**5 752**	**137**	**6 901**

As at January 1, 2006	**275**	**3 508**	**594**	**4 377**
Provision created in the period	51	24	0	75
Provision used in the period	(33)	(1 900)	(500)	(2 433)
Provision released in the period	(32)	0	(71)	(103)
As at June 30, 2006	**261**	**1 632**	**23**	**1 916**
Short-term - the 1st half of 2006	221	1 632	23	1 876
Long-term - the 1st half of 2006	40	0	0	40
Total provision as at June 30, 2006	**261**	**1 632**	**23**	**1 916**

Information on provisions for pensions and similar benefits is provided in note 29.

Restructuring

The Group continues reorganization of its structure and reduction in employment. During the first half of 2007 severance payments were disbursed in connection with restructuring of employment amounting to the total of PLN 7,508 thousand including PLN 5,167 thousand recognized at a provision established in 2006 and PLN 2,332 thousand encumbered results of the current period. Following the payment the provision established in 2006 amounts to PLN 585 thousand. This amount shall be used by the end of 2007.

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Trade payables	88 301	88 598	65 531
of which: liabilities towards subsidiaries	*5 466*	*4 928*	*3 967*
Prepaid supplies	2 705	725	463
Total trade payables	**91 006**	**89 323**	**65 994**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current liabilities are composed of the following items:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Current liabilities	**43 801**	**31 061**	**50 761**
Dividend liabilities	15 667	0	15 667
Taxes, customs duties, social security contributions and other benefits payable	14 793	16 953	16 055
Wages and salaries payable	2 967	3 052	2 265
Deposits received	1 331	1 790	1 848
Finance lease liabilities	2 923	2 761	4 095
Liabilities on account of purchase of related parties	1 638	1 638	1 638
Other liabilities	4 482	4 867	9 193
Prepayments and accrued expenses	**79 964**	**40 638**	**61 939**
Accrued expenses	28 350	16 546	24 191
liabilities towards employees	12 652	9 023	9 209
franchising fees	369	0	2 947
public law liabilities	2 907	2 079	3 906
costs of non-invoiced services	11 177	5 269	7 568
commissions of travel agencies	203	0	158
other	1 042	175	403
Deferred income	51 614	24 092	37 748
advances and downpayments	48 861	23 610	36 764
other	2 753	482	984
Other current liabilities, total	**123 765**	**71 699**	**112 700**

Current income tax liability is composed of the following items:

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Income tax liability to the revenue office	3 849	179	4 517
Income tax liability to the companies of the tax group	0	40	0
Total income tax liability	**3 849**	**219**	**4 517**

FINANCE LEASE LIABILITIES OF THE LESSEE

Information on leased PP&E is presented in note 9 to the consolidated financial statements.

Finance lease liabilities	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Finance lease liabilities, due within:			
one year	3 312	3 202	4 572
from 1 to 5 years	5 669	7 324	5 639
Total finance lease liabilities	**8 981**	**10 526**	**10 211**
Less future interest	(736)	(979)	(967)
Present value of liabilities - minimum lease payments	**8 245**	**9 547**	**9 244**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Present value of liabilities - minimum lease payments	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Structure of finance lease liabilities, due within:			
one year	2 923	2 761	4 095
from 1 year to 5 years	5 322	6 786	5 149
Present value of liabilities - minimum lease payments, total	**8 245**	**9 547**	**9 244**

Operating lease liabilities presented off-balance-sheet are described in note 9 to the consolidated financial statements.

The long-term portion of finance lease liabilities is presented in note 25 to the consolidated financial statements as other non-current liabilities. The short-term portion of finance lease liabilities is presented in other current liabilities (note 27).

The average effective interest rate applied to settle finance leases stands between 2.83% and 9.16%.

28. ACCOUNTING BY LESSOR

Orbis Transport Sp. z o.o. is engaged in car leasing operations.

Gross receivables from finance leases	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Gross receivables from finance leases, due within:			
one year	2 562	2 215	1 575
from 1 to 5 years	5 025	4 031	5 343
Gross receivables from finance leases, total	**7 587**	**6 246**	**6 918**
Less future interest (unearned finance income)	(1 265)	(1 118)	(1 407)
Net investment in finance leases	**6 322**	**5 128**	**5 511**

Structure of net investment in finance leases	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Structure of net investment in finance leases, due within:			
one year	1 916	1 679	1 277
from 1 year to 5 years	4 406	3 449	4 234
Net investment in finance leases	**6 322**	**5 128**	**5 511**

The long-term portion of receivables from finance leases is presented in note 16 to the consolidated financial statements as other financial assets. The short-term portion of receivables from finance leases is presented in other current receivables (note 20).

The average effective interest rate applied in finance lease settlements stands at 12.7%.

The value of property, plant and equipment leased out under the operating lease agreements is presented in the table below:

Poperty, plant and equipment under an operating lease (lessor)	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Cost - activated operating lease	130 576	121 348	112 093
Accumulated depreciation at the opening of the period	(20 462)	(8 630)	(27 563)
Depreciation charge for the year	(8 486)	(17 406)	(11 073)
Net book amount	**101 628**	**95 312**	**73 457**

Leased property, plant and equipment group consist of cars.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Off balance sheet Group receivables are presented in the tables below::

Gross receivables from operating lease	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Gross receivables from operating lease, due within:			
not later than 1 year	23 648	21 041	18 007
Later than 1 year and not later than 5 years	28 634	28 879	30 082
Gross receivables from operating lease, total	**52 282**	**49 920**	**48 089**

Gross receivables from purchase option	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Gross receivables from purchase option, due within:			
not later than 1 year	8 177	4 530	1 290
Later than 1 year and not later than 5 years	49 225	45 611	41 649
Gross receivables from purchase option, total	**57 402**	**50 141**	**42 939**

The Group recognized PLN 11.155 thousand income from lease payments in the profit and loss statement. In the year 2006 the Group recognized PLN 14,981 thousand income from its operating lease activities and during the first half of 2006 the Group recognized PLN 6,175 thousand from its operating lease activities.

29. EMPLOYEE BENEFITS

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at June 1, 2007	**38 983**	**29 282**	**9 701**
Interest cost	1 080	814	266
Current service cost	946	726	220
Benefits paid	(2 579)	(1 796)	(783)
Actuarial gains/losses	4 286	2 441	1 845
Present value of liabilities - as at June 30, 2007	**42 716**	**31 467**	**11 249**
Costs of future employment not recognized by the balance sheet date			
Carrying amount of liabilities - as at June 30, 2007	**42 716**	**31 467**	**11 249**
of which:			
Carrying amount of non-current liabilities	36 911	27 203	9 708
Carrying amount of current liabilities	5 805	4 264	1 541
Total amount of future employee benefit expense recognized in the income statement	**6 312**	**3 981**	**2 331**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at January 1, 2006	**43 643**	**33 445**	**10 198**
Interest cost	2 223	1 705	518
Current service cost	2 019	1 562	457
Benefits paid	(5 773)	(4 621)	(1 152)
Actuarial gains/losses	(209)	(515)	306
Reduction/liquidation of salary plan	(2 920)	(2 294)	(626)
Present value of liabilities - as at December 31, 2006	**38 983**	**29 282**	**9 701**
Carrying amount of liabilities - as at December 31, 2006	**38 983**	**29 282**	**9 701**
of which:			
Carrying amount of non-current liabilities	33 120	25 123	7 997
Carrying amount of current liabilities	5 863	4 159	1 704
Total amount of future employee benefit expense recognized in the income statement	**4 033**	**2 752**	**1 281**

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at June 1, 2006	**43 643**	**33 445**	**10 198**
Interest cost	1 080	836	244
Current service cost	1 029	797	232
Benefits paid	(2 276)	(1 638)	(638)
Actuarial gains/losses	2 030	1 194	836
Present value of liabilities - as at June 30, 2006	**45 506**	**34 634**	**10 872**
Past service cost unrecognized by the the balance sheet date			
Carrying amount of liabilities - as at June 30, 2006	**45 506**	**34 634**	**10 872**
of which:			
Carrying amount of non-current liabilities	40 148	30 492	9 656
Carrying amount of current liabilities	5 358	4 142	1 216
Total amount of future employee benefit expense recognized in the income statement	**4 249**	**2 861**	**1 388**

All the above costs have been recognized in the income statement.

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2006**	**2007**	**2008 -2017**	**2018 and subs/**
- discount rate	5,50	5,50	5,50	5,50
- projected future salary increase	n.a	5,00	5,00	2,00

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at June 30, 2007.

If the applied financial discount rate were 1 percentage point lower than the adopted rate, the total amount of provisions would grow by PLN 3,416 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 3,011 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage point lower would decrease the provision by PLN 2,899 thousand, while if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 3,223 thousand.

The discount rate adopted by the actuary in the current year is 0.52 percentage points higher as compared to the first half of 2006 (change from 4.98% in the first half of 2006 up to 5.50% in the first half of 2007). The Group assesses that, if last year's discount rate were preserved, total provisions would go up by PLN 1,776 thousand.

Expected future increase of remuneration changed in comparison with the first half of 2006 by 2% to 5%. If during the first half of 2007 the index had not changed and amounted to 2%, the total provision would have been lower by PLN 6,720 thousand.

Provision for pension and similar benefits:

Amounts of provisions for pension and similar benefits and other obligations are measured on the basis of an actuarial valuation.

As at June 30, 2007, the amount of the provision was measured on an individual basis, separately for each employee.

Calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards that the Group is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Group to increase provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood that a given person reaches retirement age as a Company employee and the likelihood that a given person lives to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work on his own accord was assessed using the distribution function, taking into account statistical data of Orbis S.A. and statistical data possessed by the actuary. The likelihood that an employee will resign from work on his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee becomes a disability pensioner was assessed on the basis of pttz2004 table through linear dependence. For a person aged 20 or below, the likelihood of occurrence of an event leading to total incapacity to work equals 5% of an appropriate coefficient from the pttz2004 table. For a person aged 60 and more, this likelihood is 105% of the appropriate coefficient from the pttz2004 table.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at the level of 5.50%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30. CONTINGENCIES

30.1 ISSUED GUARANTEES

Title	Beneficiary	Debtor / nature of relations	Validity date	Amount as at the balance sheet date	Financial terms and other remarks
		Issued by Orbis S.A.			
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 6, 2008	2 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec.7, 2010	2 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 31, 2012	1 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company Orbis Transport Sp.z o.o. that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007	Bank Handlowy w Warszawie SA	Orbis Transport Sp. z o.o. - subsidiary	April 21, 2008	8 400	Additionally, Orbis SA committed to submint to euforcement procedure up to the value of PLN 8,400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22,2008
		Received by PBP Orbis Sp. z o.o.			
bank guarantee	Blue City Sp. z o.o.		March 31, 2009	9	
			TOTAL:	13 409	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30.2 LEGAL CLAIMS

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021	unknown	Notification of the Housing and Municipal Development Office dated April 18, 2002 pending proceedings for declaration of invalidity of an administrative decision	Applicants: P.P. A.J. Blikle and H.M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at 24/26 Nowogrodzka str. to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006	1) Applicants: J. and T. Sławiński (presently, the heirs: E.Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1) The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. J. Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. By virtue of decision dated January 22, 2007, the Minister of Construction refused to declare the said decision invalid.
Proceedings for payment of remuneration for use of the real property located in Cracow at 11 Pijarska Street	PLN 1,345 ths	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 2) A. and M. Marczak – April 2004 3) Irena Kuc- November 2004 4) JanuszTabor and Irena Ciapała – November 2004	Plaintiffs: S., P., G., A., A. i M. Marczak and I. Kuc, E. Ciapała, J. Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a court expert by the Court.
Proceedings for reimbursement (proportionally to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska Street in Cracow	PLN 1.541 ths	Statement of claim dated November 29,2004	Plaintiff: Orbis S.A. Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. The Court set a deadline of 3 weeks for the defendant's attorney to file a statement of defense in the case considering the possibility of suspension of the proceedings. The case has been adjourned until an unspecified date.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
25 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5,000 to PLN 67,200 for termination of employment in violation of the law.	Some employees seek compensation from PLN 28-67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-19 thousand	from July 2005 from the end of September 2005	Plaintiffs: approx. 25 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A..	Orbis S.A. applies for dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 18 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses. Four judgments lacking force of law in favor of Orbis S.A. have been rendered to dismiss all the claims of the employees.
59 proceedings initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	Plaintiffs, with few exceptions, claim amounts of PLN 2-31 ths	First statements of claim were filed in July 2006	59 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed.
15 proceedings initiated by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period from 2003 to 2005. The employees' claims are based on the provisions of the Collective Labor Agreement which was in force at Solec Hotel before its liquidation	Plaintiffs claim the amount from PLN 4-18 ths	First statements of claim were filed in July 2006.	Plaintiffs: 15 former employees of the liquidated Solec Hotel Branch in Warsaw; Defendant: Orbis SA	Orbis S.A. motions that all suits brought by employees be dismissed. A few employees have withdrawn statements of claims and renounced their claims
Proceedings for handing over the real property located in Warsaw, Wilanów District, at 27 St. Kostki Potockiego Street, indicated as a plot no. 21/1with area of 4,397 square meters	Plaintiff estimated the value of the subject matter of litigation at PLN 5,000 as the value of the real property or at PLN 377 ths equal to 3-times the monthly rent to be paid for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	Orbis S.A. proposed a compromise in court, which was not accepted by the State Treasury. The date of next hearing has been set for September 6, 2007.

31. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

31.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which the Orbis Group is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.
The Group pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Group attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below.
Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board of Orbis S.A. Current responsibilities in the area of risk management are dealt with by special units established for this purpose by Orbis S.A. and other companies of the Group.

31.2 INTEREST RATE RISK

Companies of the Group are exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The companies do not apply hedge accounting.

Interest rates applicable to the existing indebtedness of the Group are listed in Note 24 "Borrowings".

The Group analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Group tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase / decrease of interest rates by 10 p.p. could decrease / increase net consolidated result of the Group as at June 30, 2007 maximally by PLN 160 thousand.

31.3 CURRENCY RISK

The risk of changes in foreign exchange rates (primarily EUR) is important for the Orbis Group companies due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies;
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies, mainly EUR;
- incurring foreign currency borrowings or borrowings denominated in a foreign currency, mainly EUR.

The presentation currency of the Group is the Polish Zloty (PLN). The following Group companies have a functional currency other than the Polish Zloty: AutoOrbisBus SARL (EUR), Orbis Polish Travel Bureau (USD) and UAB Hekon (LTL). The functional currency of all other Group companies is the Polish Zloty (PLN).

In order to reduce the risk of its currency exposure, the Group seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

As at June 30, 2007 the Group did not use any derivative instruments to curb the currency risk. The Group does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

The Group monitors exchange risks of EUR, CHF and GBP, and analyzes potential impact of changes in the exchange rates on its turnover. The analysis is based on average exchange rages published by NBP for every quarter and revenues priced in respective currencies. Increase / decrease of EUR exchange rate by PLN 0.1 could result in increase / decrease of services sales revenues by approximately 0.7%. Differences caused by a similar change of exchange rates of CHF and GBP are immaterial for total sales revenues of the Group.

31.4 PRICE RISK

In its operations, the Orbis Group is exposed to the following price risk factors:

- competition – the hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2007 thus bringing about a pressure on prices for hotel services. The travel agency market is highly fragmented resulting in significant competition in the segment in particular in the area of outgoing tourism. There are numerous companies providing long and short-term car lease services. They compete on prices and range of services. Competition on international coach transport services depends on a destination;
- market environment in Poland and globally – economic development stimulates growing interest in hotel services, transport and tourism services due to a growing number of business trips and increasing willingness of tourists to travel;
- exchange rates - the EUR/PLN, CHF/PLN and GBP/PLN exchange rate represents a significant factor of price risk in hotel operations, and incoming and outgoing tourism. Low rate of exchange of EUR against the Polish currency translates into a drop in PLN-denominated revenues from hotel operations, incoming traffic and short-term car rentals and, simultaneously, enhances the attractiveness of the offer of foreign outgoing traffic;
- fuel prices – fuel prices constitute a risk factor for international passenger traffic services.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The price risk is minimized by implementation of an active room availability management and yield management. It is not possible to forecast the impact of the risk on the financial results of the Group.

31.5 CREDIT RISK

The credit risk to which the Group is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to insurance agreements or insurance agents;
- creditworthiness of entities whose securities the Group purchases or invests in;
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover.

To minimize this risk, the Group cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Group, the risk related to its clients does not differ from the average credit risk on the Polish market.

Banks with which the Group cooperates and amounts of borrowings as at June 30, 2007 are described in Note 24 "Borrowings".

It is not possible to forecast impact of the risk's increase on financial results of the Group.

31.6 LIQUIDITY RISK

The Orbis Group hedges liquidity through external long-term borrowings and by credit lines on current accounts.

The company Orbis S.A. has a current account loan amounting to PLN 700 thousand. It also uses its credit line to finance large investment projects included in the Company's development strategy. As at June 30, 2007 the undisbursed and available amount of tranche B of the loan amounted to PLN 190,000 thousand (see note no. 25). Unused amount of a current account loan of PBP Orbis Sp. z o.o. amounts to PLN 5,998 thousand and unused amount of an investment loan amounts to PLN 2,730 thousand.

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Group monitors financial liquidity based on a indebtedness ratio calculation and a current ratio. The indebtedness ratio is calculated as a quotient of total long and short-term liabilities and total equity and liabilities. The current ratio is calculated as a quotient of current assets and short-term liabilities.

During the first half of 2007 the Group continued its strategy from the past period and maintained a similar level of the current ratio as in the past. A slight decrease of the indebtedness ratio was identified, primarily due to increase of equity.

	As at Jun.30, 2007	As at Dec.31, 2006	As at Jun.30, 2006
Total liabilities	660 084	603 332	662 196
Total equity and liabilities	2 331 361	2 265 052	2 244 263
Indebtedness rate	**28,31%**	**26,64%**	**29,51%**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	As at Jun.30, 2007	As at Dec.31, 2006	As at Jun.30, 2006
Current assets	265 636	217 954	261 234
Short-term liabilities	318 879	259 519	276 075
Current ratio	**0,83**	**0,84**	**0,95**

The Group forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of the financial statement. Interest rates applicable as at June 30, 2007 were assumed for future interest periods. Interests and borrowing installments are classified in accordance with their maturity dates.

	Less than 1 year	Between 1 and 3 years	3 to 5 years	over 5 years
Borrowing expenses	104 801	105 239	107 799	47 871
Trade liability expenses	91 006			
Other liability expenses	123 765	7 214	1 107	
Total expenses	**319 572**	**112 453**	**108 906**	**47 871**

Amounts presented above are in gross value (undiscounted).

32. CAPITAL MANAGEMENT

The objective of capital management is to secure the Orbis Group's ability to continue as a going concern, at the same time maintaining an optimal structure of financing that allows reducing the costs of capital involvement.

It is assumed that the Companies may fuel capital growth through on-going activities taken to generate a good financial result, by regulating the amount of dividend disbursed to the shareholders in joint-stock companies, as well as by issuing new shares or raising the par value of already existing shares, or, in limited liability companies, by increasing the share capital by creating new shares or by increasing the par value of the existing shares.

In the period covered by these financial statements, the joint-stock companies of the Orbis group did not issue nor raise the value of shares. Limited liability companies, i.e. Orbis Transport Sp. z o.o. and PKS Gdańsk Sp. z o.o. increased their equity (more information is provided in section 1.4.4 of the consolidated financial statements).

At the same time, in the first semi-annual period of 2007, the Company reported an increase in its net profit as compared to the semi-annual period of 2006. Major item affecting the equity was the dividend for 2006 in the amount of PLN 15,667 thousand paid out by Orbis S.A. (with its level, like in the preceding years, proposed by the Management Board, taking into account the Company's need for funds in view of implemented investments).

In order to finance long-term investment project that are bound to affect the Group's results over a longer time-horizon, the companies of the Group seek to use both own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both hotel, tourism and transportation industry standards and specific features of the companies forming the Group.

The Group monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period, and is subsequently adjusted for a semi-annual period. In the semi-annual period of 2007, return on equity improved substantially owing to a high growth in the net profit in the setting of a the amount of dividend being similar to that paid out in the preceding year.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	1st half of 2007	1st half of 2006
Net profit	25 271	8 917
Equity - opening balance	1 661 720	1 588 454
Equity - closing balance	1 671 277	1 582 067
Return on equity	**3,03%**	**1,12%**

The equity-to-non-current assets ratio is calculated as a quotient of the Group's equity and non-current assets. This ratio is kept at a very safe level of approx. 80%, which results from the fact that the Group finances new investment projects mainly with its own funds. However, while implementing the strategy of the Orbis Hotel Group, the Group plans to make a better use of the large investment credit facility made available to the Company, so as to derive more benefits from financial leverage, with the ratios still remaining at a safe level.

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Equity	1 671 277	1 661 720	1 582 067
Non-current assets	2 048 564	2 039 955	1 982 303
Ratio of equity to non-current assets	**81,58%**	**81,46%**	**79,81%**

The capital analysis is supplemented by the debt-to-equity ratio presented in section 31.6 of the consolidated financial statements.

33. FUTURE CAPITAL COMMITMENTS

As at June 30, 2007, Orbis S.A. was bound by executed contracts for construction works, supply of FF&E, installation of the Voice Alert System (DSO) in hotels, performance of the function of a substitute investor and modernizations aimed at adaptation to fire requirements, for the amount of PLN 53,532 thousand. As at June 30, 2007, future capital commitments of Orbis S.A. on account of contracts for preparation of a construction & working design, technical control services and performance of the function of substitute investor, demolition of existing hotels and other works connected with the construction of Etap hotels amounted to PLN 30,115 thousand.

As at the balance sheet date, the Orbis Transport Group had future contractual commitments for the amount of PLN 12,470 thousand, arising from orders placed by the Parent Company for the purchase of cars for the purposes of future lease agreements.

34. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, non-consolidated subsidiaries and associates listed in note 1.4.2 and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements of the Group, the following major related party transactions were executed:

- With Accor Polska sp. z o.o. (company related to Accor S.A.) revenues amounted to PLN 888 thousand and costs amounted to PLN 8,263 thousand, including license fee in the amount of PLN 8,216 thousand. Receivables arising from these transactions amounted to PLN 539 thousand and payables to PLN 5,078 thousand. In 6 months of 2006, revenues totaled PLN 1,183 thousand, including revenues under the management contract of PLN 1,153, while costs totaled PLN 6,694, including PLN 3,750 thousand as license fee. Receivables totaled PLN 417 thousand and payables – PLN 3,945 thousand.
- with Accor Centres de Contacts Clients (company related to Accor S.A.) – costs of access to the reservation services system totaled PLN 1,176 thousand, while payables PLN 160 thousand in the period concerned. In 6 months of 2006, costs totaled PLN 757 thousand and there were no payables during this period.

(all amounts are quoted in PLN thousands, unless otherwise stated)

- with Accor S.A. Guarantee Lease Fees (company related to Accor S.A.) – costs amounted to PLN 194 thousand, while in 6 months of 2006 – to PLN 203 thousand.

No transfer of rights and obligations, either free of charge or against consideration, were executed between the Group and related parties:

- members of the Management Board and Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

34.1 REMUNERATION OF MEMBERS OF THE ISSUER'S GOVERNING BODIES

	1st half of 2007	1st half of 2006
Wages and other shortterm benefits	3 546	1 724
Post-employment benefits	125	245
Severance benefits	0	705
Remunerations paid	**3 671**	**2 674**

34.2 SALES OF GOODS AND SERVICES

The amounts provided below concern non-consolidated subsidiaries and associates listed in note 1.4.2, Orbis Casino Sp z o.o. consolidated using the equity method and Accor S.A.

	1st half of 2007	1st half of 2006
Net sales of services	**4 608**	**5 115**
- to the companies of the Accor Group	1 469	1 119
- to subsidiaries	1 093	1 863
- to associates	2 046	2 133
Total sales	**4 608**	**5 115**

34.3 PURCHASES OF GOODS AND SERVICES

The amounts provided below concern non-consolidated subsidiaries and associates listed in note 1.4.2, Orbis Casino Sp z o.o. consolidated using the equity method and Accor S.A.

	1st half of 2007	1st half of 2006
Purchases of services	**10 158**	**7 647**
- from the companies of the Accor Group	9 882	7 270
- from subsidiaries	276	362
- from associates	0	15
Total purchases of goods and services	**10 158**	**7 647**

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Jun. 30, 2007	As at Dec. 31, 2006	As at Jun. 30, 2006
Trade receivables	**1 868**	**1 532**	**1 135**
- from the companies of the Accor Group	907	728	418
- from subsidiaries	883	752	676
- from associates	78	52	41
Other receivables	**121**	**242**	**242**
- from associates	121	242	242
Total receivables	**1 989**	**1 774**	**1 377**
Trade payables	**5 466**	**4 928**	**3 967**
- to the companies of the Accor Group	5 443	4 794	3 967
- to subsidiaries	23	134	0
Payables to the tax group	**0**	**40**	**0**
- of subsidiaries	0	40	0
Total payables	**5 466**	**4 968**	**3 967**

No provision for impairment of the presented receivables was created in the reporting period.

35. EVENTS AFTER THE BALANCE SHEET DATE

1. The Management Board of Orbis S.A. passed the decision on liquidation of Arkona Hotel in Szczecin, Petropol Hotel in Płock, Kosmos Hotel in Toruń and Vera Hotel in Warsaw in accordance with the approved, updated development and modernization strategy of Orbis Group for the years 2007-2011 (see the Current Report no. 14/2007). The liquidation shall be preceded by termination of operational activates on November 30, 2007. The hotels will be demolished and replaced by new hotels.
   In addition, in accordance with the strategy and in connection with commencement of the second stage of comprehensive hotel modernization program, the Management Board of Orbis S.A. decided to liquidate Hotel Grand in Warsaw for economic and technical reasons. The hotel will stop all operational activities on August 31, 2007
2. As at September 12, 2007 the Supervisory Board of Orbis S.A. appointed Mr. Marcin Szewczykowski to the Management Board of Orbis S.A. responsible for finances of the Company (refer to the current report no 24/2007).

(all amounts are quoted in PLN thousands, unless otherwise stated)

36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities.

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

	1st half of 2007	1st half of 2006
Balance sheet change in receivables and prepayments	**(53 756)**	**(74 661)**
transfer of funds for purchase of shares	(957)	(1 682)
loan offsetting	0	(7)
consolidation of Orbis Kontrakty	0	40
change in prepaid tangible assets	(780)	18 181
other	271	740
Change in the cash flow statement	**(55 222)**	**(57 389)**
Balance sheet change in liabilities	**51 920**	**49 643**
purchase of properties, plants and equipment liabilities	14 198	(103)
lease liabilities	2 564	(7 912)
dividend to be paid out of profit	(15 667)	(15 667)
other	705	505
Change in the cash flow statement	**53 720**	**26 466**
Other adjustments	**(3 580)**	**771**
revaluation of non-current assets	(473)	0
commision on bank borrowings - settlement	137	281
consolidation of Orbis Kontrakty	0	320
other	(3 244)	170
Change in the cash flow statement	**(3 580)**	**771**

37. SEASONAL SALES

Annual sales of the Group are of seasonal nature. The prevailing part of sales in generated in the third quarter of the year, followed by the second quarter.

38. OTHER INFORMATION

The following tax controls were performed in the companies of the Orbis Transport Group in the first half of 2007:

- On May 27, 2007 a tax control was completed at the corporate seat of PKS Tarnobrzeg sp. z o.o. by the First Mazowiecki Revenue Office in Warsaw. The control started in June 2006. The scope of the control embraced review of correctness of settlements with the State budget in the area of tax on goods and services for January 2006 in connection with an amount of VAT claimed for refund.
- VAT controls in the seat of PKS Tarnobrzeg Sp. z o.o. in connection with particular business partners – required documents were presented to the Revenue Office.
- In late March, early April 2007, a control was performed in PKS Gdańsk sp. z o.o. by Pomorski Revenue Office in Gdańsk. The scope of the control included correctness of settlements with the State budget as well as legitimacy of a tax refund for December 2006.

No significant irregularities were detected in all above controls.

The Company PBP Orbis Sp. z o.o. was not subjected to any tax controls in 2006, save for checks covering correctness of issue of VAT invoices issued by Włocławek, Wrocław, Katowice and Bydgoszcz Branches. No irregularities were detected during both checks.

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In the opinion of the Management Board, there are no circumstances that would indicate the existence of significant liabilities in this respect.

The Interim Separate Condensed Financial Statements of Orbis S.A. for the period from January 1, 2007 to June 30, 2007

Warsaw, September 28, 2007

TABLE OF CONTENTS

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at June 30, 2007

Assets	Note	balance as at June 30, 2007	balance as at Dec. 31, 2006	balance as at June 30, 2006
Non-current assets		**2 039 937**	**2 033 051**	**1 978 819**
Property, plant and equipment	9	1 456 752	1 499 872	1 464 038
Intangible assets	10	1 109	1 052	1 461
Investment in subsidiaries and associates	11, 12, 13	484 091	470 085	470 085
Available-for-sale financial assets	16	31	31	31
Other financial assets	17	0	0	121
Investment property	18	97 402	61 459	42 531
Other long-term investments	19	552	552	552
Current assets		**172 984**	**157 120**	**185 730**
Inventories	20	4 729	4 937	5 916
Trade receivables	21	38 446	23 023	30 405
Income tax receivables	21	993	786	1 291
Other short-term receivables	21	104 444	75 124	110 189
Financial assets at fair value through profit or loss	22	0	0	21 469
Cash and cash equivalents	23	24 372	53 250	16 460
Non-current assets held for sale	9	**10 561**	**0**	**0**
Total assets		**2 223 482**	**2 190 171**	**2 164 549**

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at June 30, 2007

Shareholders Equity and Liabilities	Note	balance as at June 30, 2007	balance as at Dec. 31, 2006	balance as at June 30, 2006
Shareholders' equity	24	**1 601 471**	**1 576 850**	**1 526 570**
Share capital		517 754	517 754	517 754
Other capital		133 333	133 333	133 333
Retained earnings		950 384	925 763	875 483
Non-current liabilities		**322 163**	**325 929**	**367 802**
Borrowings	25	225 417	225 305	264 385
Deferred income tax liability	5	62 367	69 855	69 354
Provision for pension and similar benefits	28	34 379	30 769	34 063
Current liabilities		**299 848**	**287 392**	**270 177**
Borrowings, of which:	25	184 043	184 297	60 956
- borrowings from related entities		142 823	142 804	20 224
Trade payables	27	42 324	54 183	26 446
Current income tax liabilities	27	3 849	1 170	4 648
Other current liabilities, of which:	27	63 439	36 385	171 674
- liabilities to subsidiaries related to debt securities issued		0	0	110 427
Provision for pension and similar benefits	28	4 795	4 769	4 794
Provisions for liabilities	26	1 398	6 588	1 659
Total equity and liabilities		**2 223 482**	**2 190 171**	**2 164 549**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for six months ended on June 30, 2007

	Note	1st half of 2007	1st half of 2006
Net sales of services	4.1	309 442	271 431
Net sales of products, merchandise and raw materials	4.1	1 032	1 180
Cost of services, products, merchandise and raw materials sold	4.3	(223 809)	(205 824)
Gross profit on sales		**86 665**	**66 787**
Other operating income	4.2	42 616	26 876
Distribution & marketing expenses	4.3	(19 154)	(16 860)
Overheads & administrative expenses	4.3	(54 076)	(49 220)
Other operating expenses	4.5	(4 649)	(4 447)
Operating profit		**51 402**	**23 136**
Finance income	4.6	30	83
Finance expenses	4.6	(9 799)	(9 910)
Profit before tax		**41 633**	**13 309**
Income tax expense	5	(1 345)	(494)
Net profit for the 1st half of the year		**40 288**	**12 815**
Earnings per ordinary share (in PLN)			
Basic/diluted earnings per share attributable to the equity holders of the Company	7	0,87	0,28

Total profit for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for six months ended on June 30, 2007

	Note	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2006					
Balance as at January 1, 2006		**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the year		0	0	63 095	**63 095**
Total recognised income		**0**	**0**	**63 095**	**63 095**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at December 31, 2006	24	**517 754**	**133 333**	**925 763**	**1 576 850**
Six months ended on June 30, 2006					
Balance as at January 1, 2006		**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the period		0	0	12 815	**12 815**
Total recognised income		**0**	**0**	**12 815**	**12 815**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at June 30, 2006	24	**517 754**	**133 333**	**875 483**	**1 526 570**
Six months ended on June 30, 2007					
Balance as at January 1, 2007		**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the period		0	0	40 288	**40 288**
Total recognised income		**0**	**0**	**40 288**	**40 288**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at June 30, 2007	24	**517 754**	**133 333**	**950 384**	**1 601 471**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for six months ended on June 30, 2007

	Note	1st half of 2007	1st half of 2006
OPERATING ACTIVITIES			
Profit before tax		**41 633**	**13 309**
Adjustments:		**13 755**	**(4 118)**
Depreciation and amortization	4.3	61 198	51 747
Interest and dividends		(29 317)	(13 309)
Profit on investing activities		623	292
Change in receivables	35	(26 458)	(38 464)
Change in liabilities, excluding borrowings	35	10 951	(3 884)
Change in provisions	26	(1 554)	(280)
Change in inventories	20	208	(221)
Other adjustments	35	(1 896)	1
Cash from operating activities		**55 388**	**9 191**
Income tax paid/reimbursed		(6 361)	3 098
Net cash flow from operating activities		**49 027**	**12 289**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		437	492
Proceeds from sale of short-term securities		3 070	141 715
Interest received		719	931
Dividends received		5 081	21 376
Other income from financial assets		2 409	8
Purchase of property, plant and equipment and intangible assets		(76 573)	(79 328)
Purchase of related entities		(167)	0
Purchase of short-term securities		(3 064)	(143 064)
Loans granted to related parties		0	(14 000)
Net cash used in investing activities		**(68 088)**	**(71 870)**
FINANCING ACTIVITIES			
Proceeds from borrowings		0	50 000
Repayment of borrowings		(201)	(322)
Interest payment		(9 428)	(9 627)
Other financial cash flow		(188)	(253)
Net cash used in financing activities		**(9 817)**	**39 798**
Change in cash and cash equivalents		**(28 878)**	**(19 783)**
Cash and cash equivalents at the beginning of period		**53 250**	**36 243**
Cash and cash equivalents at the end of period		**24 372**	**16 460**

1. BACKGROUND

1.1 GENERAL INFORMATION

The attached financial statements present the financial data of the company Orbis S.A. (hereinafter the "Company") with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, Poland, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company. It employs over 3.5 thousand persons and operates a network of 47 hotels (9 058 rooms as at June 30, 2007) in 28 major cities, towns and resorts in Poland. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

The presented financial statements concern a single business entity. The Company prepares the consolidated financial statements for its Group.

The items included in the financial statements of the Company are recognized in the currency of the primary economic environment in which the Company operates (in the "functional currency"). The financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

1.2. STATEMENT OF COMPLIANCE

On February 10, 2005, the Extraordinary General Meeting of Orbis S.A. Shareholders was held. The General Meeting passed the resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

The attached semi annual financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union, related to interim reporting (IAS 34).

As regards the accounting for the rights obtained to perpetual usufruct of land, the Company's Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the balance sheet at the amounts resulting from an independent valuation.

The Company's hotel properties also include land (i.e. cash generating units) as it helps generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real estate.

Some rights to perpetual usufruct of land were purchased by the Company and initially recognized at purchase price (at market value). The Company received other rights from the state as part of hotel properties. At the purchase date, the Company did not divide the value of received properties into components but presented the entire amount under the „Buildings and structures" item of tangible assets and applied the rate of depreciation corresponding to the useful life of the building.

It cannot be stated that the rights to perpetual usufruct of land were transferred to Orbis S.A. free of charge, but it can be stated that it was not possible to determine the value of land contained in the aggregate price equal to the value of shares issued by Orbis S.A. and transferred to the State in exchange for the assets, since there was no active market for this type of asset at that time.

The value of obtained rights to perpetual usufruct of land recognized in the balance sheet amounted to PLN 384 665 thousand as at June 30, 2007, PLN 386 537 thousand as at December 31, 2006, and to PLN 391 678 thousand as at June 30, 2006.
The value of deferred income tax liability concerning these rights amounted to PLN 73 086 thousand as at June 30, 2007, PLN 73 442 thousand as at December 31, 2006 and PLN 74 419 thousand as at June 30, 2006.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.3 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The condensed financial statements present balance sheet figures as at June 30, 2007 and comparative figures as at December 31, 2006 and as at June 30, 2006, statement of changes in equity for the first half of 2007 and for the year 2006 and for the first half of 2006, income statement and cash flow statement covering figures for the first half of 2007 and comparative figures for the first half of 2006, as well as explanatory notes to the above specified financial statements.

The financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concem. In the opinion of the Management Board of Orbis S.A., as at the date of these financial statements, there exist no circumstances that would indicate a threat to the continuation of the Company's operations in the foreseeable future.

These financial statements were approved by the Management Board on September 28, 2007.

The Company prepares the consolidated financial statements of the Orbis Group in accordance with the IFRS approved by the European Union. The consolidated financial statements are available at the www.orbis.pl/ir website. The separate financial statements should be read together with the consolidated financial statements of the Orbis Group for the period from January 1 till June 30, 2007 in order to gain a comprehensive insight into the financial standing and financial results of the entire Group.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2. APPLIED ACCOUNTING POLICIES AND CHANGES THERETO

The accounting policies of Orbis S.A. have been fully disclosed in point 2.1 of the notes to the Interim consolidated financial statements of the Orbis Group prepared as at 30 June 2007.

These interim condensed financial statements should be read together with the audited annual financial statements as of and for the year ended December 31, 2006.

These interim condensed financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting". The accounting policies used in the preparation of the interim condensed financial statements as of and for the six months ended June 30, 2007 are consistent with those used in the annual financial statements for the year ended December 31, 2006 except for new accounting policies ((IFRS 7 „Financial Instruments: Disclosures" , Amendments to IAS 1„Presentation of Financial Statements - Capital Disclosures" and IFRIC 10 „Interim Financial Reporting and Impairment") which became effective January 1, 2007.

Instead of the policies presented in points 1 – 3 of the Interim consolidated financial statements, the following items are presented in the separate financial statements of Orbis S.A.:

Interests in subsidiaries and associates:

Interests or shares in subsidiaries and associates of Orbis S.A. are stated at cost (purchase price) less impairment.

Changes in the value of the presented interests due to impairment are stated directly in the financial result, under the "Operating income/cost" line.

2.1 CRITICAL ESTIMATES AND JUDGMENTS

Critical estimates and assumptions are described in note 2.4 to the Interim consolidated financial statements.

2.2 CHANGES IN ACCOUNTING POLICIES

Differences between the figures currently presented for the first half of 2006 as comparatives and data in the separate financial statements for the first half of 2006 are the result of changes in accounting policies. They follow from:

1. Recalculation of deferred income tax asset and liability:
   a) recognition of deferred tax liability in relation to temporary differences on the valuation of rights to perpetual usufruct of land received free of charge. Based on IAS 12.15b), the Company did not recognize a liability in this aspect in the past. However, as this is a significant amount, the Company concluded that recognition of the deferred tax liability would add to a better presentation of its actual standing. Due to this the Company's equity as at June 30, 2006 decreased by PLN 74,419 thousand and the net result as at June 30, 2006 increased by PLN 432 thousand.
   b) recalculation of the difference between the tax base and the carrying amount of property, plant and equipment and investment property.
   The Company recalculated tax on differences between the tax base and the tax base and the carrying amount of tangible assets and investment property. Due to this adjustment the Group's equity as at June 30, 2006 decreased by PLN 3,059 thousand and the net result decreased by PLN 988 thousand.

2. Income tax of the Tax Group – change of presentation from the "Other current receivables" to the "Income tax receivables" and the "Current income tax liabilities".

3. Income from lease of investment property – in the financial statements for the first half of 2006 this income was presented in the „Other operating income" item of the income statement, now it is presented under the „Net sales of services" line.

4. Income from trade marks - in the financial statements for the first half of 2006 this income was presented in the „Other operating income" item of the income statement, now it is presented under the „Net sales of products, merchandise and raw materials" line.

5. Costs from lease of investment property - in the financial statements for the first half of 2006 these costs were presented in the „Other operating expenses" item of the income statement, now they are presented under the „Cost of goods sold" and "Distribution and marketing costs" lines.

6. Interest on deposits – in the financial statements for the first half of 2006 income from interest on deposits was presented in the „Financial income" item, now they are posted under "Other operating income"

The changes in points from 2 to 6 did not alter the net result for the first half of 2006.

In the Company's opinion, the above changes have contributed to a better presentation of the financial standing of the Company and its assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2.1 RECONCILIATION OF THE BALANCE SHEET AS AT JUNE 30, 2006

Assets	Data presented in the report as at June 30, 2006	Change in accounting principles	Data presented as comparative figures
Non-current assets	**1 986 943**	**(8 124)**	**1 978 819**
Property, plant and equipment	1 464 038	0	1 464 038
Intangible assets	1 461	0	1 461
Investments in subsidiaries, affiliates and associates	470 085	0	470 085
Available-for-sale financial assets	31	0	31
Other financial assets	121	0	121
Investment property	42 531	0	42 531
Other long-term investments	552	0	552
Deferred income tax assets	8 124	(8 124)	0
Current assets	**185 599**	**131**	**185 730**
Inventories	5 916	0	5 916
Trade receivables	30 405	0	30 405
Income tax receivables	0	1 291	1 291
Other short-term receivables	111 349	(1 160)	110 189
Financial assets at fair value through profit or loss	21 469	0	21 469
Cash and cash equivalents	16 460	0	16 460
Total assets	**2 172 542**	**(7 993)**	**2 164 549**

Liabilities	Data presented in the report as at June 30, 2006	Change in accounting principles	Data presented as comparative figures
Shareholder's Equity	**1 604 048**	**(77 478)**	**1 526 570**
Other capital	517 754	0	517 754
Other reserves	133 333	0	133 333
Retained earnings	952 961	(77 478)	875 483
Non-current liabilities	**298 448**	**69 354**	**367 802**
Borrowings	264 385	0	264 385
Deferred income tax liability	0	69 354	69 354
Provision for pension and similar benefits	34 063	0	34 063
Current liabilities	**270 046**	**131**	**270 177**
Borrowings	60 956	0	60 956
Trade payables	26 446	0	26 446
Current income tax liabilities	4 517	131	4 648
Other current liabilities	171 674	0	171 674
Provision for pension and similar benefits	4 794	0	4 794
Provisions for liabilities	1 659	0	1 659
Total equity and liabilities	**2 172 542**	**(7 993)**	**2 164 549**

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2.2 RECONCILIATION OF THE FINANCIAL RESULT FOR THE FIRST HALF OF 2006

	Data presented in the report as at June 30, 2006	Change in accounting principles	Data presented as comparative figures
Net sales of services	270 682	749	271 431
Net sales of other products, merchandise and raw materials	256	924	1 180
Cost of services, products, merchandise and raw materials sold	(205 401)	(423)	(205 824)
Net profit on sales	**65 537**	**1 250**	**66 787**
Other operating income	28 071	(1 195)	26 876
Distribution & marketing expenses	(16 860)	0	(16 860)
Overheads & administrative expenses	(49 220)	0	(49 220)
Other operating expenses	(4 845)	398	(4 447)
Operating profit	**22 683**	**453**	**23 136**
Finance income	536	(453)	83
Finance expenses	(9 910)	0	(9 910)
Profit before tax	**13 309**	**0**	**13 309**
Income tax expens	62	(556)	(494)
Net profit for the year	**13 371**	**(556)**	**12 815**

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

The Management Board's standpoint concerning the published accounting standards is presented in note 2.3 to the semi-annual consolidated financial statements.

3. OPERATING SEGMENTS

The primary segment reporting format adopted by the Company Orbis S.A. is reporting by business segments. The secondary format is reporting by geographical segments, where the Company operates in a single operational region, that is Poland.

The Company's operations fall within one business segment – hotels & restaurants – provision of hotel and food&beverage services with ancillary services.
Business segments have been identified on the basis of the core business operations of the Company according to the Polish Classification of Business Activity (PKD).

The tables below present figures related to revenues, expenses and profits as well as selected assets and liabilities of the "Hotels & Restaurants" business segment as at June 30, 2007, as at December 31, 2006 and as at June 30, 2006.

The unallocated corporate expenses and revenues concern those aspects of the Company's operations that are not related to hotel activities. They comprise finance costs and income (including costs of bank borrowings, valuation of derivative instruments and exchange differences on liabilities in foreign currencies), other operating income and expenses, revaluation of non-financial fixed assets, dividends received, interest on granted loans , as well as income and expenses from lease of investment property and income from trademark.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. They exclude investment in subsidiaries, affiliates and associates, other investments, financial assets and investment property.

Segment liabilities concern mainly trade payables and other current liabilities. Segment liabilities do not include borrowings and provisions.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for the first half of 2007:

Revenues and expenses broken down by business segments are as follows:

	Segment activities	Corporate activities	
	Hotels & restaurants	Non-allocated segments	Total value
Segment's revenues, of which:	**307 267**	**3 207**	**310 474**
- sales to external clients	307 267	3 207	310 474
Segment's expenses, of which:	**(242 422)**	**(54 617)**	**(297 039)**
- sales to external clients	(242 422)	(54 617)	(297 039)
Segment result	**64 845**	**(51 410)**	**13 435**
Other income		42 646	42 646
Other expenses		(14 448)	(14 448)
Income tax		(1 345)	(1 345)
Net profit for the first half of the year			**40 288**

The table below presents business segment assets and liabilities as at June 30, 2007:

	Segment activities	Corporate activities	
	Hotels & restaurants	Non-allocated segments	Total value
Assets	1 578 977	644 505	2 223 482
Gross value of additions of intangible assets in the period	507		507
Gross value of additions of tangible assets in the period	32 187		32 187
Value of capital expenditure	47 821		47 821
Amortization/depreciation	(61 198)		(61 198)
Liabilities	77 766	544 245	622 011

Figures for the year 2006

Revenues and expenses broken down by business segments are as follows:

	Segment activities	Corporate activities	
	Hotels & restaurants	Non-allocated segments	Total value
Segment's revenues, of which:	**585 996**	**4 015**	**590 011**
- sales to external clients	585 996	4 015	590 011
Segment's expenses, of which:	**(473 492)**	**(99 833)**	**(573 325)**
- sales to external clients	(473 492)	(99 833)	(573 325)
Segment result	**112 504**	**(95 818)**	**16 686**
Other income		96 217	96 217
Other expenses		(38 488)	(38 488)
Income tax		(11 320)	(11 320)
Net profit for the year			**63 095**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities as at December 31, 2006 :

	Segment activities	Corporate activities	
	Hotels & restaurants	Non-allocated segments	Total value
Assets	1 612 572	577 599	2 190 171
Gross value of additions of intangible assets in the period	1 001		1 001
Gross value of additions of tangible assets in the period	179 772		179 772
Value of capital expenditure	156 286		156 286
Amortization/depreciation	(109 793)		(109 793)
Revaluation of non-financial non-current assets	27 041		27 041
Liabilities	91 738	521 583	613 321

Figures for the first half of 2006:

Revenues and expenses broken down by business segments are as follows:

	Segment activities	Corporate activities	
	Hotels & restaurants	Non-allocated segments	Total value
Segment's revenues, of which:	**270 938**	**1 673**	**272 611**
- sales to external clients	270 938	1 673	272 611
Segment's expenses, of which:	**(222 260)**	**(49 644)**	**(271 904)**
- sales to external clients	(222 260)	(49 644)	(271 904)
Segment result	**48 678**	**(47 971)**	**707**
Other income		26 959	26 959
Other expenses		(14 357)	(14 357)
Income tax		(494)	(494)
Net profit for the first half of the year			**12 815**

The table below presents business segment assets and liabilities as at June 30, 2006:

	Segment activities	Corporate activities	
	Hotels & restaurants	Non-allocated segments	Total value
Assets	1 580 870	583 679	2 164 549
Gross value of additions of intangible assets in the period	408		408
Gross value of additions of tangible assets in the period	72 443		72 443
Value of capital expenditure	66 978		66 978
Amortization/depreciation	(51 747)		(51 747)
Liabilities	76 674	561 305	637 979

(all amounts are quoted in PLN thousands, unless otherwise stated)

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND RAW MATERIALS

	1st half of 2007	1st half of 2006
Net sales of services	309 442	271 431
of which: to related parties	*11 597*	*12 270*
Net sales of other products, merchandise and raw materials	1 032	1 180
of which: to related parties	*951*	*924*
Net sales of products, merchandise and raw materials, total	**310 474**	**272 611**

4.2 OTHER OPERATING INCOME

	1st half of 2007	1st half of 2006
Profit on disposal of non-financial non-current assets	341	378
Profit on disposal of other assets	229	161
Dividends and share in profits *)	38 065	22 243
Interest income on loans granted and receivables	1 017	1 427
Other operating income, of which:	2 964	2 667
release of provisions, of which:	20	733
- provision for liabilities to employees	17	0
- provision for costs of perpetual usufruct of land	3	0
- accrued expenses	0	733
indemnities received	49	127
no-show penalties	84	218
other	2 811	1 589
Other operating income, total	**42 616**	**26 876**

*) As at June 30, 2007, the Company reported revenues from dividend received from Hekon – Hotele Ekonomiczne S.A. amounting to PLN 32 984 thousand and from the company Orbis Kontrakty Sp. z o.o. amounting to PLN 5 081 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	1st half of 2007	1st half of 2006
Depreciation and amortization	61 198	51 747
Raw materials and energy used	52 317	48 948
External services	59 816	56 972
Fees and taxes	12 730	13 065
Employee benefit expense	101 127	92 389
Other expenses by nature (for)	9 770	8 585
- fees for affiliation with hotel systems	6 577	5 333
- business trips	1 061	695
- insurance premiums	848	759
- imperment of receivables	272	304
- other	1 012	1 494
Total expenses by nature	**296 958**	**271 706**
Selling and marketing expenses (negative value)	(19 154)	(16 860)
Overheads & administrative expenses (negative value)	(54 076)	(49 220)
Costs of manufacture of products sold	**223 728**	**205 626**
Value of merchandise and raw materials sold	81	198
Cost of goods sold	**223 809**	**205 824**

4.4 EMPLOYEE BENEFIT EXPENSE

	1st half of 2007	1st half of 2006
Wages and salaries	70 226	63 461
Provision for holidays	2 617	2 729
Provision for wages, salaries and similar	4 064	8 641
Provision for jubilee awards and retirement benefit obligations	5 729	4 222
Employee benefits	18 491	13 336
Total costs of employee benefits	**101 127**	**92 389**

The provision for jubilee awards and retirement bonuses are presented in the income statement under "Overheads & administrative expenses", while provisions for holidays are presented under "Cost of services, products, merchandise and raw materials sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	1st half of 2007	1st half of 2006
Provisions created for employment restructuring (Note 26)	0	(24)
Costs of employment restructuring	(2 332)	(1 923)
Exchange differences	(367)	(232)
Costs of liquidation of assets	(539)	(968)
Indemnities, penalties, fines paid	(45)	(28)
Grants	(158)	(191)
Other	(1 208)	(1 081)
Other operating expenses, total	**(4 649)**	**(4 447)**

4.6 FINANCE INCOME AND EXPENSES

	1st half of 2007	1st half of 2006
Interest income	6	0
Revaluation of financial assets at fair value through profit or loss	0	2
Other finance income	24	81
Other finance income, total	**30**	**83**
Finance cost of interest on borrowings	(9 477)	(9 628)
Other financial expenses	(322)	(282)
Total finance expenses	**(9 799)**	**(9 910)**

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	1st half of 2007	1st half of 2006
Current income tax	**8 833**	**5 029**
- current income tax charge	8 833	5 029
Deferred income tax	**(7 488)**	**(4 535)**
- related to the recognition and reversal of temporary differences	(7 488)	(4 535)
Tax charge in the income statement	**1 345**	**494**

5.1 RECONCILIATION OF INCOME TAX IN THE INCOME STATEMENT WITH THE FINANCIAL RESULT

Reconciliation of income tax in the income statement with the financial result:

	1st half of 2007	1st half of 2006
Profit before tax	**41 633**	**13 309**
Tax calculated at the statutory rate of 19%	(7 910)	(2 529)
Dividends received	7 232	4 226
Revenues non taxable and expenses not tax deductible	(1 079)	(2 191)
Tax charge at the effective tax rate	**(1 757)**	**(494)**
Settlement of tax loss of comapanies of the Tax Group	412	0
Income tax recognized in the income statement	**(1 345)**	**(494)**

On 23 January 2006, Monitor Sądowy i Gospodarczy no. 16 published a notice on the registration of the ORBIS Tax Group. On 28 September 2005, Orbis S.A. together with the companies Hekon Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. concluded an agreement on the establishment of the Tax Group which was registered in the Tax Office. The provisions of the agreement will bind the parties to this agreement until December 31, 2008. The Tax Group is represented by Orbis S.A. with regard to obligations

(all amounts are quoted in PLN thousands, unless otherwise stated)

arising from tax regulations. The objective underlying the establishment of the Tax Group is to streamline the settlements of income tax.

5.2 DEFERRED INCOME TAX

The deferred income tax results from the following temporary differences:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Deferred income tax assets, of which	**15 419**	**13 294**	**13 815**
Recognised in financial result	15 419	13 294	13 815
- revaluation of receivables	363	403	463
- revaluation of interests in related parties	954	954	954
- unpaid interest	599	540	420
- provisions	9 885	9 121	10 011
- initial fee for affiliation with Accor	489	493	518
- unpaid wages and salaries	2 368	1 133	1 330
- ZUS and similar liabilities	418	650	0
- other	343	0	119
Deferred income tax provisions, of which:	**77 786**	**83 149**	**83 169**
Recognised in financial result	77 695	83 058	83 078
temporary difference between tax and book value of tangible assets	76 776	82 657	82 373
- other	919	401	705
Recognised in equity	91	91	91
- long-term investments	91	91	91
Deferred income tax provision, net	**62 367**	**69 855**	**69 354**
Deferred income tax provision, net, of which:	**62 367**	**69 855**	**69 354**
Long-term	69 156	75 260	74 971
Short-term	(6 789)	(5 405)	(5 617)

6. DISCONTINUED OPERATIONS

The Company did not take the decision to discontinue operations.

7. EARNINGS PER SHARE

Earnings per share are calculated by dividing the net profit for the financial year by the weighted average number of issued ordinary shares outstanding during the financial year.

No factors resulting in the dilution of earnings per share occurred in the reporting period or in the comparative periods.

Figures related to earnings and shares which were used to calculate the basic earnings per share ratio are presented below:

	1st half of 2007	1st half of 2006
Basic net profit for the period	40 288	12 815
Weighted average number of ordinary shares outstanding	46 077	46 077
Earnings per share	**0,87**	**0,28**

8. DIVIDEND PAID OR PROPOSED FOR PAYMENT

On June 28, 2007, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2006 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set for July 31, 2007 and the dividend payment date for August 17, 2007.

(all amounts are quoted in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and assets under construction.

	As at June 30, 2007	As at Dec. 31, 2006	As at June so, 2006
Tangible assets	1 386 218	1 446 510	1 392 375
Assets under construction	70 534	53 362	71 663
Total	**1 456 752**	**1 499 872**	**1 464 038**

The following table presents tangible assets as at **June 30, 2007:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
	As at January 1, 2007.						
Cost	20 473	361 707	2 652 947	146 493	3 186	152 882	3 337 688
Accumulated depreciation and impairment	(1 473)	(12 901)	(1 639 940)	(117 048)	(3 115)	(116 701)	(1 891 178)
Opening net book amount	19 000	348 806	1 013 007	29 445	71	36 181	1 446 510
Additions	0	0	27 496	2 699	20	1 972	32 187
purchase	0	0	7 030	2 101	20	1 765	10 916
take-over from investments	0	0	19 006	542	0	185	19 733
other	0	0	1 460	56	0	22	1 538
Disposals	0	(30 378)	(2 780)	(528)	(27)	(33)	(33 746)
sale	0	0	0	(441)	(27)	(10)	(478)
liquidation	0	0	(479)	(86)	0	(23)	(588)
transfer to investment property	0	(21 872)	(247)	0	0	0	(22 119)
transfer to property, plant and equipment classified as held for sale	0	(8 506)	(2 054)	(1)	0	0	(10 561)
Reduction of depreciation charge due to impairment	0	0	0	404	27	42	473
Depreciation charge for the financial year	(96)	(2 018)	(46 681)	(4 786)	(31)	(5 594)	(59 206)
Closing net book amount	18 904	316 410	991 042	27 234	60	32 568	1 386 218
	as at June 30, 2007.						
Cost	20 473	330 150	2 643 985	142 745	2 447	152 975	3 292 775
Accumulated depreciation and impairment	(1 569)	(13 740)	(1 652 943)	(115 511)	(2 387)	(120 407)	(1 906 557)
Closing net book amount	18 904	316 410	991 042	27 234	60	32 568	1 386 218

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents tangible assets as at **December 31, 2006**:

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at January 1, 2006.					
Cost	20 484	371 644	2 547 067	145 168	4 486	136 429	3 225 278
Accumulated depreciation and impairment	(1 174)	(9 011)	(1 608 250)	(119 041)	(4 197)	(112 566)	(1 854 239)
Opening net book amount	19 310	362 633	938 817	26 127	289	23 863	1 371 039
Additions	0	245	148 686	11 805	17	19 019	179 772
purchase	0	0	19 193	5 419	17	6 698	31 327
take-over from investments	0	0	129 493	6 386	0	12 321	148 200
other	0	245	0	0	0	0	245
Disposals	(82)	(10 100)	(13 488)	(922)	(56)	(376)	(25 024)
sale	0	(3 227)	(757)	(452)	(52)	(105)	(4 593)
liquidation	0	0	(45)	(470)	(1)	(92)	(608)
transfer to investment property	0	(6 873)	(12 525)	0	0	(179)	(19 577)
other	(82)	0	(161)	0	(3)	0	(246)
Increase of depreciation charge due to impairment	0	0	(49 572)	(943)	(29)	(732)	(51 276)
Reduction of depreciation charge due to impairment	0	0	77 033	1 048	43	671	78 795
Depreciation charge for the period	(228)	(3 972)	(88 469)	(7 670)	(193)	(6 264)	(106 796)
Closing net book amount	19 000	348 806	1 013 007	29 445	71	36 181	1 446 510
		As at December 31, 2006.					
Cost	20 473	361 707	2 652 947	146 493	3 186	152 882	3 337 688
Accumulated depreciation and impairment	(1 473)	(12 901)	(1 639 940)	(117 048)	(3 115)	(116 701)	(1 891 178)
Closing net book amount	19 000	348 806	1 013 007	29 445	71	36 181	1 446 510

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents tangible assets as at **June 30, 2006:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at Jauary 1, 2006.					
Cost	20 484	371 644	2 547 067	145 168	4 486	136 429	3 225 278
Accumulated depreciation and impairment	(1 174)	(9 011)	(1 608 250)	(119 041)	(4 197)	(112 566)	(1 854 239)
Opening net book amount	19 310	362 633	938 817	26 127	289	23 863	1 371 039
Additions	0	0	67 563	3 030	28	1 822	72 443
purchase	0	0	3 825	2 390	3	1 154	7 372
take-over from investments	0	0	63 738	386	0	668	64 792
other	0	0	0	254	25	0	279
Disposals	0	(42)	(402)	(479)	(7)	(16)	(946)
sale	0	(42)	0	(112)	(7)	(2)	(163)
liquidation	0	0	0	(367)	0	(14)	(381)
other	0	0	(402)	0	0	0	(402)
Depreciation charge for the period	(176)	(2 208)	(42 364)	(2 082)	(96)	(3 235)	(50 161)
Closing net book amount	19 134	360 383	963 614	26 596	214	22 434	1 392 375
		As at June 30, 2006.					
Cost	20 484	371 602	2 614 116	145 091	4 234	135 084	3 290 611
Accumulated depreciation and impairment	(1 350)	(11 219)	(1 650 502)	(118 495)	(4 020)	(112 650)	(1 898 236)
Closing net book amount	19 134	360 383	963 614	26 596	214	22 434	1 392 375

Apart from non-current assets, property, plant and equipment also include assets under construction:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Gross value of assets under construction	75 216	57 997	76 658
Impairment of assets under construction	(4 682)	(4 635)	(4 995)
Assets under construction, total	**70 534**	**53 362**	**71 663**

In the first half of 2007, the Company recorded additional impairment charges of assets under construction amounting to PLN 47 thousand.

As at the balance sheet date, property, plant and equipment of PLN 747 880 thousand secured the Company's liabilities, of which PLN 219 472 thousand may not be subject to execution by the creditor. Information on security established on property, plant and equipment is provided in note 25 to these financial statements.

Orbis S.A. classified the following as property, plant and equipment held for sale:

Proprty, plant and equipment classified as held for sale	As at June 30, 2007	As at Dec. 31, 2007	As at June 30, 2006
commercial interchange of real estates	10 561	0	0
Total	**10 561**	**0**	**0**

Property, plant and equipment held for sale includes the value of rights to perpetual usufruct of land and real estates of Silesia hotel in Katowice. The Company is going to exchange these assets for an undeveloped plot of land which will be used during implementation of the development strategy.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information concerning impairment of tangible fixed assets:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	**(468 242)**	**(502 360)**	**(502 360)**
recognized impairment of tangible assets	0	(51 276)	0
recognized impairment of assets under construction	(47)	0	0
reversed impairment of tangible assets	0	78 317	0
reversed impairment of assets under construction	473	478	0
reversed impairment of assets under construction	0	360	0
restatement as investment real property	58	6 239	0
release	451	0	0
Closing balance	**(467 307)**	**(468 242)**	**(502 360)**

Impairment losses of non-current assets which were recognized and their annual reversals are presented under the "Net impairment reversal" line of the income statement. Reversal of charges for non-current operating assets and non-current assets under construction are reported under „Other operating income". Information about the accounting policy applied to performing impairment tests of financial non-current assets is presented in the notes to the interim consolidated financial statements in item 2.1.5.

As at the first half of 2007 and the first half of 2006 there were no indications of a necessity to perform impairment tests of property, plant and equipment.

10. INTANGIBLE ASSETS

The following table presents intangible assets as at **June 30, 2007:**

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2007.			
Cost	**267**	**11 897**	**149**	**12 313**
Accumulated amortization and impairment	(181)	(10 997)	(83)	(11 261)
Opening net book amount	**86**	**900**	**66**	**1 052**
Additions	10	472	25	507
purchase	10	472	25	507
Disposals	0	0	0	0
liquidation	0	0	0	0
other	0	0	0	0
Amortization charge for the period	(39)	(411)	0	(450)
Closing net book amount	**57**	**961**	**91**	**1 109**
	As at June 30, 2007.			
Cost	**278**	**11 937**	**174**	**12 389**
Accumulated amortization and impairment	(221)	(10 976)	(83)	(11 280)
Closing net book amount	**57**	**961**	**91**	**1 109**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents intangible assets as at **December 31, 2006:**

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2006.			
Cost	242	11 220	394	11 856
Accumulated amortization and impairment	(96)	(9 681)	(83)	(9 860)
Opening net book amount	146	1 539	311	1 996
Additions	31	970	0	1 001
purchase	31	951	0	982
take-over from investments	0	17	0	17
other	0	2	0	2
Disposals	0	(5)	(245)	(250)
liquidation	0	(4)	0	(4)
other	0	(1)	(245)	(246)
Amortization charge for the period	(91)	(1 604)	0	(1 695)
Closing net book amount	86	900	66	1 052
	As at December 31, 2006.			
Cost	267	11 897	149	12 313
Accumulated amortization and impairment	(181)	(10 997)	(83)	(11 261)
Closing net book amount	86	900	66	1 052

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents intangible assets as at **June 30, 2006:**

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2006.			
Cost	**242**	**11 220**	**394**	**11 856**
Accumulated amortization and impairment	(96)	(9 681)	(83)	(9 860)
Opening net book amount	**146**	**1 539**	**311**	**1 996**
Additions	12	320	76	408
purchase	12	307	76	395
other	0	13	0	13
Disposals	0	(10)	0	(10)
liquidation	0	(10)	0	(10)
Amortization charge for the period	(43)	(890)	0	(933)
Closing net book amount	**115**	**959**	**387**	**1 461**
	As at June 30, 2006.			
Cost	**254**	**11 435**	**470**	**12 159**
Accumulated amortization and impairment	(139)	(10 476)	(83)	(10 698)
Closing net book amount	**115**	**959**	**387**	**1 461**

Impairment of intangible assets	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	(4)	(4)	(4)
recognized	0	0	0
Closing balance	(4)	(4)	(4)

As at the balance sheet date, no intangible assets secure the Company's liabilities.

Apart from goodwill, all other intangible assets recognized by the Company have definite useful lives.

The Company does not have any internally generated intangible assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Information on associates:

Associates, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	% share in share capital	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carring amount of shares
Orbis Casino Sp. z o.o. Warsaw, Poland	directly 33%	directly 33%	directly 33%	games of chance	cost	1 600	(736)	864
PH Majewicz Sp. z o.o. Bydgoszcz, Poland	directly 49%	directly 49%	directly 49%	hotel and food&beverage services	cost	2 157	(2 073)	84
as at June 30, 2007.								948

An agreement about sailing 49 % shares in the PH Majewicz company was signed in accordance with the Management Board's decision dated June 17, 2007.

12. SUBSIDIARIES

Information on subsidiaries:

Subsidiaries, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	Country of registration	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carrying amount of shares
PBP Orbis, Sp. z o.o. Warsaw, Poland	directly 95,08%	directly 95,08%	Poland	tourism	cost	13 795		13 795
ORBIS Transport, Sp. z o.o. Warsaw, Poland	directly 98,88%	directly 98,88%	Poland	transport	cost	27 729		27 729
Hekon Hotele Ekonomiczne S.A. Warsaw, Poland	directly 100%	directly 100%	Poland	hotel and food & beverage services	cost	441 041		441 041
Wioska Turystyczna Wilkasy Sp. z o.o., Wilkasy, Poland	directly 100%	directly 100%	Poland	hotel and food & beverage services	cost	2 430	(1 932)	498
Orbis Kontrakty Sp. z o.o. Warsaw, Poland	directly 80%	directly 80%	Poland	organization of purchasing	cost	80		80
As at June 30, 2007.								483 143

(all amounts are quoted in PLN thousands, unless otherwise stated)

The below-presented data concern shares of equity, share of voting rights at the General Meeting and core business operations of subsidiaries in which Orbis S.A. indirectly holds interests.

Subsidiaries, name and corporate seat	% share in share capital	% share in the no of voting rights at the GM	Country of registration	Business operations
UAB Hekon, Vilnius, Lithuania	indirectly 100%	indirectly 100%	Lithuania	hotel and food&beverage services
PKS Tarnobrzeg Sp. z o.o., Tarnobrzeg, Poland	indirectly 99,05%	indirectly 99,05%	Poland	transport
PKS Gdańsk Sp. z o.o., Gdańsk, Poland	indirectly 99,05%	indirectly 99,05%	Poland	transport
AutoOrbisBus Sarl, Paris, France	indirectly 99,05%	indirectly 99,05%	France	promotion and communications
Orbis Polish Travel Bureau, USA	indirectly 83,67%	indirectly 83,67%	USA	travel agent
Inter Bus Sp. z o.o., Warsaw, Poland	indirectly 99,05%	indirectly 99,05%	Poland	coach transport
Capital Parking Sp. z o.o., Warsaw, Poland	indirectly 67,35%	indirectly 67,35%	Poland	rental of parking lots
Orbis Kontrakty Sp. z o.o., Warsaw, Poland	indirectly 20,00%	indirectly 20,00%	Poland	organization of purchasing
Orbis Transport Sp. z o.o., Warsaw, Poland	indirectly 0,17%	indirectly 0,17%	Poland	transport

13. CHANGE IN INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	**470 085**	**470 085**	**470 085**
Shares and interests	470 085	470 085	0
Long-term loans	0	0	0
Additions	14 006	0	0
purchase	14 006	0	0
Disposals	0	0	0
sale	0	0	0
loans repaid	0	0	0
Closing balance	**484 091**	**470 085**	**470 085**
Shares and interests	484 091	470 085	470 085

Investments in subsidiaries, affiliates and associates are not directly exposed to the risk of change in interest rates. Increase of investments in subsidiaries, affiliates and associates has been a result of purchasing shares by the Company in subsidiary Orbis Transport Sp. z o.o.

14. CHANGES WITHIN THE GROUP

During the reporting period, there were no business combinations within the meaning of IFRS 3.

The following changes occurred in investments in subsidiaries and associates in the first half of 2007:

1. Orbis Transport Sp. z o.o. – the increase of the share capital of the Company up to the value of PLN 28,507 thousand was registered with the National Court Register on May 9, 2007. As a result of

(all amounts are quoted in PLN thousands, unless otherwise stated)

capital increase, the Orbis share in the Company's equity increased up to 278,439 shares of the total value of PLN 27,844 thousand and totaled 98.88%

2. PKS Gdańsk Sp. z o.o. – the increase of the share capital of the Company up to the value of PLN 14,470 thousand was registered with the National Court Register on April 27, 2007. The 771 new shares of PLN 500 each – worth in aggregate PLN 385.5 thousand – have been acquired by the shareholder of the Company, i.e. ORBIS Transport Sp. z o.o.

15. INTERESTS IN JOINT VENTURES

Orbis S.A. does not hold any interests in joint ventures.

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS

No changes occurred in available-for-sale financial assets in the period covered by these financial statements.

Available-for-sale financial assets are composed of the following items:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Shares/interests in unlisted companies	31	31	31
Total available-for-sale financial assets	**31**	**31**	**31**

Available-for-sale financial assets held by the Company are not directly exposed to the risk of change in interest rates.

The fair value of available-for-sale financial assets does not differ considerably from their value presented in the financial statements.

17. OTHER FINANCIAL ASSETS

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	**0**	**242**	**242**
Loans repaid	0	(242)	(121)
Closing balance	**0**	**0**	**121**

Other financial assets are composed of the following items:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Loans granted	0	0	121
Other financial assets, total	**0**	**0**	**121**

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. INVESTMENT PROPERTY

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening gross carrying amount	**112 850**	**73 275**	**73 275**
Accumulated depreciation and impairment	(51 391)	(30 091)	(30 091)
Opening net book amount	**61 459**	**43 184**	**43 184**
Additions	37 485	19 577	0
purchases	61	0	0
reclasification from assets under construction	15 095	0	0
reclassification from property, plant and equipment	22 119	0	0
other	210	19 577	0
Disposals	0	0	0
sale	0	0	0
other	0	0	0
Depreciation charge for the period	(1 542)	(1 302)	(653)
Closing net book amount	**97 402**	**61 459**	**42 531**
Closing gross book amount	**151 909**	**112 850**	**73 275**
Accumulated depreciation and impairment at the end of period	(54 507)	(51 391)	(30 744)
Closing net book amount	**97 402**	**61 459**	**42 531**

In 2006, the value of investment property went up by the value of two Etap hotels (in Częstochowa and Szczecin) and in the first half of 2007 by the value of the Etap hotel in Warsaw, which were transferred in the middle of the year 2006 to subsidiary Hekon - Hotele Ekonomiczne S.A. which is now responsible for their management.

The Company measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS, the Company valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost.

The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert and amounted to PLN 32,503 thousand as at January 1, 2004. The Company did not revalue these assets as at June 30, 2007.

The following amounts were recognized in the income statement:

	1st half of 2007	1st half of 2006
Income from lease of investment property	2 256	749
Direct operating expenses of investment property which generate income from rent	2 172	997
Direct operating expenses of investment property which do not generate income from rent	196	37

Detailed information concerning impairment of investment property:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	**6 239**	**0**	**0**
reclassification from property, plant and equipment	58	6 239	0
Closing balance	**6 297**	**6 239**	**0**

Investment property includes the following land owned by the Company as well as rights to perpetual usufruct of land, buildings and structures:

(all amounts are quoted in PLN thousands, unless otherwise stated)

- in Bydgoszcz – land owned by the Company with the area of 343 sq. m. and the building of the Pod Orlem Hotel,
- in Gdańsk – right to perpetual usufruct of land with an area of 62 sq. m. and a building with the usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28,992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of 2,513 sq. m.,
- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3,585 sq. m. and the building of the Bristol Hotel with usable floor space of 18,062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2,230 sq. m. and the multi-storey garage-parking with usable floor space of 19,000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with the area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with the area of 3,028 sq. m.,
- in Częstochowa – right to perpetual usufruct of land with an area of 22,030 sq.m and of 5,485 sq.m. as well as the building of the Etap hotel in Częstochowa,
- in Szczecin – right to perpetual usufruct of land with an area of: 14,037 sq.m., 6,445 sq.m., 200 sq.m. and 3,263 sq.m. as well as the building of the Etap hotel in Szczecin,
- in Warsaw - right to perpetual usufruct of land with an area of: 7,171 sq.m., and the building of the Etap hotel in Warsaw.

19. OTHER LONG-TERM INVESTMENTS

Other long-term investments remain unchanged and amount to PLN 552 thousand. Other long-term investments are mainly composed of works of art owned by the Company.

20. INVENTORIES

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Raw materials	4 596	4 428	5 319
Merchandise	133	509	597
Total inventories	**4 729**	**4 937**	**5 916**

The value of used merchandise and raw materials recognized in the income statement as expenses under "Cost of services, products, merchandise and raw materials sold" amounted to PLN 34 752 thousand in the first half of 2007 (in 2006 it equaled PLN 67 209 thousand, in the first half of 2006 it amounted to PLN 30 734 thousand).

Information on write-downs of inventories:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	**(421)**	**(457)**	**(457)**
write-down created	(83)	(150)	(4)
write-down used	1	37	20
write-down reversed	138	149	79
Closing balance	**(365)**	**(421)**	**(362)**

Created write-downs of inventories are presented in the 'Other operating expenses" item of the income statement and the reversal of write-downs – in „Other operating income".
In the current period, the write-down of inventories was reversed as a result of their sale or commissioning for use.

The Company has not pledged any inventories as security for liabilities.

(all amounts are quoted in PLN thousands, unless otherwise stated)

21. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Trade receivables	38 729	23 283	30 845
of which: receivables from related parties	*3 714*	*2 835*	*3 880*
Provisions for impairment of receivables	(580)	(423)	(505)
Prepayments	297	163	65
Trade receivables	**38 446**	**23 023**	**30 405**

Other current receivables are composed of the following items:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Current receivables	**89 138**	**74 148**	**94 508**
Loans to related parties	28 452	30 848	46 704
Loans to other companies	10	19	28
Dividends receivable	32 984	0	867
Receivables resulting from increase in interests in a related party	0	13 838	0
Taxes, grants, customs duties, social security and other benefits receivable	8 581	12 248	21 454
Adjudicated receivables	1 098	1 175	1 278
Prepaid tangible assets and intangible assets	16 996	15 327	24 123
Claimed in court	714	957	1 178
Settlements with employees	456	435	595
Other receivables	1 657	1 539	1 755
Provisions for impairment of receivables	(1 810)	(2 238)	(3 474)
Current prepayments and advances	**15 306**	**976**	**15 681**
Prepayments, of which:	15 306	976	15 681
salaries and wages	7 032	0	6 064
taxes and charges	5 455	0	5 018
insurance premiums	1 590	280	204
prepayments	165	0	0
other	1 064	696	4 395
Other current receivables, net	**104 444**	**75 124**	**110 189**

Income tax receivables are composed of the following items:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Income tax receivable from tax authorities	0	10	0
Income tax receivable from compianies comprise the tax group	993	776	1 291
Total income tax receivables	**993**	**786**	**1 291**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Change in impairment of receivables is presented below:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	**(2 661)**	**(3 911)**	**(3 911)**
Recognition of provision for impairment	(408)	(995)	(468)
Derecognition of provision for impairment	136	1 888	164
Use of provision for impairment	543	357	236
Closing balance	**(2 390)**	**(2 661)**	**(3 979)**

Impairment of receivables and it's reversal is recognized in the "Other expenses by nature" item (note 4.3) of the income statement.
The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs for trade receivables due to the considerable share of relatively small transactions in total turnover. All threatened receivables are covered by a provision for impairment. However for the reason that 99.9% borrowings were granted to the one entity, there is a material credit risk in borrowings (see note 32.5). More information on credit risk is provided in note 30.5.
The fair value of receivables does not significantly differ from their value presented in the financial statements.

The table below presents the breakdown of current receivables per maturity together with impairment charges:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Non-overdue receivables	116 685	86 988	116 467
Overdue receivables, of which:	13 289	12 844	12 425
- overdue for up to 1 month	10 336	9 376	8 733
- overdue for a period from 1 to 3 months	568	816	635
- overdue for a period from 3 to 6 months	342	242	915
- overdue for a period from 6 months to 1 year	217	514	283
- overdue for more than 1 year	1 826	1 896	1 859
Gross current receivables, total	**129 974**	**99 832**	**128 892**
Impairment charge for non-overdue receivables	(43)	(154)	(1 202)
Impairment charge for overdue receivables, of which:	(2 347)	(2 507)	(2 777)
- overdue for up to 1 month	(47)	(61)	(6)
- overdue for a period from 1 to 3 months	(116)	(98)	(153)
- overdue for a period from 3 to 6 months	(181)	(75)	(620)
- overdue for a period from 6 months to 1 year	(177)	(460)	(196)
- overdue for more than 1 year	(1 826)	(1 813)	(1 802)
Impairment charge for receivables, total	**(2 390)**	**(2 661)**	**(3 979)**
Net current receivables	**127 584**	**97 171**	**124 913**

As at June 30, 2007 receivables that amounted to PLN 10 902 thousand were overdue but not impaired. The analysis of these receivables classified by time intervals is presented below:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Overdue receivables without impairment, of which:	**10 902**	**10 200**	**9 504**
- overdue for a period to 1 month	10 289	9 315	8 727
- overdue for a period from 1 month to 3 months	452	718	482
- overdue for a period from 3 months to 6 months	161	167	295

The Company holds no collateral that the Company would be permitted to sell or repledge in the absence of default by the owner of the collateral.

(all amounts are quoted in PLN thousands, unless otherwise stated)

22. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Debt securities			
Opening balance	**0**	**19 959**	**19 959**
- purchase	3 065	225 110	143 064
- sale	(3 065)	(245 069)	(141 556)
- valuation	0	0	2
Closing balance	0	0	21 469
Financial assets at fair value through profit or loss	**0**	**0**	**21 469**

Securities, comprising bonds and certificates of deposit, acquired by the Company to derive economic benefits arising from short-term changes in prices are classified as financial assets at fair value through profit or loss.

Financial assets and liabilities valued at fair value through profit or loss, are reported in the cash flow statement, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Other finance income/expenses" item of the income statement (note 4.6).

23. CASH AND CASH EQUIVALENTS

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Cash at bank and on hand	13 324	22 160	7 611
Short-term bank deposits	115	30 035	0
Other cash and cash equivalents	10 933	1 055	8 849
Total cash and cash equivalents	**24 372**	**53 250**	**16 460**

Other cash and cash equivalents include cash in transit and other monetary assets and money deposited with banks in the form of repo transactions whit a maturity not exceeding three months.
The Company transfers temporarily disposable cash to short-term bank deposits with maturity date ranging from 1 to 50 days. The average effective interest rate on these deposits amounts to 4.10% in the period concerned.

(all amounts are quoted in PLN thousands, unless otherwise stated)

24. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

As at the date of transition to IFRS in connection with the revaluation of the contribution value using hyperinflation indexes, the value of the share capital increased by PLN 425,600,452 to reach PLN 500,600,452.

The aggregate revalued amount of share capital as at June 30, 2007 equaled PLN 517,754,468.

	As at June 30, 2007	**As at Dec. 31, 2006**	**As at June 30, 2006**
Number of shares issued and paid	46 077 008	46 077 008	46 077 008
Par value per share	2	2	2
Shares/interests as at the beginning of period (in pcs)	**46 077 008**	**46 077 008**	**46 077 008**
Change in the period:	0	0	0
Shares/interests as at the end of period (in pcs)	**46 077 008**	**46 077 008**	**46 077 008**

The targeted number of shares equals the number of issued and paid shares.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Shareholders

As at September 28, 2007 the value of the share capital of Orbis S.A. amounted to PLN 517,754 thousand and consisted of 46,077,008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at September 28, 2007 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholders	Number of shares held as at Sept. 28, 2007. (no. of voting rights at the GM)	Percentage share in the share capital as at Sept. 28, 2007 (percentage share in the total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares in the period August 15, 2007 - Sept. 28, 2007
- Accor S.A.:	20 955 773	45,48%	4,9%
incl. a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	7 524 757	16,33%	-
including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*4 577 039*	*9,93%*	-
- Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-
- Pioneer Pekao Investment Management S.A. (PPIM) - all clients (as regards portfolios managed by PPIM):	2 332 876	5,06%	-
Including portfolios of Pioneer investment funds managed by PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	*2 313 646*	*5,02%*	-

Other capital

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Share premium	132 944	132 944	132 944
Revaluation reserve	480	480	480
Deferred income tax	(91)	(91)	(91)
Other capital	**133 333**	**133 333**	**133 333**

(all amounts are quoted in PLN thousands, unless otherwise stated)

25. BORROWINGS

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Non-current borrowings			
Bank borrowings	225 417	225 305	264 072
Loans	0	0	313
Total non-current borrowings	**225 417**	**225 305**	**264 385**
Current borrowings			
Bank borrowings	40 888	40 828	40 047
Loans	143 155	143 469	20 909
Total curent borrowings	**184 043**	**184 297**	**60 956**
Total borrowings	**409 460**	**409 602**	**325 341**

Maturity dates are presented in the table below:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
As broken down to maturity:			
Payable on demand or in up to 1 year	184 043	184 297	60 956
Over 12 months - up to 3 years	85 533	85 488	77 620
Between 3 and 5 years	93 211	93 167	93 382
Over 5 years	46 673	46 650	93 383
Total borrowings	**409 460**	**409 602**	**325 341**

Currencies of borrowings are presented in the table below:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
As broken down to currencies:			
PLN	409 460	409 602	325 341
Foreign currencies	0	0	0
In PLN, total	**409 460**	**409 602**	**325 341**

The fair value of borrowings is close to their carrying amount.

The average effective interest rate for borrowings equals 4.86%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Amount of borrowing to be repaid	June 30, 2007	Dec. 31, 2006	June 30, 2006	Interest rate	Maturity date	Security
Orbis S.A.	BWE	loan	PLN thous.	332	665	996	15%	07.10.2007	item no. 1
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN thous.	266 305	266 133	304 120	WIBOR+ banks' margin	10.11.2012	item no. 2
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN thous.	20 235	20 237	20 225	WIBOR + margin	24.09.2007	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN thous.	110 510	110 493	0	WIBOR + margin	24.10.2007	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN thous.	12 078	12 074	0	WIBOR + margin	10.11.2007	none
	TOTAL		PLN thous.	409 460	409 602	325 341			
			EUR thous.	*0*	*0*	*0*			

Security for borrowings established on assets includes mortgages on real estates amounting in total to PLN 747 880 thousand:

1. in respect of the loan granted by Bank Współpracy Europejskiej S.A. for ORBIS S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank bill of exchange and cap mortgage on the following hotels: Solny in Kołobrzeg and Francuski in Cracow, up to the amount of PLN 18 575 thousand;
2. in respect of the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 509 833 thousand established on the real estate of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław, and assignment of rights under insurance policies related to hotels covered by the cap mortgage as well as surety issued by Hekon - Hotele Ekonomiczne S.A..

The Company has undertaken procedures to have mortgages removed from land and mortgage registers established on three hotels, i.e. Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa in respect of the bank borrowings granted by the Banks' Syndicate led by Calyon – cap mortgages up to PLN 219 472 thousand. Bank borrowings were fully repaid on November 30, 2005 and the creditor cannot enforce his rights from this security.

Exposure to interest rate risk

Owing to a floating interest rate on the majority of bank borrowings taken by the Company, the Company is exposed to the risk of changes in cash flows resulting from fluctuations in the interest rates. Moreover, the Company is exposed to the risk of changes in fair value due to fluctuations in interest rates connected with the fixed interest rate on the loan from BWE. Owing to the amount of liabilities due to these bank borrowings, this risk is not significant. Information on risk management is provided in note 30.

In the first half of 2007 interest rates were as follows:

- WIBOR 1M 4.11-4.64
- WIBOR 3M 4.18-4.71
- WIBOR 6M 4.26-4.84
- WIBOR 1Y 4.42-5.14

Unused credit lines amounted to PLN 190,700 thousand, of which:

- PLN 700 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,
- PLN 190,000 thousand – tranche B under the Fixed-Term Bank Borrowings Agreement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

26. PROVISIONS FOR LIABILITIES

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**812**	**5 752**	**24**	**6 588**
Provision created in the period	0	0	0	0
Provision used in the period	0	(5 167)	(3)	(5 170)
Provision reversed in the period	(17)	0	(3)	(20)
As at June 30, 2007	**795**	**585**	**18**	**1 398**
Short-term - 1st half of 2007	795	585	18	1 398
Long-term - 1st half of 2007	0	0	0	0
Total provisions as at June 30, 2007	**795**	**585**	**18**	**1 398**
As at January 1, 2006	**8**	**3 508**	**523**	**4 039**
Provision created in the period	808	5 752	0	6 560
Provision used in the period	(4)	(3 508)	(499)	(4 011)
Provision reversed in the period	0	0	0	0
As at December 31, 2006	**812**	**5 752**	**24**	**6 588**
Short-term - 1st half of 2007	812	5 752	24	6 588
Long-term - 1st half of 2007	0	0	0	0
Total provisions as at December 31, 2006	**812**	**5 752**	**24**	**6 588**
As at January 1, 2006	**8**	**3 508**	**523**	**4 039**
Provision created in the period	0	24	0	24
Provision used in the period	(4)	(1 900)	(500)	(2 404)
Provision reversed in the period	0	0	0	0
As at June 30, 2006	**4**	**1 632**	**23**	**1 659**
Short-term - 1st half of 2006	4	1 632	23	1 659
Long-term - 1st half of 2006	0	0	0	0
Total provisions as at June 30, 2006	**4**	**1 632**	**23**	**1 659**

Information on provisions for pension and similar benefits is provided in note 28.

Restructuring

The Company continues reorganization of its structure and reduction in employment. Costs of termination benefits and compensation connected with the liquidation of jobs paid out in the first half of 2007 totaled PLN 7 508 thousand, of which the amount of PLN 5 167 thousand was used out of the provision created at the end of 2006, however the amount of PLN 2 332 thousand was debited to the profit of the current period. Hence, following these payouts, PLN 585 thousand remained out of the value of the provision which was created at the end of 2006, and which will be used by the end of this year.

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Trade payables	39 692	53 936	25 983
of which: liabilities towards subsidiaries	*5 458*	*5 296*	*4 665*
Prepaid supplies	2 632	247	463
Total trade payables	**42 324**	**54 183**	**26 446**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current liabilities are composed of the following items:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Current liabilities	**30 183**	**16 969**	**142 460**
Dividends payable	15 667	0	15 667
Issue of debt securities	0	0	110 427
Taxes, customs duties, social security contributions and other benefits payable	8 711	11 565	10 148
Wages and salaries payable	2 138	1 872	1 135
Deposits received	972	1 415	1 480
Other liabilities	2 695	2 117	3 603
Accrued expenses and deferred income	**33 256**	**19 416**	**29 214**
Accrued expenses	22 025	9 536	18 995
obligations towards employees	10 329	4 208	7 016
franchise fees	369	0	2 947
public law liabilities	2 907	2 079	3 906
costs of non-invoiced supplies	8 278	3 214	5 083
other	142	35	43
Deferred income	11 231	9 880	10 219
advances and downpayments	10 461	9 855	9 432
other	770	25	787
Other current liabilities, total	**63 439**	**36 385**	**171 674**

In the first half of 2006, the Company had liabilities under bonds issued towards its subsidiary Hekon - Hotele Ekonomiczne amounting to PLN 110 427 thousand.

On October 23, 2006, Orbis S.A. and Hekon -Hotele Ekonomiczne S.A. executed a loan agreement for the amount of PLN 109,620 thousand. At the same time, the Companies entered into a Debt Set-Off Agreement to set-off the receivables of Hekon - Hotele Ekonomiczne S.A. that arose as a result of repurchase of bonds for the same amount against the liabilities of Orbis S.A. that arose as a result of disbursement of funds under the loan agreement. Upon repurchase on October 24, 2006 the bonds concerned were redeemed and the agreement on acquisition of bonds from Orbis S.A. by Hekon - Hotele Ekonomiczne S.A. was terminated.

Current income tax liability is composed of the following items:

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Income tax liability to tax office	3 849	0	4 517
Income tax liability to companies comprising the tax group	0	1 170	131
Total income tax liability	**3 849**	**1 170**	**4 648**

(all amounts are quoted in PLN thousands, unless otherwise stated)

28. EMPLOYEE BENEFITS

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities			
- as at January 1, 2007	**35 538**	**27 095**	**8 443**
Interest cost	989	755	234
Current service cost	879	688	191
Benefits paid	(2 093)	(1 405)	(688)
Actuarial gains/losses	3 861	2 168	1 693
Present value of liabilities			
- as at June 30, 2007	**39 174**	**29 301**	**9 873**
Carrying amount of liabilities			
- as at June 30, 2007	**39 174**	**29 301**	**9 873**
of which:			
Carrying amount of non-current liabilities	34 379	25 593	8 786
Carrying amount of current liabilities	4 795	3 708	1 087
Total amount of future employee benefit expense recognized in the income statement	**5 729**	**3 611**	**2 118**

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities			
- as at January 1, 2006	**36 757**	**28 498**	**8 259**
Interest cost	1 878	1 457	421
Current service cost	1 883	1 485	398
Benefits paid	(5 081)	(4 089)	(992)
Actuarial gains/losses	101	(256)	357
Present value of liabilities			
- as at December 31, 2006	**35 538**	**27 095**	**8 443**
Carrying amount of liabilities			
- as at December 31, 2006	**35 538**	**27 095**	**8 443**
of which:			
Carrying amount of non-current liabilities	30 769	23 707	7 062
Carrying amount of current liabilities	4 769	3 388	1 381
Total amount of future employee benefit expense recognized in the income statement	**3 862**	**2 686**	**1 176**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities			
- as at January 1, 2006	**36 757**	**28 498**	**8 259**
Interest cost	899	705	194
Current service cost	1 004	797	207
Benefits paid	(2 122)	(1 532)	(590)
Actuarial gains/losses	2 319	1 406	913
Present value of liabilities			
- as at June 30, 2006	**38 857**	**29 874**	**8 983**
Carrying amount of liabilities			
- as at June 30, 2006	**38 857**	**29 874**	**8 983**
of which:			
Carrying amount of non-current liabilities	34 063	26 184	7 879
Carrying amount of current liabilities	4 794	3 690	1 104
Total amount of future employee benefit expense recognized in the income statement	**4 222**	**2 908**	**1 314**

All the above costs have been recognized in employee benefit expense of the income statement (note 4.4).

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	2006	2007	2008 -2017	2018 and forward
- discount rate	5,50	5,50	5,50	5,50
- projected future salary increase	n.a	5,00	5,00	2,00

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at June 30, 2007.
If the applied financial discount rate were 1 percentage point lower than the adopted rate, the total amount of provisions would grow by PLN 3 133 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 2 761 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 2 659 thousand, while if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 2 956 thousand.

The discount rate adopted by the actuary is 0.52 percentage points higher as compared to the first half of 2006 (change from 4.98 in the first half of 2006 up to 5.50 in the first half of 2007). The Company estimates, that if last year's discount rate were preserved total provisions would increase by PLN 1 629 thousand.

Projected future salary increase has changed as compared to the first half of 2006 from 2% to 5%. If the index had not changed in the first half of 2007and amounted to 2%, the value of total provisions would have been lower by PLN 6 163 thousand.

Provision for pension and similar benefits:

Amounts of provisions for pension and similar benefits are measured on the basis of an actuarial valuation.

As at June 30, 2007, the amount of the provision was measured on an individual basis, separately for each employee.

Calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase provisions per employee.

The annual amounts of write-downs are calculated using the forecasted individual benefits method.

The likelihood that a given person reaches retirement age as a Company employee and the likelihood that a given person lives to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work of his own accord was assessed using the distribution function, taking into account statistical data of Orbis S.A. and statistical data possessed by the actuary. The likelihood that an employee will resign from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee becomes a disability pensioner was assessed on the basis of pttz2005 table through linear dependence. For a person aged 20 or below, the likelihood of occurrence of an event leading to total incapacity to work equals 5% of an appropriate coefficient from the pttz2005 table. For a person aged 60 and more, this likelihood is 105% of the appropriate coefficient from the pttz2005 table.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at the level of 5.50%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29. CONTINGENCIES

29.1 ISSUED GUARANTEES

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 6 months ended Juny 30, 2007	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie SA	"Orbis Transport" Sp. z o.o.- subsidiary	April 21, 2008	8 400	8 400	Additionally, Orbis SA committed to submit to enforcement procedure up to the value of PLN 8 400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22, 2008.
			TOTAL:	13 400	8 400	
		of which: sureties for borrowings or guarantees issued within the group:		13 400	8 400	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29.2 LEGAL CLAIMS

A list of key legal claims of the Company was included in note 31.2 to semi-annual consolidated financial statements.

30. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

30.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which Orbis S.A. is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.
The Company pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Company attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below.
Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board. Current responsibilities in the area of risk management are dealt with by special units established for this purpose.

30.2 INTEREST RATE RISK

Orbis S.A. is exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.
The Company does not apply hedge accounting.

Interest rates applicable to the existing indebtedness of the Company are listed in Note 25 "Borrowings".

The Company analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Company tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase / decrease of interest rates by 10 p.p. could decrease / increase net consolidated result of the Company as at June 30, 2007 maximally by PLN 200 thousand.

30.3 CURRENCY RISK

The risk of changes in foreign exchange rates (primarily EUR) is important for Orbis S.A. due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies;
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies, mainly EUR;
- incurring foreign currency borrowings or borrowings denominated in a foreign currency, however as at June 30, 2007 the Company did now have any foreign currency borrowings.

The functional and presentation currency of the Company is the Polish Zloty (PLN).

In order to reduce the risk of its currency exposure, Orbis S.A. seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

As at June 30, 2007 the Company did not use any derivative instruments to curb the currency risk. The Company does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Company monitors exchange rate of EUR, and analyzes potential impact of changes in the exchange rate on its turnover. The analysis is based on average exchange rages published by NBP for every quarter and hotel revenues priced in EUR.
EUR/PLN exchange rate as at June 30, 2007 amounted to PLN 3.8871. Increase / decrease of EUR exchange rate by PLN 0.1 could result in increase / decrease of services sales revenues by approximately 1%. A similar situation was reported during the first half of 2006.

30.4 PRICE RISK

In its operations, Orbis S.A. is exposed to the following price risk factors:

- competition – the hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2007 thus bringing about a pressure on prices for hotel services.
- market environment in Poland and globally – economic development stimulates growing interest in hotel services due to a growing number of business trips and increasing willingness of tourists to travel
- exchange rates - the EUR/PLN exchange rate represents a significant factor of price risk in hotel operations. Low rate of exchange of EUR against the Polish currency translates into a drop in PLN-denominated revenues from hotel operations.

The price risk is minimized by implementation of an active room availability management and yield management. It is not possible to forecast the impact of the risk on the financial results of the Company.

30.5 CREDIT RISK

The credit risk to which the Company is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to security agreements or security agents
- creditworthiness of entities whose securities the Company purchases or invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover,
- financial standing of entities to which the Company grants loans.

To minimize this risk, the Company cooperates with reputable banks with good financial standing and invest in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Company, the risk related to its clients does not differ from the average credit risk on the Polish market.

Banks with which Orbis S.A. cooperates and amounts of borrowings as at June 30, 2007 are described in Note 25 "Borrowings".

It is not possible to forecast impact of the risk's increase on financial results of the Company.

30.6 LIQUIDITY RISK

The Company hedges liquidity through the following borrowings:

- a current account loan at Bank Handlowy w Warszawie S.A,
- a loan for refinancing of prior indebtedness and financing of general needs of the Company, including the new investment program, granted by Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Oddział w Polsce (the Main Nominated Organizers) and Bank Zachodni WBK S.A. and Calyon (Organizers);
- a loan from Hekon - Hotele Ekonomiczne S.A.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Company has a current account loan amounting to PLN 700 thousand. It also uses its credit line to finance large investment projects included in the Company's development strategy. As at June 30, 2007 the undisbursed and available amount of tranche B of the loan amounted to PLN 190,000 thousand (see note no. 25).

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Company monitors financial liquidity based on an indebtedness ratio calculation and a current ratio. The indebtedness ratio is calculated as a quotient of total long and short-term liabilities and total equity and liabilities. The current ratio is calculated as a quotient of current assets and short-term liabilities.

During the first half of 2007 the Company continued its strategy from the past period and maintained a similar level of the current ratio as in the past. A slight decrease of the indebtedness ratio was identified, primarily due to increase of equity and financing of investments without any additional borrowings.

	As at Jun.30, 2007	As at Dec.31, 2006	As at Jun.30, 2006
Total liabilities	622 011	613 321	637 979
Total equity and liabilities	2 223 482	2 190 171	2 164 549
Indebtedness rate	**27,97%**	**28,00%**	**29,47%**

	As at Jun.30, 2007	As at Dec.31, 2006	As at Jun.30, 2006
Current assets	172 984	157 120	185 730
Short-term liabilities	299 848	287 392	270 177
Current ratio	**0,58**	**0,55**	**0,69**

The Company forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of the financial statement. Interests rates applicable as at June 30, 2007 were assumed for future interest periods. Interests and borrowing installments are classified in accordance with their maturity dates.

	Less than 1 year	Between 1 and 3 years	3 to 5 years	over 5 years
Borrowing expenses	195 472 *	104 251	102 671	47 871
Trade liability expenses	42 324			
Other liability expenses	63 439			
Total expenses	**301 235**	**104 251**	**102 671**	**47 871**

* In connection with appendices signed by Orbis S.A. after the balance sheet date, maturity of loans in total amount PLN 129 617 thousand is longer than 1 year (more information in point 34.4 of these financial statements).

Amounts presented above are in gross value (undiscounted).

31. CAPITAL MANAGEMENT

The objective of capital management is to secure the Company's ability to continue as a going concern, at the same time maintaining an optimum structure of financing that allows curbing the costs of capital involvement.

It is assumed that the Company may fuel capital growth through on-going activities taken to generate a good financial result, by regulating the amount of dividend disbursed to the shareholders as well as by issuing new shares or raising the par value of already existing shares.

(all amounts are quoted in PLN thousands, unless otherwise stated)

In the period covered by these financial statements, the Company did not issue nor raise the value of shares. The last share issue dates back to 1998. In the first semi-annual period of 2007, the Company reported an increase in its net profit as compared to the semi-annual period of 2006. Major items affecting the equity was the dividend for 2006 in the amount of PLN 15,667 thousand paid out in 2006 (with its level, like in the preceding years, proposed by the Management Board, taking into account the Company's need for funds in view of implemented investments).

In order to finance long-term investment project that are bound to affect the Company's results over a longer time-horizon, the Company seeks to use both its own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both hotel industry standards and specific features of the Company.

The Company monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period, and is subsequently adjusted for a semi-annual period. In the semi-annual period of 2007, return on equity improved substantially owing to a high growth in the net profit in the setting of a the amount of dividend being similar to that paid out in the preceding year.

	1st half of 2007	1st half of 2006
Net profit (loss)	40 288	12 815
Equity - opening balance	1 576 850	1 529 422
Equity - closing balance	1 601 471	1 526 570
Return on equity	**5,07%**	**1,68%**

The equity-to-non-current assets ratio is calculated as a quotient of the Company's equity and non-current assets. This ratio is kept at a very safe level nearing 80%, which results from the fact that the Company finances new investment projects mainly with its own funds. However, while implementing the strategy of the Orbis Hotel Group, the Company plans to make a between use of the investment credit facility made available to the Company, so as to derive more benefits from financial leverage, with the ratios still remaining at a safe level.

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Equity	1 601 471	1 576 850	1 526 570
Non-current assets	2 039 937	2 033 051	1 978 819
Ratio of equity to non-current assets	**78,51%**	**77,56%**	**77,15%**

The capital analysis is supplemented by the debt-to-equity ratio presented in section 30.6 of the financial statements.

32. FUTURE CAPITAL COMMITMENTS

Future capital commitments:

As at June 30, 2007, the Company signed contracts for construction works, supply of FF&E, installation of the Voice Alert System (DSO) in hotels, performance of the role of a substitute investor and modernizations aimed at adapting to fire regulations, for the amount of PLN 53 532 thousand. As at June 30, 2007, the Company's future capital commitments on account of contracts for preparation of a construction & working design, technical supervision services and performance of the role of substitute investor, demolition of existing hotels and other works connected with the construction of Etap hotels amounted to PLN 30 115 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Future operating lease liabilities:

Future minimum operating lease liabilities	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Operating lease liabilities, due in:	3 203	2 320	1 444
one year	1 520	929	635
from 1 to 5 years	1 683	1 391	809
more than 5	0	0	0

In the current period, the minimum lease payments recognized in the income statement amounted to PLN 764 thousand.
Operating lease liabilities result from lease agreements, related to lease of cars, executed with the related party Orbis Transport Sp. z o.o.

33. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Company include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in notes 11 and 12 to these financial statements and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements Orbis S.A. executed the following major related party transactions:

- with Accor Polska Sp. z o.o. (company related to Accor S.A.) - revenues amounted to PLN 888 thousand, including PLN 868 thousand under the management contract, while expenses totaled PLN 6 074 thousand, including PLN 6 062 thousand as license fee. In the first half of 2006, revenues amounted to PLN 1 183 thousand, including PLN 1 153 thousand under the management contract, while expenses totaled PLN 5 081 thousand, including PLN 2 148 thousand as license fee. As at June 30, 2007, receivables under these transactions amounted to PLN 539 thousand, and as at June 30, 2006, thy totaled PLN 417 thousand. Payables under these transactions totaled PLN 4 238 as at June 30, 2007, while as at June 30, 2006, the Company recognized liabilities to Accor Polska Sp. z o.o. amounting to PLN 3 551 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation system amounted to PLN 816 thousand in the first half of 2007, and to PLN 629 thousand in the first half of 2006. No liabilities to Accor Centres de Contacts Clients were recognized as at June 30, 2007 or as at June 30, 2006. In the 6 months of 2006, expenses amounted to PLN 639 thousand, while no payables have been reported towards the above-mentioned company as at June 30, 2006 .
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels belonging to Orbis S.A. The two companies did not execute any related party transactions in the first half of 2006, while in the first half of 2007, revenues from the lease of Etap hotels amounted to PLN 1 468 thousand.
- with PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o. and PH Majewicz net sales of trademark in the first half of 2007 equaled PLN 951 thousand. In the first half of 2006 sales of the aforementioned amounted to PLN 924 thousand.
- with Hekon - Hotele Ekonomiczne S.A. net sales under mutual service contract in the first half of 2007 amounted to PLN 1 535 thousand, and costs PLN 1 273 thousand. In the first half of 2006, sales under these transactions amounted to PLN 1 357 thousand and costs PLN 1 290 thousand.
- with Hekon - Hotele Ekonomiczne S.A. costs of interest on bonds and borrowings in the first half of 2007 amounted to PLN 2 389 thousand and in the first half of 2006 - PLN 3 017 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.1 REMUNERATION OF MEMBERS OF GOVERNING BODIES

	1st half of 2007	1st half of 2006
Salaries and other short-term benefits	3 546	1 724
Benefits after the term of employment	125	245
Benefits resulting from termination of employment	0	705
Salaries paid	**3 671**	**2 674**

33.2 SALES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and the companies of the Accor Group.

	1st half of 2007	1st half of 2006
Net sales of services	**11 597**	**12 270**
- to the companies of the Accor Group	888	1 119
- to subsidiaries	8 774	9 018
- to associates	1 935	2 133
Net sales of products, merchandise and raw materials	**951**	**924**
- to subsidiaries	951	924
Total sales revenues	**12 548**	**13 194**
Other revenues	**764**	**948**
- to subsidiaries	764	948
Total revenues	**13 312**	**14 142**

33.3 PURCHASES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and the companies of the Accor Group.

	1st half of 2007	1st half of 2006
Purchases of services	**9 546**	**7 994**
- from the companies of the Accor Group	6 890	5 525
- from subsidiaries	2 656	2 454
- from associates	0	15
Cost of purchase of goods and services	**9 546**	**7 994**

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Trade receivables	**3 714**	**2 835**	**3 880**
- from the companies of the Accor Group	545	403	418
- from subsidiaries	3 091	2 380	3 421
- from associates	78	52	41
Other receivables	**61 557**	**31 090**	**47 813**
- from subsidiaries	61 436	30 848	47 571
- from associates	121	242	242
Receivables from the tax group	**993**	**776**	**1 291**
- from subsidiaries	993	776	1 291
Total receivables	**66 264**	**34 701**	**52 984**
Trade payables	**5 458**	**5 296**	**4 665**
- to the companies of the Accor Group	4 238	3 301	3 573
- to subsidiaries	1 220	1 995	1 092
Other liabilities	**142 823**	**142 804**	**130 652**
- to subsidiaries	142 823	142 804	130 652
Payables to the tax group	**3 849**	**1 170**	**131**
- to subsidiaries	3 849	1 170	131
Total liabilities	**152 130**	**149 270**	**135 448**

Loans to related parties and dividends due from related parties are recognized in other receivables.

Other liabilities include liabilities under short-term loans taken from Hekon -Hotele Ekonomiczne S.A. in March 2006 and October 2006. Detailed information on this issue is presented in note 25 and 27 to these financial statements.

No provision for impairment of the presented receivables was created in the period under analysis.

33.5 LOANS TO RELATED PARTIES

	As at June 30, 2007	As at Dec. 31, 2006	As at June 30, 2006
Opening balance	**30 848**	**32 685**	**32 685**
Loan granted	0	18 400	14 000
Interest accrued	726	1 914	948
Interest repaid	(722)	(1 951)	(929)
Loan repaid	(2 400)	(20 200)	0
Closing balance	**28 452**	**30 848**	**46 704**

(all amounts are quoted in PLN thousands, unless otherwise stated)

In the first half of 2007, the amount represents loans granted by Orbis S.A. to Orbis Transport Sp. z o.o.

Debtor	Contractual value, in PLN thous.	Interest to be repaid as at June 30, 2007	Interest rate	Repayment date	Loan description
Orbis Transport Sp. z o.o.	20 000	166	WIBOR 3M+margin	May 3, 2008	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	8 200	86	WIBOR 3M+margin	Apr. 15, 2008	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Total	**28 200**	**252**			

34. EVENTS AFTER THE BALANCE SHEET DATE

1. Implementing the approved updated development and modernization strategy of the Orbis Hotel Group for years 2007-2011 (refer to the current report no 14/2007), the Management Board of Orbis S.A. made a decision to carry out liquidation of the Arkona Hotel in Szczecin, Petropol Hotel in Płock, Kosmos Hotel in Toruń and Vera Hotel in Warsaw preceded by closing down these hotels on November 30, 2007. The three hotels will be demolished and replaced with new hotels.
   Moreover, implementing the above-mentioned Strategy and executing the second phase of a comprehensive hotel reconstruction program, the Management Board of Orbis S.A. made a decision to liquidate the Hotel Grand Branch in Warsaw, due to economic and technical reasons. The hotel will be closed down on August 31, 2007.
2. As at August 21, 2007 Orbis S.A. granted a loan to its subsidiary Orbis Transport Sp. z o.o. that amounted to PLN 10 million to finance the leasing activity.
3. As at September 12, 2007 the Supervisory Board of Orbis S.A. appointed Mr. Marcin Szewczykowski to the Management Board of Orbis S.A. responsible for finances of the Company (refer to the current report no 24/2007).
4. As at September 21, 2007 Orbis S.A. signed appendices to loan agreements with its subsidiary Hekon-Hotele Ekonomiczne S.A. By virtue of these documents repayment of loans by Orbis S.A. in total amount PLN 129 617 thousand has been prolonged by 12 months.

35. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

Change in provisions presented in the cash flow statement is equal to the balance-sheet change in the balance.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	1st half of 2007	1st half of 2006
Balance sheet change in receivables and prepayments	**(47 148)**	**(57 144)**
due and unpaid dividend	32 985	867
loan offsetting	0	(7)
capial increase in a subsidiary	(13 839)	0
change in prepaid assets under construction	1 669	17 700
other	(125)	120
Change in the cash flow statement	**(26 458)**	**(38 464)**
Balance sheet change in liabilities	**15 195**	**17 695**
capital commitments	11 423	(6 004)
dividend to be paid out from profits	(15 667)	(15 667)
other	0	92
Change in the cash flow statement	**10 951**	**(3 884)**
Other adjustments	**(1 896)**	**1**
commission on bank borrowings - settlement	137	281
revaluation of non-current assets	(473)	0
other	(1 560)	(280)
Total	**(1 896)**	**1**

36. SEASONAL SALES

Annual sales of the Company are of seasonal nature. The prevailing part of sales is generated in the third quarter of the year, followed by the second best in terms of revenue – the second quarter.

37. OTHER INFORMATION

No tax controls were performed in the Company in the current year.

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In the opinion of the Management Board, there are no circumstances that would indicate existence of significant liabilities in this respect.

Capital Group Orbis

Independent registered auditor's report on the review of the interim consolidated financial statements as at June 30, 2007

Orbis

Independent registered auditor's report from the review of the consolidated interim financial statements for the period from 1 January 2007 to 30 June 2007

To the Shareholders and the Supervisory Board of Orbis S.A.

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. Certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have reviewed the attached consolidated interim financial statements of the Orbis S.A. Group (hereinafter called the Group), prepared by the Management Board of Orbis S.A. (hereinafter called the Parent Company), Warsaw, ul. Bracka 16, which comprise:

(a) the consolidated balance sheet as at 30 June 2007, showing total assets and total equity and liabilities of PLN 2,331,361 thousand;

(b) the consolidated income statement for the period from 1 January to 30 June 2007, showing a net profit of PLN 25,271 thousand;

(c) the statement of changes in consolidated equity for the period from 1 January to 30 June 2007, showing an increase in equity of PLN 9,557 thousand;

(d) the consolidated cash flow statement for the period from 1 January to 30 June 2007, showing a net decrease in cash and cash equivalents of PLN 8,280 thousand;

(e) additional information on the accounting policies adopted and other explanatory notes.

The Parent Company's Management Board is responsible for preparing the consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the European Union applicable to interim financial reporting (IAS 34). Our responsibility was to present a report on these consolidated interim financial statements based on our review.

We have performed our review in accordance with the auditing standards issued by the National Board of Registered Auditors, applicable in the Republic of Poland. Under these standards, we are obliged to plan and perform our review to obtain reasonable assurance that the consolidated interim financial statements are free of material irregularities. We have performed our review on the basis of an analysis of the above-mentioned consolidated interim financial statements, a review of the consolidation documentation and information obtained from the Parent Company's Management Board and the employees of the Group.

The scope of our work was considerably less than the scope of an audit of the consolidated financial statements, because our review was not aimed at expressing an opinion on the truth and fairness of the consolidated interim financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, No. 76, item 694 with subsequent amendments).

As set out in note 1.2., on the transition to International Financial Reporting Standards (1 January 2004) Management considered different interpretations of IAS 17 and Management concluded that the rights of perpetual usufructs of land received during the Group's privatisation in 1990 as part of the hotel properties should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 30 June 2007, the value of these rights amounted to PLN 386 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as ownership does not pass to the Group after the lease agreements expire. Had these rights to the perpetual usufruct of land not been recognised in the balance sheet, the consolidated profit, net of deferred tax, for the periods from 1 January to 30 June 2007 and from 1 January to 30 June 2006 would have been higher by PLN 2 million. Moreover, the Group recognized the rights to perpetual usufructs of land acquired for consideration with a value of PLN 51 million as property, plant and equipment. In our opinion, these rights should be classified as operating leases in accordance with IAS 17 and the value of consideration paid should be presented as long-term prepayments and amortized over the lease term.

In 2002 the Group sold hotels with a net book value of PLN 99 million to a financial institution, recognising a profit on the transaction of approximately PLN 30 million. These hotels were then leased back from the legal owner based on agreements, which the Group classified as operating leases. Management took this decision after performing a number of tests, as set out in IAS 17. In our opinion these agreements meet the definition of a finance lease, therefore the hotels, together with the liability to the lessor, should be presented in the consolidated balance sheet. In addition, the profit on sale of the hotels should have been deferred and amortised over the lease term. Consequently, the value of fixed assets, goodwill, liabilities, deferred income and deferred tax asset have been understated. This however does not significantly affect the consolidated results for the period from 1 January to 30 June 2007.

Except for the issues described above, our review has not revealed the need to make any other significant changes to the attached consolidated interim financial statements to give a true and fair view of the Group's financial position as at 30 June 2007 and of the results of its operations for the period from 1 January to 30 June 2007 in accordance with IAS 34.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki Board Member Registered Auditor No. 1750/287	PricewaterhouseCoopers Sp. z o.o. Registered Audit Company No. 144

Warsaw, 28 September 2007

TRANSLATION ONLY

Capital Group Orbis

Independent registered auditor's report on the review of the condensed interim financial statements as at June 30, 2007

Orbis

Independent registered auditor's report from the review of the condensed interim financial statements for the period from 1 January 2007 to 30 June 2007

To the Shareholders and the Supervisory Board of Orbis S.A.

TRANSLATORS' EXPLANATORY NOTE
The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. Certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have reviewed the attached interim condensed financial statements of Orbis S.A. (hereinafter called the Company), Warsaw, ul. Bracka 16, which comprise:

(a) the balance sheet as at 30 June 2007, showing total assets and total equity and liabilities of PLN 2,223,482 thousand;

(b) the income statement for the period from 1 January to 30 June 2007, showing a net profit of PLN 40,288 thousand;

(c) the statement of changes in equity for the period from 1 January to 30 June 2007, showing a decrease in equity of PLN 24,621 thousand;

(d) the cash flow statement for the period from 1 January to 30 June 2007, showing a net decrease in cash and cash equivalents of PLN 28,878 thousand;

(e) additional information on the accounting policies adopted and other explanatory notes.

The Company's Management Board is responsible for preparing the condensed interim financial statements in accordance with International Financial Reporting Standards as adopted by the European Union applicable to interim financial reporting (IAS 34). Our responsibility was to present a report on these condensed interim financial statements based on our review.

We have performed our review in accordance with the auditing standards issued by the National Board of Registered Auditors, applicable in the Republic of Poland. Under these standards, we are obliged to plan and perform our review to obtain reasonable assurance that the condensed interim financial statements are free of material irregularities. We have performed our review on the basis of an analysis of the above-mentioned condensed interim financial statements, a review of the books of account and information obtained from the Company's Management Board and its employees.

The scope of our work was considerably less than the scope of an audit of the financial statements, because our review was not aimed at expressing an opinion on the truth and fairness of the condensed interim financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, No. 76, item 694 with subsequent amendments).

As set out in note 1.2., on the transition to International Financial Reporting Standards (1 January 2004) Management considered different interpretations of IAS 17 and Management concluded that the rights of perpetual usufructs of land received during the Company's privatisation in 1990 as part of the hotel properties should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 30 June 2007, the value of these rights amounted to PLN 385 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as ownership does not pass to the Company after the lease agreements expire. Had these rights to the perpetual usufruct of land not been recognised in the balance sheet, the profit, net of deferred tax, for the periods from 1 January to 30 June 2007 and from 1 January to 30 June 2006 would have been higher by PLN 2 million. Moreover, the Company recognized the rights to the perpetual usufructs of land acquired for consideration with a value of PLN 16 million as property, plant and equipment. In our opinion, these rights should be classified as operating leases in accordance with IAS 17 and the value of consideration paid should be presented as long-term prepayments and amortized over the lease term.

Except for the issues described above, our review has not revealed the need to make any other significant changes to the attached condensed interim financial statements to ensure their compliance with IAS 34.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki
Board Member
Registered Auditor
No. 1750/287

PricewaterhouseCoopers Sp. z o.o.
Registered Audit
Company
No. 144

Warsaw, 28 September 2007

Capital Group Orbis

Management Board's Report on the Activities of the Orbis Group as at June 30, 2007

Orbis

Orbis

Directors' Report on the Operations of the Orbis Group for the 1st half of 2007

September 28, 2007

TABLE OF CONTENTS

1. COMPANIES FORMING THE ORBIS GROUP

1.1 Companies forming the Group

The Company Orbis S.A. with its registered address in Warsaw, at Bracka 16 street, 00-028 Warsaw, registered at the District Court for the Capital City of Warsaw, XII Commercial Division of the National Court Register (KRS) Register of Business Operators under number 0000022622. In accordance with Polish Classification of Businesses /PKD/ the Company's operations are classified in Section H item 5510Z. Orbis S.A. leads the Orbis Group consisting of hotel, tourism, transport and games of chance industry companies.

As at June 30, 2007, the Orbis Group comprised the following commercial law companies:

Table 1 Companies forming the Orbis Group

Name, legal status and corporate seat of the company	Share capital, in PLN	% share of the parent company in share capital	% share of the parent company in the no. of voting rights at the GM	Business operations
Dominant entity				
Orbis SA Warsaw	517 754 468	-	-	Hotel services, food&beverage services
Direct subsidiaries				
PBP „Orbis" Sp. z o.o. [1] Warsaw	16 453 900	95.08	95.08	Travel agent – retail and touroperator's services
Orbis Transport Sp. z o.o. [2] Warsaw	28 507 600	98.88	98.88	Passenger transport, rent and lease of vehicles
WT WILKASY Sp. z o.o. Wilkasy	1 650 000	100	100	Hotel services, food&beverage services, recreation
Hekon-Hotele Ekonomiczne S.A. Warsaw	300 000 000	100	100	Hotel services, food&beverage services
Orbis Kontrakty Sp. z o.o. Warsaw	100 000	80	80	Organization of purchases for hotels managed by shareholders
Indirect subsidiaries[3]				
Orbis Kontrakty Sp. z o.o. Warsaw	100 000	20	20	Organization of purchases for hotels managed by shareholders
UAB Hekon Wilno	9 382 750	100	100	Hotel services, food&beverage services
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	7 951 500	99.05	99.05	Transport
PKS Gdańsk Sp. z o.o. Gdańsk	14 084 500	99.05	99.05	Transport
AutoOrbisBus Sarl Paris	34 954	99.05	99.05	Promotion and communications
Inter Bus Sp. z o.o. Warsaw	51 000	99.05	99.05	Coach transport
Capital Parking Sp. z o.o. Warsaw	500 000	67.35	67.35	Rental of parking lots, cars
Orbis Transport Sp. z o.o. Warsaw	28 507 600	0.17	0.17	Passenger transport, lease and rent of cars
Orbis Polish Travel Bureau New York	255 000	83.67	83.67	Travel agent
Direct associates				
Orbis Casino Sp. z o.o. Warsaw	4 800 000	33.33	33.33	Casinos and game parlors
PH Majewicz Sp. z o.o. Bydgoszcz	2 202 500	49	49	Hotel services and food&beverage services

[1] Following the redemption of 1,219 shares from net profit without a decrease in the share capital in 2001, the registered share capital amounts to PLN 16,453,900 and is divided into 163,320 shares with the value of PLN 100 each.
[2] Following the redemption of 3,510 shares from net profit without a decrease in the share capital in 2002, the registered share capital amounts to PLN 14,429,300 and is divided into 140,783 shares with the value of PLN 100 each.
[3] % share in an indirect subsidiary is calculated taking into account % of shares of a direct subsidiary held by Orbis S.A.

The investment portfolio of Orbis S.A. comprises investments of **strategic and commercial** nature.

The strategic portfolio consists of shares and interests in the following companies:

a) **Hekon-Hotele Ekonomiczne S.A.** – the company managing hotels that operates under three Accor brands: eight two-star Ibises, two Novotels and three Etaps. In addition the company manages Ibis Stare Miasto Hotel in Warsaw and through its subsidiary it operates Hotel Vilnius in Lithuania. The financial standing of the company is stable. Hotels report a growth in sales in the setting of high operating efficiency.

b) **Polskie Biuro Podróży Orbis Sp. z o.o.** and **ORBIS Transport Sp. z o.o.** – daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. A complementary nature of business activities carried out by both these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on arms' length on the operational level. Each of the daughter companies has a steady market position which is mirrored in stable financial results.

c) **Orbis Kontrakty Sp. z o.o.** – the company founded on January 24, 2005 (registered on February 14, 2005) together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organization of purchases for hotels managed by shareholders. The company's operations, commenced in April 2005, are aimed at streamlining operating expenses of each shareholder and, therefore, the effects of hotels managed by them.

The commercial portfolio consists of shares and interests in the following companies;

a) **Orbis Casino Sp. z o.o.** - a company founded in 1989 and at present running 10 casinos and 5 game parlors, including 8 casinos and 4 game parlous located on the premises leased in Orbis S.A. hotels. Orbis Casino is a leading edge company on the market of gambling, mutual bets and slot machines, next to ZPR S.A. and Casinos Poland. The financial standing of the company is stable.

b) **Przedsiębiorstwo Hotelowe MAJEWICZ Sp. z o.o.** - a hotel company established for a limited period of time, until December 31, 2007, as a result of a composition agreement executed by Orbis S.A. in 1993 with the heirs of the owners of the Pod Orłem hotel in Bydgoszcz. Orbis S.A. executed the contract for the management of this hotel for the same period of time, the contract was further replaced, as from January 2001, by a franchising agreement for a corresponding term. In accordance with a decision of the Management Board of Orbis S.A. of June 17, 2007 a sale agreement was concluded governing disposal of 49% of shares of the company PH Majewicz. In August 2007 the Management Board agreed to sale 15% share of joint title to Pod Orłem hotel property held by Orbis S.A. Negotiations on sale agreement are underway. Orbis S.A. plans to exit from the company at the end of 2007.

c) **Wioska Turystyczna WILKASY Sp. z o. o.** (former PORT SILNOWA Sp. z o.o.) - a company running a leisure center. The company offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

In addition Orbis S.A. holds minority shares and interests obtained as a result of conversion of receivables. This category includes the following companies: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. under liquidation proceedings, Tarpan Sp. z o.o. under liquidation proceedings and Walewice Sp. z o.o. under liquidation proceedings.

Other companies of the Orbis Group hold small percentage shareholdings of numerous other companies not listed in Table 1. More information about the shareholdings are presented further in the Report.

The value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 490,180 thousand as at June 30, 2007 and grew by PLN 14,005 thousand in comparison with 2006 closing as a result of acquisition of shares of the Orbis Transport Group. A balance sheet value of the item amounts to PLN 484,122 thousand. The shares and interests held in the companies: BWE S.A., Polskie Hotele Sp. z o.o., Tarpan Sp. z o.o., Walewice Sp. z o.o. are fully written-down and their carrying amount equals zero as at June 30, 2007.

Chart 1. Illustration of the organizational structure of the Issuer's group and information about types of relationships in the Group.*



ORBIS Spółka Akcyjna
dominant entity
SUBSIDIARIES
AFFILIATES
UAB Hekon
100%
Hekon-Hotele Ekonomiczne S.A.
100%
20,00%
Orbis Kontrakty Sp. z o.o.
80,00%
Orbis Polish Travel Bureau
83,67%
PBP ORBIS Sp. z o.o.
95,08%
0,17%
Orbis Transport Sp. z o.o.
98,88%
PKS Tarnobrzeg Sp. z o.o.
99,05%
PKS Gdańsk Sp. z o.o.
99,05%
AutoOrbisBus Sarl
99,05%
Inter Bus Sp. z o.o.
99,05%
Capital Parking Sp. z o.o.
67,35%
WT Wilkasy Sp. z o.o.
100%
Orbis Casino Sp. z o.o.
33,33%
PH Majewicz Sp. z o.o.
49.00%

* % share in an indirect subsidiary is calculated taking into account % share of direct subsidiaries held by Orbis S.A.

1.2 Description of material consolidated companies forming the Orbis Group

The consolidated financial statements of the Orbis Group comprise:

- aggregate financial statements of all organizational units forming the Company Orbis S.A., keeping separate accounting books,
- financial statements of the PBP Orbis Group and financial statements of the ORBIS Transport Group, which have been fully consolidated,
- financial statements of Hekon-Hotele Ekonomiczne S.A. and UAB Hekon – a subsidiary of Hekon-Hotele Ekonomiczne S.A., which have been fully consolidated,
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been fully consolidated,
- an associate Orbis Casino Sp. z o.o. consolidated using the equity method.

1.2.1 Orbis S.A.

The joint-stock company **Orbis Spółka Akcyjna** with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/1990).

On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering ORBIS Spółka Akcyjna in the Commercial Register (RHB 25134).

On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Business Operators.

Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS).

The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on February 10, 2005 (Notary's Deed Rep. A No. 612/2005).

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and catering services and provision of ancillary services,
- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services,
- management of foreign hotels within the framework of management systems operated by the Company,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
- provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles,
- foreign trade operations, in particular in the areas related to the Company's core business,
- sale of domestic and foreign products and goods,
- provision of services and conducting business operations in the area of training, investment and information technology.

As at June 30, 2007, the structure of Orbis S.A. comprised 47 hotel branches operating hotels located in 28 towns, cities and resorts in Poland, with an aggregate operating capacity of 9,058 rooms. As compared to the corresponding period of past year, the number of rooms went down as a result of the sale of the Monopol hotel in Wrocław and liquidation of the Silesia hotel in Katowice.

Hotels that belong to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as Orbis Hotels and Holiday Inn. Moreover, Orbis S.A. manages two hotels under the management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław. Furthermore, the Company has executed a franchising agreement with the company PH Majewicz that runs the Pod Orłem hotel in Bydgoszcz.

The Company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first in Poland as well as Central and Eastern Europe.

Chart 1. Hotel room structure per brand


Orbis S.A.
4%
20%
40%
5%
31%
MERCURE
NOVOTEL
SOFITEL
ORBIS HOTELS
HOLIDAY INN

The companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. constitute the Hotel Group (holding the total number of 61 own hotels and 3 managed hotels: Mercure Fryderyk Chopin, Sofitel Wrocław and Ibis Stare Miasto). In addition to the above-mentioned brands the Group also operates under the brands Ibis and Etap.

Chart 3. Hotel room structure per brand


Grupa Hotelowa Orbis
3%
16%
34%
29%
3%
11%
4%
MERCURE
NOVOTEL
SOFITEL
IBIS
ETAP
ORBIS HOTELS
HOLIDAY INN

The list of Orbis S.A. shareholders, determined as at June 30, 2007 on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 2. Company's shareholders as at June 30, 2007

Shareholder	Share in the share capital
Accor S.A. (including a subsidiary of Accor S.A. – Societe d'Exploitation HOTEK POLSKA Sp. z o.o. – 4.99%)	40.57%
BZ WBK AIB Asset Management S.A. - customers under the management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	16.33%
ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny	5.89%
Commercial Union OFE BPH CU WBK	5.08%
Pioneer Pekao Investment Management S.A.(PPIM) – all customers (within the scope of portfolios managed by PPIM)	5.06%

As at the date of this Report, i.e., September 28, 2007, the shareholding structure has changed as follows:

Table 3. Company's shareholders as at September 28, 2007

Shareholder	Share in the share capital
Accor S.A. (including a subsidiary of Accor S.A. – Societe d'Exploitation HOTEK POLSKA Sp. z o.o. – 4.99%)	45.48%
BZ WBK AIB Asset Management S.A.- customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	16.33%
Commercial Union OFE BPH CU WBK	5.08%
Pioneer Pekao Investment Management S.A.(PPIM) – all customers (within the scope of portfolios managed by PPIM)	5.06%

In the period from January 1, 2007 to June 30, 2007, the Company's **managing and supervising bodies** were composed of the following persons:

Body	Position	Name and surname
Management Board	President	Jean-Philippe Savoye
	1st Vice-President	Krzysztof Andrzej Gerula
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Alain Billy (until June 30, 2007)
Supervisory Board	Chairman	Claude Moscheni
	Deputy Chairman	Erez Boniel
		Michael Flaxman
		Christophe Guillemot
		Sabina Czepielinda (to June 27, 2007)
		Paweł Dębowski (to January 24, 2007)
		Michael Harley (to June 27, 2007)
		Andrzej Przytuła (to June 27, 2007)
		Janusz Rożdżyński (to June 27, 2007)
		Denys Sappey (to June 27, 2007)
		Elżbieta Czakiert (from June 28, 2007)
		Artur Gabor (from June 28, 2007)
		Jacek Kseń (from June 28, 2007)
		Jarosław Szymański (from June 28, 2007)
		Andrzej Procajło (from June 28, 2007)
		Christian Karaoglanian (from June 28, 2007)

Orbis share price

In the period January – June 2007, the Company's share prices fluctuated between PLN 65.00 – 95.00. The spread between the highest and the lowest price equaled PLN 30.00, that is 46.2% of the lowest quotation. From the beginning of the analyzed period until February 22, 2007 the share price was on the rise reaching its maximal value on that day. It was corrected upward and downward thereafter with the strongest decline on May 18, 2007 when Orbis share price reached the local minimum of PLN 75.00. On the last day of the period under analysis, i.e. on June 29, 2007, the share price stood at PLN 83.50. The average daily trading volume in Orbis securities equaled 51,135 shares in the 1st half of 2007.

Chart 3. Orbis S.A. and WIG-20 index quotations during the period January–June 2007


Orbis S.A.
WIG-20
98,0
95,0
92,0
89,0
86,0
83,0
80,0
77,0
74,0
71,0
68,0
65,0
62,0
4 000
3 900
3 800
3 700
3 600
3 500
3 400
3 300
3 200
3 100
3 000
02.01.07 05.01.07 10.01.07 15.01.07 18.01.07 23.01.07 26.01.07 31.01.07 05.02.07 08.02.07 13.02.07 16.02.07 21.02.07 26.02.07 01.03.07 06.03.07 09.03.07 14.03.07 19.03.07 22.03.07 27.03.07 30.03.07 04.04.07 11.04.07 16.04.07 19.04.07 24.04.07 27.04.07 04.05.07 09.05.07 14.05.07 17.05.07 22.05.07 25.05.07 30.05.07 04.06.07 08.06.07 13.06.07 18.06.07 21.06.07 26.06.07 29.06.07

1.2.2 Hekon-Hotele Ekonomiczne S.A.

The company Hekon – Hotele Ekonomiczne S.A. was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the Capital City of Warsaw.

Hekon-Hotele Ekonomiczne S.A. is a company wholly owned by Orbis S.A.

The scope of the company's business operations covers:

- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

In the in the 1st half of 2007 the Company's **managing and supervising bodies** were composed of the following persons:

Body	Function	Name and surname
Management Board	President	Yannick Rouvrais
	Members	Alain Billy (until June 30, 2007)
Supervisory Board	Members	Jean-Philippe Savoye
		Krzysztof Gerula
		Marta Kuniszyk (secretary)

Hekon Hotele Ekonomiczne operates 13 hotels offering in aggregate 1,889 rooms. Hotels operate under the Etap (3), Ibis (8) and Novotel (2) brands. Additionally, since August 1, 2005 the company has managed the Ibis Stare Miasto hotel in Warsaw under the management contract. Ibis hotels managed by the company hold the largest share in the segment of networked economy hotels in Poland.

The company Hekon – Hotele Ekonomiczne S.A. is a parent company of a single-shareholder company established under the laws of Lithuania in October 2003 under the name of UAB Hekon for the purposes of leasing, equipping and operating a Novotel-branded hotel in Vilnius. The company is described in point 1.2.3.

1.2.3 UAB Hekon S.A.

UAB Hekon – a single-shareholder company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A., registered on January 13, 2003 under the number UĮ 03-12. The company was established to operate Novotel Vilnius in Vilnius, a hotel opened on April 1, 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group located abroad.

No Management Board or Supervisory Board has been appointed in the company. Since November 2003, the function of the **managing director** has been performed by Mr. Yannick Rouvrais.

UAB Hekon does not hold any shares or interests in other companies.

1.2.4 Orbis Kontrakty Sp. z o.o.

Orbis Kontrakty Sp. z o. o. was founded on January 24, 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The Company was entered in the Register of Business Operators on February 14, 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Register [KRS].
On June 30, 2007, the Company's shareholders were as follows:

Table 4 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	80.0%
Hekon-Hotele Ekonomiczne S.A.	20.0%

Core business operations of the Company comprise organization of purchases for hotels managed by each of the shareholders.
The Company did not appoint the Supervisory Board.

In the 1st half of 2007, the **company's managing body** were composed of the following persons:

Body	Function	Name and surname
Management Board	President	Yanick Rouvrais
	Member	Krzysztof Gerula
	Member	Alain Billy (until June 30, 2007)

1.2.5 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on December 7, 1993 by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, No. RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000046253.

As at June 30, 2007, its shareholders included:

Table 5 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	95.080%
Biuro Podróży „Zbigniew"	0.009%
448 natural persons	4.911%

The **scope of the company's business operations** includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings and conferences,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- sale and purchase of foreign currencies,
- retail trade.

In the 1st half of 2007, the **Company's managing and supervisory bodies** were composed of the following persons:

Body	Function	Name and surname
Management Board	President	Grzegorz Prądzyński (until January 31, 2007)
	President	Małgorzata Elżbieta Miazek (from April 1, 2007)
	Vice President	Jerzy Sułowski
	Member	Piotr Gliński (until June 25, 2007)
Supervisory Board	Chairman	Krzysztof Gerula
	Deputy Chairman	Stefan Potocki
	Member	Paulina Mazurkiewicz-Kurek
	Member	Justyna Burzyńska-Pasierbska

As at June 30, 2007 the organizational structure of the Company included 22 units that prepare their own balance sheets, including the Head Office, Foreign Tourism Office, and 20 Regional Branches.

As at June 30, 2007, the Company held shares in the following domestic and foreign companies:

Table 6 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status versus PBP Orbis	Business operations
Orbis Polish Travel Bureau Inc. Nowy Jork	88%	Subsidiary	Travel agent
Dom Polski S.A. Ostrawa	1%		Hotel and food&beverage services
First Travel GmbH (in liquidation) Düsseldorf	1%		Travel agent
Orbis Transport Sp. z o.o. Warszawa	0.181%		Transport
Tarnowska Agencja Rozwoju Regionalnego Tarnów	0.08%		Publishing house

1.2.6 Orbis Transport Sp. z o.o.

Orbis Transport was founded on July 1st, 1993 by PBP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered in section B, No. RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the Capital City of Warsaw, XX Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000037337

As at June 30, 2007, the shareholders of Orbis Transport Sp. z o.o. included:

Table 7 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	98.888%
Chrobot Reisen Zurych	0.185%
PBP Orbis Sp. z o.o.	0.181%
183 natural persons	0.746%

The **scope of business operations of the company** includes:

- domestic and foreign transportation services,
- rental and lease of cars,
- trading activities – including: resale of cars and spare parts,
- export and import of goods and services,
- agency in the provision of tourist, hotel and transportation services,
- passenger transport - bus transport on regular routes,
- servicing motor vehicles, parking services,
- agency and representation services,
- tourist services,

In the 1st half of 2007, the **company's managing and supervisory bodies** were composed of the following persons:

Body	Function	Name and surname
Management Board	President	Jan Sidorowicz
	Vice President	Jerzy Majewski
Supervisory Board	Chairman	Andrzej Szuldrzyński
		Paulina Mazurkiewicz-Kurek
		Stefan Potocki
		Magdalena Wrona

The organizational structure of the company comprises three departments: coach transport, long-term and short-term car renal, served by the Head Office and 22 Car Rental Points in Warsaw, Gdańsk, Katowice, Cracow, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin, Wrocław and Bydgoszcz.

As at the end of the reporting period, the company held shares in the following business units:

Table 8 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status versus Orbis Transport	Business operations
AutoORBISbus France Sarl Paryż	100%	Subsidiary	Sale of coach tickets
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100%	Subsidiary	Bus transport
PKS Gdańsk Sp. z o.o. Gdańsk	100%	Subsidiary	Bus transport
Inter Bus Sp. z o.o. Warszawa	100%	Subsidiary	Sale of coach tickets
Capital Parking Sp. z o.o. Warszawa	68%	Subsidiary	Parking services

1.2.7 Orbis Casino Sp. z o.o.

Orbis Casino Sp. z o.o. was founded on April 28, 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On October 22, 2002, the company was entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

As at June 30, 2007, the Company's shareholders include:

Table 9 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The scope of business operations of the company includes predominantly:

- running activities connected with games of chance and mutual bets,
- food & beverage services,
- running currency exchange offices.

In the 1st half of 2007, the **company's managing and supervisory bodies** were composed of the following persons:

Body	Function	Name and surname
Management Board	President	Wojciech Szwedkowicz
	Members	Zofia Maruszyńska
		Jacek Sabo
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Andrzej Szułdrzyński
		Zbigniew Benbenek
		Aleksandra Kołodziejczyk
		Wiesław Król
		Krzysztof Dąbrowski

In the reporting period, the company operated 10 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in each: Sopot, Szczecin, Katowice, Cracow, Gdańsk and Poznań), one in Łódź Business Center and one in the City Hotel in Bydgoszcz, as well as 5 slot machine parlors (4 located in Orbis S.A. hotels and one in a different establishment).

As at June 30, 2007, the Company held shares in two other companies:

Table 10 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Business operations
Bingo Centrum Sp. z o.o. Katowice	33.29%	Activities connected with games of chance, mutual bets
Bookmacher Sp. z o.o. Poznań	22.22%	Activities connected with games of chance, mutual bets

1.3 Changes in the Group's structure

The changes that occurred in the ownership structure of the Orbis Group in the reporting period consisted of increase of capital of the following companies:

- ORBIS Transport Sp. z o.o. – registration of the Company's share capital increased up to PLN 28,507,600.00 in the National Court Register [KRS] on May 9, 2007 as a result of the increase share of the company's share capital increased to PLN 27,843,900.00 and amounted to 98.88%
- PKS Gdańsk Sp. z o.o. – registration of the Company's share capital increased up to PLN 14,470,000 in the National Court Register [KRS] on April 27, 2007 (taking up of 771 new shares at PLN 500 each – amounting to PLN 385.5 thousand – by the current shareholder ORBIS Transport Sp. z o.o.).

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

2.1 External factors

2.1.1 Macroeconomic factors

Economic growth. In the 1st half of 2007, a high rate of economic growth was observed. The rate of economic growth during the 1st quarter of 2007 exceeded the growth rate in the 2nd quarter of 2007. In the 1st quarter of 2007 the gross domestic product was by 7.4 % higher in real terms as compared to the corresponding period of the preceding year. In the 2nd quarter of 2007 GDP growth amounted to 6.0% and in the 1st half of 2007 it amounted to 6.5%.

Trade. In the 1st half of 2007, exports measured in current prices increased by 11.3 % and stood at PLN 182,581.8 million, while imports grew by 13.7% and stood at PLN 210,480.6 million. The negative balance was at the level of PLN 27,898.8 million (in 2006: minus PLN 21,051.8 million). Exports in EUR totaled EUR 47,477.8 million, imports EUR 54,733.2, while the negative balance EUR 7,255.4 as compared to EUR minus 5,432.4 million in January – June 2006. Positive balance was reported in trade with EU Member States amounting to PLN 9,078.7 million, while a negative balance of PLN minus 1,338.8 million with the countries from Central and Eastern Europe.

Labor market. At the end of June 2007, the unemployment rate stood at 12.4%, i.e., by 0.6 p.p. less than in May 2007 and by 3.5 p.p. less than in the corresponding period of 2006. In June 2007 the number of registered unemployed totaled 1,895.1 thousand persons, i.e. by 4.5% less than in May 2007.

Average annual price growth. In January – June 2007, the average annual growth in consumer prices stood at 2.2% in comparison with 1% during the corresponding period of 2007. The most considerable impact on the consumer price index was exerted by the growth in prices of goods and services related to transport, foodstuffs, non-alcoholic beverages and dwellings.

2.1.2 Market trends

In accordance with forecasts published by the Institute of Tourism the total number of foreigners' arrivals will grow from 15.7 million in 2007 to over 20 million in 2012 and 2013 accounting for an annual average growth of foreigner's arrivals in Poland of 4% in 2007 – 2013. It is expected that a number of arrivals from non-bordering EU-15 countries, North America and other overseas countries will grow significantly (8-9% annually). Slower growth of the number of arrivals from Germany and East European countries bordering with Poland is expected.

Chart 4. Market share of hotels of the Orbis Hotel Group in the 1st quarter of 2007 and the 2nd quarter of 2007*



60%
40%
20%
0%
43,5% 42,5%
29,8% 29,4%
40,1% 40,1%
42,7% 42,4%
54,7% 54,7%
41,9% 41,3%
47,3% 47,2%
11,5% 11,5%
Warszawa
Kraków
Katowice
Trójmiasto
Poznań
Wrocław
Szczecin
Wilno
I - III 2007 I - VI 2007

** Total of hotels of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon, including hotels operated under the management contract.*

Warsaw market. The share of the Orbis Group's hotels in the Warsaw Market stood at 42.4% as at the end of the 1st half of 2007. On March 20, 2007 a 5-star Hilton hotel (314 rooms) in Warsaw at ul. Wronia and Grzybowska was opened. In addition a 4-star Holiday Inn hotel (150 rooms) was opened in Józefów near Warsaw on June 15, 2007 which, however, does not constitute the 1st degree competition for the Group's hotels.

Cracow Market. Three new competitive hotels were opened in the Cracow Market during the 2nd quarter of 2007: 3-start Major hotel (45 rooms) on May 1, 2007, 3-star Ascot hotel (49 rooms) on May 15, 2007, and 4-star Andel's hotel (159 rooms) on June 1, 2007. The share of the Group's hotels as at the end of the 1st half of 2007 stood at 29.4%. Opening of two hotels is planned in 2007: 4-star Olsza hotel (208 rooms) and 4-star Lider hotel (150 rooms). Opening of two 4-star hotels is planned in 2008: Hilton Garden Inn hotel (180 rooms) and Best Western Premium hotel (169 rooms).

Katowice market. No new competitive hotels were opened in the Katowice Market (including Sosnowiec and Zabrze) during the 1st half of 2007. The share of the Orbis Group's hotels as at the end of the 1st half of 2007 did not change and stood at 40.1%. Construction of 3-star System hotel (200 rooms) at ul. Górnośląska in Katowice is underway. Opening of the hotel is planned for 2008.

Tri-City market. The share of the Orbis Group's hotels at the end of the 1st half of 2007 stood at 42.4%. A small decline of the market share was caused by the Villa Aqua hotel (53 rooms) which achieved its full operating capacity. The hotel was opened in March 2007. Opening of four hotels is planned by the end of 2007: Radisson SAS hotel at ul. Długi Targ in Gdańsk (135 rooms.), a hotel near Hala Oliwia in Gdańsk (approximately 35 rooms), a hotel near Filharmonia Bałtycka in Gdańsk (33 rooms), Oliwski hotel (54 rooms) and development of a hotel-conference-recreation center in Łęgów near Gdańsk (210 rooms). Opening of 5-star Sheraton hotel (189 rooms) in Sopot is planned for 2008.

Poznań market. No new competitive hotels were opened in the Poznań Market in the 1st half of 2007. The Orbis Group's hotel share did not change and stood at 54.7%. Opening of hotels is planned by the end of 2007: 4-star Andersia Tower IBB Hotels hotel (171 rooms) and 5-star Stary Browar boutique hotel owned by the company Fortis (20 suites). Construction of two 4-star hotels is planned for 2008: Hilton Garden Inn hotel (92 rooms) and NH Hotels (92 rooms) – based on the former Wielkopolska hotel.

Wrocław market. The share of the Orbis Group's hotels in the Wrocław Market at the end of the 1st half of 2007 stood at 41.3%. Small decline of the market share was attributed to the fact that System hotel (107 rooms) opened in February 2007 reached its full operating capacity. Opening of 4-star hotel at ul. Krawiecka (210 rooms) and development of Best Western hotel adding some new rooms and conference rooms is planned for 2008.

Szczecin market. A new 2-star Fokus hotel (120 rooms) was opened on May 7, 2007. The Orbis Group's hotel share in the Szczecin Market at the end of the 1st half of 2007 stood at 47.2%. It is not known when a new hotel at Wały Chrobrego will be opened. The opening has been planned for a long time.

Vilnius in Lithuania. The market share contributed by the Novotel in Vilnius has not changed as compared to the preceding quarter and equals 11.5%. The date of opening of the Kempiński hotel (107 rooms) has been postponed until spring 2008.

Travel agents' market. In the 1st half of 2007, the following chief trends were observed in tourist industry that impact the result generated by the PBP Group:

- growth of Internet distribution in the retail sector,
- further development of *Travel Management* technology and customer service methodology
- two large TMCs (*Travel Management Companies)* entered the Polish market: HRG (through activation of the current licensee) and BCD (through development of a license cooperation with a Polish company Air Club),
- development of budget air-lines and decrease of ticket prices,

In addition it was observed that the tourism market (an in particular outgoing tourism) is under a strong dumping pressure. Unfair price competition resulting in frequent bankruptcies of companies has an impact on low profitability of the tourism sector.

Road services, passenger transport and vehicle rental markets The company's activities concentrate on a number of segments of widely understood transport services, i.e. international and domestic coach transport, short-term car rental and car leases with full scope of services and fleet management (the so-called CFM service). Each of the segments is characterized by distinctive features presented below.

Passenger transport: within this segment, the company provides domestic and international passenger transport services. Orbis Transport Sp. z o.o. ranks among Poland's top carriers providing international passenger transport services.

- International coach transport services

The estimated share in the transport market is at the level of 16%. The strongest competitors include Eurolines (an association of 12 carriers) and Eurobus (an association of 11 carriers), Sindbad, Agat and Polonia Transport.

The market has a low entry threshold, which has consequently brought about excessive supply of services. Passengers are also shifting from use of buses to the services of cheap air carriers. Competition in the transport segment involves predominantly solicitation of agents to sell tickets by way of offering increasingly higher commissions resulting in a declining profitability.

- Local coach transport services.

The company participates in the process of privatization of state-owned bus transport enterprises and commenced – as a part of the adopted strategy – to develop transport services on local market; the potential of two transport subsidiaries is complementary with respect to international lines. Adding local transport services to the offer will allow for further expansion on the transport market and diversification of risks related to international transport services.

In coach transport, all calculations and plans are benchmarked against the ratio between the price of 1 liter of fuel oil and the price derived from 1 "car-kilometer". In 2005, fuel prices went up significantly which is reflected in profitability of coach transport in 2006. The prevailing, relatively high prices of fuel will inhibit efficiency of this line of business. Fuel prices continue to follow an upwards trend, which disadvantageously impacts market margins.

Lack of bus drivers is a relatively new issue. It was caused by an economic emigration of this professional group. There is a deficit of bus drivers in both segments of international and local coach transport. Deficit of drivers results in a high compensation pressure.

Car Fleet Management (CFM). Orbis Transport is engaged in a long-term rental activities in cooperation with the company Hertz International. The estimated market share amounts to approximately 4%; the company is rated among top ten CFM companies in Poland (there are approximately 30 large companies on the market). The top ten companies manage approximately 75% of the market estimated at approximately 60 thousand vehicles. The complex operations include financing of vehicles purchased for customers and fleet management. It is a developing market segment with a strong and increasing competition, including price competition resulting in slowly declining margins.

Short-term rental (Rent a Car). Orbis Transport is also engaged in a short-term vehicle rental business under the Franchising Agreement with the company Hertz; it is a market leader in the Rent a Car business in Poland. The short-term vehicle rental market in Poland is stable. There were no significant changes in the market in the 1st half of 2007. In accordance with the latest estimates Orbis Transport sp. Z o.o. maintains a 30% market share. The biggest competitors are AVIS (approximately 30%) and Europcar (approximately 15%).

It is expected that the Rent a Car market in Poland will grow by approximately 5% in the next few years, primarily in the business sector, as a result of growing foreign investments in Poland and as a consequence of Poland's EU accession. The market will also grow as a result of further development of cheap carriers which provide potential customers for Rent a Car companies in the tourism sector.

Games market. The amount taxable by the tax on games is used to measure a share of the casino and games parlors market. The share of Orbis Casino on the casinos market, estimated in accordance with the above definition, amounts to 15.0% and to 25.0% on the games parlors market.

2.1.3 Legal environment

The following laws affecting operations of the Orbis Group were published in the 1st half of 2007:

- the law of February 16, 2007 on protection of competition and consumers (the Official Journal no. 50, item 331) which sets conditions for development and protection of competition and rules governing protection of interests of entrepreneurs and consumers implemented in the public interests, and governs terms and conditions of reverting practices limiting competition and practices violating common interests of consumers and concentrations of entrepreneurs and their associations designed to limit competition if these practices and concentrations have or may have negative consequences in Poland,
- the law of April 13, 2007 on state labor inspection (the Official Journal no. 89, item 589),
- the 2007 budget law of January 25, 2007 (the Official Journal no. 15, item 90), including, in particular. Art. 14, 26, 33, 37, 38.

In addition, two regulations of the Minister of Finance of June 20, 2007 on authorization to issue tax law interpretations and on a form of application for a tax law interpretation and a method of payment for the application were published in the Official Journal no. 112, items 770 and 771.

In addition, amendments of a number of laws and regulations were published in the 1st half of 2007 which had an impact on business operations of entrepreneurs including, but not limited to, regulation of the Minister of Finance of January 29, 2007 on amendment of the regulation on setting types of returns filed using electronic means of communication (The Official Journal no. 16 item 91), the law of January 26, 2007 on amendment of the law on foreign currency exchange and other laws (The Official Journal no. 61 item 410), the law of June 15, 2007 on amendment of the law on professional and social rehabilitation and employment of disabled persons, and amendment of some other laws (The Official Journal no. 115 item 791), the law of June 15, 2007 on amendment of the law on social insurance system and some other laws (The Official Journal no. 115 item 792) and an amendment of the law of October 18, 2006 on disclosure of information about documents of state security services from 1944 – 1990 and contents of the documents (unified text, the Official Journal of 2007, no. 63 item 425 am.), some articles of which became null and void as a result of a ruling of the Constitutional Tribunal of May 11, 2007 (the Official Journal no. 85 item 571).

The legal environment of leasing business and short-term Rent a Car business has stabilized following a period of significant changes of tax laws in 2005 – 2006. Therefore the Orbis Group was able to develop more precise rules and strengthen cooperation with its contractors. It ought to be noted that there are still frequent legal changes concerning international coach transport including, in particular provisions of the law on working time of drivers. It results in frequent changes of time schedules.

With regard to business operations of Casino Orbis Sp. z o.o., ministerial level consultations are underway concerning a draft amendment of the law on gambling and mutual bets introducing, among other changes, surcharges to transactions executed in casinos and game parlors.

2.2 Internal Factors

2.2.1 Investment Program of the Orbis Group

During the 1st half of 2007 **Orbis S.A.** expended costs amounting to PLN 73,582 thousand including advance payments for contractors and suppliers amounting to PLN 10,216 thousand in connection with, among other project, modernization of hotels including replacement of furniture and equipment, modernization of technical installations including implementation of fire safety DSO installations and modernization of TV installations. Preparation works in connection with construction of new Etap, Ibis and Novotel, building of two new Etaps, purchases of non-current assets facilitating business operations and purchases of IT hardware and software have reached advanced stages.

Investment expenditures of **Hekon-Hotele Ekonomiczne S.A.** in the 1st half of 2007 amounted to PLN 6,878 thousand and were primarily related to provision of equipment for Etap hotels and purchases in connection with preparation of new hotels.

Investment expenditures of **the PBP Orbis Group** in the 1st half of 2007 amounted to PLN 411 thousand and were related to modernization of office premises and purchase of non-current assets related for the offices. The Company and the Group plan to continue the investment program in the near future. The program includes spending on development of new technologies.

Investment expenditures of **the Orbis Transport Group** in the 1st half of 2007 amounted to PLN 30,156 thousand and were focused on purchase of cars for lease operations in connection with a good market situation and high demand for CFM services. The expenditures also included costs of replacement of Rent a Car fleet in accordance with a general Hertz policy concerning the age of a feet of cars which cannot be older than 2 years.

Investment expenditures of **Orbis Kontrakty Sp. z o. o.** in the 1st half of 2007 amounted to PLN 27 thousand and were related to purchase of office furniture. The company **UAB Hekon** incurred minor expenses of approximately PLN 4 thousand.

Investment expenditures of **Orbis Casino Sp. z o.o.** amounted to PLN 3,050 thousand and were primarily related to purchase of new slot and gambling machines, opening of new parlors and obtaining permits for operation of gambling centers. The above-mentioned actions are significant for maintaining appropriate position on the casino and game parlors market.

Table 11 Major investment area of the Orbis Group in the 1st half of 2007

Entity	PLN thousand
Dominant entity	
Orbis S.A.	73,582
Subsidiary	
Hekon-Hotele Ekonomiczne S.A.	6,878
PBP Orbis Group	411
Orbis Transport Group	30,156
Orbis Kontrakty Sp. z o.o.	27
UAB Hekon	4
Affiliate	
Orbis Casino Sp. z o.o.	3,050
TOTAL	**114,108**

2.2.2 Strategy of the Orbis Group

During a meeting on June 1, 2007 the Management Board and the Supervisory Board of Orbis S.A. approved an updated 2007-2011 development and modernization strategy for the Orbis Group taking into account positive market changes in addition to update of a 5 years program.

The 2007-2011 development strategy for the Orbis Group continues with the main assumptions set during past periods with an additional focus on development of the Orbis Group (72% of total investment expenditures are related to development projects) including:

- a 5 years investment budget was increased in connection with a growing number of new hotels and change of concepts of some development projects (by PLN 558 million),

- economic hotel network will be developed by construction of new hotels,

- there will be conversions, however fewer and limited, to the Novotel and Mercure brands.

The company Orbis S.A. also plans to sell some hotel and other real property in order to obtain additional funds for financing its investment projects.

As a result of implementation of the Strategy, the Orbis Group will include 89 hotels with 14.2 thousand rooms including 50 economic class hotels. Following implementation of the set investment program the economic hotels' share in the Group will stand at 56%.

More information about the updated 2007-2011 development and modernization strategy for the Orbis Group can be found in the Current Report no. 14/2007.

The following investment projects were implemented as part of the strategy in 2007:

- **Major modernization of the existing hotels:**

The two major projects from the point of view of the scope of works and committed funds included in the existing strategy included in the current investment budget:

- comprehensive modernization of the hotel **„Mercure Hevelius" in Gdańsk** planned for 2007 – 2009 including, but not limited to, modernization of guests area and common areas, replacement of fire safety, TV and Internet installation, installation of air-conditioning installation in rooms,
- continuation of a comprehensive modernization of **„Grand" hotel in Warsaw**; construction and installation works are underway and vendors are supplying furniture and equipment. Completion of the project is planned for the 2nd quarter of 2008.

In the remaining hotels, investment expenditure concerned smaller-scale modernizations and purchases of tangible assets, including computer hardware and software necessary to ensure correct operations of the hotels.

- **Restructuring of hotel portfolio:**

In accordance with the accepted, updated 2007-2011 development and modernization strategy for the Orbis Group (see the Current Report no. 14/2007) the Management Board decided to liquidate the following hotels: the Arkona hotel in Szczecin, the Petropol hotel in Płock, the Kosmos hotel in Toruń and Vera in Warsaw. The hotels' operating activities will stop on November 30, 2007. The above-mentioned hotels will be demolished and replaced by new hotels. An Ibis

hotel will replace the Petropol hotel, Mercure Szczecin will replace the Arkona hotel and both Ibis and Etap hotels will be constructed on plots of land freed after demolition of hotels Kosmos and Vera.
In addition, in accordance with the above-mentioned strategy and in connection with commencement of the second state of a comprehensive modernization of the hotel, the Management Board decided to liquidate Grand hotel in Warsaw due to economic and technical reasons. Operating activities in the hotel will cease on August 31, 2007.

- **Construction of new hotels:**

In 2005, the preparatory process, scheduled to be implemented over a period of a few years, for the construction or adaptation of hotels of economy brands Etap, Ibis and Novotel was commenced

- Construction of Etap Bronowice hotel in Cracow started in May 2007 and construction of Etap Katowice Centrum hotel in Katowice started in June 2007;
- Construction works related to construction of an Etap hotel on a plot of land near Novotel Wrocław and Etap replacing Motel in Wrocław are scheduled to start in September 2007.

Projects related to the construction of further Etap, Ibis and Novotel hotels in a number of cities in Poland are at a preparatory stage. Presently, expert opinions and analyses, technical documentation are being prepared, steps are taken in order to obtain relevant permits.
Moreover, the Company conducts active negotiations concerning acquisition of plots of land for the purposes of construction of new Etaps, Ibises and Novotels in a few Polish cities. As a result of negotiations the Orbis Group purchased three plots of land for construction of hotels in the 1st half of 2007, in Elbląg, Kielce and Lublin. Similar activities are underway in a number of other cities.

2.2.3 Employment and payroll - related expenses

In the 1st half of 2007, the average employment level in **Orbis S.A.** was lower than in 2007 by 11.8%, which is a result of closure of the Silesia and Monopol hotels and reduction of employment in connection with regionalization of accounting, payroll, IT, sales and technical services. The rate of decrease in employment in support services groups is faster than in the room and food&beverage departments. Significant staff reduction in commercial activities was related to transfer of mini-bars to the food&beverage department and outsourcing of support services.

The ratio of employment per one room available in hotel branches declined from 0.41 to 0.36.

Table 12 Employment in Orbis S.A. (in full time jobs)

	I – VI 2007	I – VI 2006	% change
I. Hotel services /1. to 5./ Head Office	2 551,1	2 801,1	-8,9%
1. Room department	996,5	1 031,2	-3,4%
2. Food&beverage department	1 498,6	1 675,6	-10,6%
3. Miscellaneous services	40,7	46,0	-11,5%
4. Support services	12,8	39,5	-67,6%
5. Commercial activities	2,5	8,8	-71,6%
II. General administration and management	600,8	691,4	-13,1%
III. Property operation and maintenance	230,7	360,7	-36,0%
IV. Marketing	201,2	212,3	-5,2%
TOTAL:	**3 583,8**	**4 065,5**	**-11,8%**

The Group continues reorganization of its structure and reduction in employment. During the 1st half of 2007 severance payments were disbursed in connection with restructuring of employment amounting to the total of PLN 7,5 million including PLN 5,2 million recognized at a provision established in 2006 and PLN 2,3 million encumbered results of the current period. Following the payment the provision established in 2006 amounts to PLN 0,6 million. This amount shall be used by the end of 2007.

Paid out wages and salaries (without mark-ups) amounted to PLN 75.0 million, i.e. this amount being by 2.7% higher than the amount paid out in the 1st half of 2006. The average salary of PLN 3,488 is by 1663% higher than salary paid out in the 1st half of 2006.

Payroll - related expenses went up from PLN 135.3 million to PLN 148.2 million, i.e. by 9.6%.

Employment in **Hekon-Hotele Ekonomiczne S.A.** as at June 30, 2007 amounted to 484 full time jobs and was higher by 9.7% in comparison with the 1st half of 2006. Staff costs including mark-ups amounted to PLN 12,028 thousand and were higher by 10.2% in comparison with the corresponding period of 2006 due to opening of new Etap hotels.

As at the Report date, employment in **UAB Hekon** amounted to 28 full time jobs, and in **Orbis Kontrakty Sp. z o.o.** to 4.25 full time jobs. Staff costs in UAB Hekon amounted to PLN 1,155 thousand and in Orbis Kotnrakty to PLN 388 thousand.

Employment in the **PBP Orbis Group** amounted to 557.2 full time jobs at the end of the 1st half of 2007 and was lower by 0.05% than in the 1st half of 2006. Staff costs with mark-ups totaled PLN 16,104 thousand and were higher by 10.2% in comparison with the corresponding period of 2006 due to increase of wages, jubilee bonuses, single-task contracts and due to adjustment of an actuarial provision.

Employment in the **Orbis Transport Group** amounted to 900 full time jobs (decrease by 3.6%). Payroll - related expenses in the 1st half of 2007 amounted to PLN 17,438 thousand and were higher by 3.7% in comparison with the corresponding period of 2006.

Employment in **Orbis Casino Sp. z o.o.** amounted to 680.2 full time jobs as at the end of the 1st half of 2007 and increased as compared to the corresponding period of past year by 0.9% due to opening of a casino in Bydgoszcz. Payroll - related expenses including mark-ups amounted to PLN 12,623 thousand.

2.2.4 Corporate issues

Approval of 2006 reports

The Ordinary General Meeting of Orbis S.A. Shareholders held on June 28, 2007 adopted a resolution concerning payment of dividend amounting to PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set on July 31, 2007. The dividend was paid on August 17, 2007. The Ordinary General Meeting approved financial reports on the operations of Orbis S.A. for 2006 and approved performance of duties by members of the Management Board and the Supervisory Board. (see the Current Report 16/2007).

Dividends in the Orbis Group

- HEKON S.A. – the gross dividend of PLN 32,984 thousand became payable to „Orbis" S.A. in accordance with a resolution no. 4 of the Ordinary General Meeting of the company of June 26, 2007. The dividend was paid on July 4, 2007.
- Orbis Kontrakty Sp. z o.o. – in accordance with a resolution no. 4 of the Ordinary General Meeting of the company of May 29, 2007 a dividend of PLN 5,081 thousand payable to „Orbis" S.A. was credited to the company's account in June 2007 and the dividend of PLN 1,270 thousand payable to Hekon – Hotele Ekonomiczne S.A. was credited to the company's account in June and July 2007.

Change of managing persons

Orbis S.A. - Mr. Alain Billy submitted his resignation, effective on June 30, 2007, from his function in the Management Board of Orbis S.A. (the Current Report 19/2007).

PBP „Orbis" Sp. z o.o. - on January 31, 2007, President of the Management Board of PBP Orbis, Mr. J. Grzegorz Prądzyński, submitted resignation from his function. By virtue of resolution dated March 26, 2007, the Supervisory Board of PBP Orbis sp. z o.o. appointed Mrs. Małgorzata Elżbieta Miazek President of the Company's Management Board to serve as from April 1, 2007. On June 25, 2007 the Supervisory Board of PBP Orbis Sp. z o.o. dismissed Mr. Piotr Gliński from his function as a member of the Management Board of the company.

Orbis Kontrakty Sp. z o.o. – on June 29, 2007 Mr. A. Billy submitted his resignation, effective on June 30, 2007, from his function of a member of the Management Board of the company.

Hekon Hotele Ekonomiczne S.A. - on June 26, 2007 Mr. A. Billy submitted his resignation, effective on June 30, 2007, from his function of a member of the Management Board of the company.

Corporate Governance Declaration

The Company published its corporate governance declaration in its current report No. 7/2007. The declaration is available on the Company's web site www.orbis.pl.

3. FINANCIAL RESULTS OF THE ORBIS GROUP

3.1 Income statement

Table 13 Income statement of the Orbis Group

in PLN thous.	I-VI 2007	I-VI 2006	% change
Net sales of products, merchandise and raw materials	536 361	473 937	13,2%
% share in total revenues *	97,5%	96,9%	
Cost of services, products, merchandise and raw materials sold	(390 123)	(360 376)	8,3%
Distribution & marketing expenses	(27 870)	(24 608)	13,3%
Overheads & administrative expenses	(84 346)	(76 015)	11,0%
of which:			
-depreciation & amortization	(81 702)	(74 008)	10,4%
- staff costs	(148 239)	(135 258)	9,6%
- outsourced services	(165 622)	(150 707)	9,9%
% share in total costs **	97,0%	96,9%	
Other operating income	11 926	13 838	-13,8%
Other operating expenses	(7 759)	(5 953)	30,3%
Adjusted operating profit - EBIT	**38 189**	**20 823**	**83,4%**
Pofit (loss) from sales of subsidiaries	0	0	
Finance income	30	88	-65,9%
Finance costs	(7 862)	(8 626)	-8,9%
Share in net profits of subsidiares, affiliates and associated companies	1 677	1 291	
Profit (loss) before tax	**32 034**	**13 576**	**136,0%**
Income tax	(6 763)	(4 659)	45,2%
Loss from discontinued operations			
Net profit (loss) for the financial year	**25 271**	**8 917**	**183,4%**
EBIT margin (EBIT/Revenues)	7,1%	4,4%	
EBITDA	**119 891**	**94 831**	**26,4%**
EBITDA margin (EBITDA/Revenues)	22,4%	20,0%	

* *Total revenues are understood as the sum of sales as well as other operating and finance income.*
** *Total costs are understood as the sum of cost of services, products, merchandise and raw materials, distribution & marketing expenses, overheads & administrative expenses, other operating expenses and finance costs.*

Sales of the Group increased by 13.2% yoy in the current year against the 1st half of 2006.

Due to the scale of operations of the Orbis Hotel Group, its sales had the biggest impact on sales revenues. Significant economic growth in Poland and EU and comprehensively pursued reorganization of the company Orbis S.A. combined with improving efficiency of the Orbis Hotel Group resulted in significant growth of sales from hotel operations. The sales (taking into account consolidation between the Companies forming this Group, i.e., Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went up by 13.2% in the 1st half of 2007, including sales revenues of Orbis S.A. amounting to PLN 310,474 thousand, i.e., growth of 13.9% in comparison with the 1st half of 2006. These results were achieved thanks to growing occupancy rates in hotels (growth by 5.0%) and a significant increase of an average rate per room (by 8.7%).

Revenues of the company Hekon - Hotele Ekonomiczne S.A. amounted to PLN 63,344 thousand and were higher by 14.3% than in the 1st half of 2006. The growth was a result of a higher number of sold rooms. The best results were achieved by hotels of the Ibis and Novotel brands.

The company UAB Hekon generated revenues of PLN 5,337 thousand, i.e., by 4.1% lower than during the corresponding period of 2006. Results of the company Orbis Kontrakty Sp. z o.o. amounted to PLN 4,459 thousand and were higher than results for the 1st half of 2006 by 71.3%.

Increase of sales was also reported by the PBP Orbis Group (by 14.9%) and the Orbis Transport group (by 7.3%). Growth in the tourism sector was caused by a higher number of sold outgoing tourism services, local services and results of tickets agency services (primarily air-line tickets). Increase in Rent a Car business and long-term leasing business had a positive impact on the transport segment.

Cost of services, products, merchandise and raw materials sold of the Group is by 8.3% higher in the 1st half of 2007 compared to the corresponding period of past year. This is directly related to a similar increase of revenues. In comparison with the corresponding period of 2006, distribution and marketing expenses of the Orbis Group increased by 13.3% and overheads and administrative expenses grew by 11.0%.

Other operating income of the Group decreased by 13.8% in the 1st half of 2007 against the corresponding period of 2006. This income include, among other items grants, received damages, profit on sale of assets and release of provisions.

The growth in **Other operating expenses** by 30.3% in the 1st half of 2007 as compared to the corresponding period of 2006 was mainly attributed to costs of employment restructuring in Orbis S.A. and costs of motor insurance claims as well as loss on sale of fixed assets in Orbis Transport.

Operating profit (EBIT) of the Group amounted to PLN 38,189 thousand and was higher by 83.4% than in the corresponding period of 2006.

During the same period **adjusted operating profit before depreciation/amortization (EBITDA)** of the group grew by 26.4% and amounted to PLN 119,891 thousand.

Finance income of the Group declined in comparison with the 1st half of 2006, however due its small value during the to periods its impact on the Group's result was immaterial.

Finance costs composed mainly of interests on loans decreased by 8.9% in the 1st half of 2007 primarily due to smaller amounts of interest on indebtedness of the company Orbis S.A. and positive currency exchange differences from valuation of a loan obtained by Orbis Transport in CHF.

As a result of the above described factors the Group generated **net profit** of PLN 25,271 during the 1st half of 2007. The result is higher than during the corresponding period of 2006 by 183.4%.

Table 14 Financial results of the Orbis Group companies

in PLN thous.	1st half of 2007	1st half of 2006	% change over 12 months ended Jun.30, 2007	1st half of 2007	1st half of 2006	% change over 12 months ended Jun.30, 2007
	Orbis S.A.			Hekon - Hotele Ekonomiczne S.A.		
Net sales	310 474	272 611	13,9%	63 344	55 405	14,3%
EBITDA	112 600	74 883	50,4%	28 869	25 799	11,9%
EBIT	51 402	23 136	122,2%	24 065	21 056	14,3%
Net profit	**40 288**	**12 815**	**214,4%**	**19 723**	**17 146**	**15,0%**
	UAB Hekon			Orbis Kontrakty Sp. z o.o.		
Net sales	5 337	5 568	-4,1%	4 459	2 603	71,3%
EBITDA	235	486	-51,6%	4 075	2 205	84,8%
EBIT	(433)	(195)	-122,1%	4 069	2 198	85,1%
Net profit	**(474)**	**15**	**-3260,0%**	**3 295**	**1 782**	**84,9%**
	the PBP Orbis Group			the Orbis Transport Group		
Net sales	90 689	78 896	14,9%	82 063	76 450	7,3%
EBITDA	(3 695)	(1 823)	-102,7%	19 113	18 240	4,8%
EBIT	(5 046)	(3 158)	-59,8%	5 408	2 738	97,5%
Net profit	**(4 974)**	**(2 992)**	**-66,2%**	**3 229**	**96**	**3263,5%**

3.2 Operating results of leading companies from the Group

Financial results of the Group and its companies are an outcome of their operating results. Below we present basic operating indices of individual companies of the Group along with comments.

3.2.1 Orbis S.A.

In the 1st half of 2007, Orbis S.A. hotels reported a 8.9% (compared to the first half of 2006) growth in the number of rooms sold despite the fact that the total number of rooms available declined in 2006. Occupancy rate stood at 50.4% (by 5 p.p. higher than in 2006). The average room rate increased significantly (+8.7%) and stood at PLN 224.1. The RevPAR index amounted to PLN 113 (it went up by 20.9%). These results were achieved due, but not limited to, good economic climate in Poland and effective, dynamic rate policy applied by the company.
Businessmen accounted for a significant number of guests (69%). The share of foreigners increased by 1.3% and stood at 58% of total guests. Poles accounted for 42% of guests

Table 15 Operating results of Orbis S.A. hotels

Orbis S.A.

	I-VI 2007	I-VI 2006	change in % / p.p.
number of rooms	9 058	9 370	-3,3%
number of roomnights sold	826 749	759 180	8,9%
% structure of roomnights sold			
Poles	42,0%	43,3%	-1,3pkt%
foreigners	58,0%	56,7%	1,3pkt%
business clients	69,0%	66,0%	3,0pkt%
tourists	31,0%	34,0%	-3,0pkt%
occupancy rate	50,4%	45,4%	5,0pkt%
Average Daily Rate (ADR) in PLN	224,1	206,1	8,7%
Revenue per Available Room (REVPAR) in PLN	113,0	93,5	20,9%
Gross operating profit (GOP) in PLN thousand	128 727,5	97 513,6	32,0%
Grossoperating profit (GOP) in % gross	42,5%	36,4%	6,1pkt%

In the analyzed period, **operating income** from hotel operations was at the level of PLN 303.2 million and was by 13.3% higher than the past year's figure. In terms of individual departments, income dynamics was as follows: room department grew by 18.4%, food&beverage department grew by 7.4%, other income – decline of 0.2%, and telecommunications decline of 16.3%.

Chart 5. Structure of operating income in Orbis S.A. hotels


6,1%
0,3%
35,1%
58,5%
usługi noclegowe
gastronomia
pozostałe przychody
telekomunikacja

The highest growth in income was achieved by hotels in Tri-City (increase of 52.4%), hotels in Wrocław (by 24.6%), Katowice (by 23.9%), Warsaw (by 18.2%), Cracow (by 13.4%), Szczecin (by 5.1%) and Poznań (by 1.5%).

Operating expenses in the hotel department in the period January - June 2007 amounted to PLN 109.4 million and were by 9.8% higher than the figure reported last year. As regards individual departments, the expenses dynamics was as follows: room department – increase by 17.1%, food&beverage department – increase by 6.7%, other costs – increase by 0.3%, and telecommunications – decrease by 7.0%. With expenses dynamics being lower than the income dynamics, the efficiency of the room department and food&beverage department improved. The gross ratio of room department expenses to the GOP went down by 0.3% point and stood at 21.4%. On the other hand, the gross ratio of food&beverage department expenses to the GOP improved by 0.4 % point and equaled 62.4%.

The actually incurred **undistributed expenses** during the reporting period were at the level of **PLN** 65.0 million, i.e. by 7.6% lower than last year, as a result of a significant decline in the costs of administration and management (drop by 13.3%) and property operation and maintenance (drop by 6.3%).
In the fist half of 2007, Orbis S.A. hotels generated **gross operating profit (GOP)** of PLN 128.7 million, which translates into a growth by 32.0% against 2006. The GOP ratio to sales went up by 6.1 % points to reach 42.5%, confirming further improvement in the efficiency of hotels' operating activity.

The highest growth in the GOP was generated by the hotels operating in Tri-city (by 138.3%), Katowice (by 61.9%), Szczecin (by 55.4%), Wrocław (by 37.3%), Warsaw (by 28.9%), Cracow (by 18.6%) an Poznań (by 13.2%).

3.2.2 Hekon-Hotele Ekonomiczne S.A.

In the 1st half of 2007, the company reported a 19.0% (compared to the first half of 2006) growth in the number of rooms sold. Three Etap hotels entered the market during that period. This fact had an impact on the occupancy rate which declined by 2.8 p.p. and an average rate which decreased by 0.3%.
In accordance with comparative data analysis (excluding Etap hotels), the occupancy rate increased by 3.36 p.p. and the average rate grew by 4.4%. Revenue per available room (RevPAR) increased by 9.2%.

Table 16 Industry ratios

Hekon - Hotele Ekonomiczne S.A.

	I-VI 2007	I-VI 2006	change in % / p.p.
number of rooms	1 880	1 513	24,3%
number of roomnights sold	218 841	183 833	19,0%
% structure of roomnights sold			
Poles	52,1%	44,8%	7,3pkt%
foreigners	47,9%	55,2%	-7,3pkt%
business clients	60,7%	56,8%	3,9pkt%
tourists	39,3%	43,2%	-3,9pkt%
occupancy rate	64,3%	67,1%	-2,8pkt%
Average Daily Rate (ADR) in PLN	209,5	210,1	-0,3%
Revenue per Available Room (REVPAR) in PLN	134,7	141,1	-4,5%
Gross operating profit (GOP) in PLN thousand	35 823,0	31 613,0	13,3%
Grossoperating profit (GOP) in % gross	57,7%	58,4%	-0,7pkt%

Good hotel results were attributed, among other factors, to economic growth in Poland, interest in Poland demonstrated by foreign investors and development of cheap air-lines. High quality of hotel services confirmed by obtaining by the chain of Ibis hotels of the ISO 9001 certificate also had a significant impact on good results.

Gross operating profit (GOP) increased by 13.3% as a result of growth of sales and stable variable costs.

The guests' structure is dominated by business clients who accounted for 60.7% of all guests during the reporting period.

3.2.3 UAB Hekon

The company UAB Hekon runs the Novotel Vilnius hotel in Vilnius, Lithuania, which is the first hotel of the Orbis Hotel Group abroad. It was opened on April 1, 2004. In the 1st half of 2007, the hotel's average rate per room amounted to PLN 306.29, i.e., growth of 8.1% in comparison with the corresponding period of 2006, the occupancy declined by 5.0 p.p. and therefore RevPAR declined by 2.6%.

Table 17 Industry ratios

UAB Hekon

	I-VI 2007	I-VI 2006	change in % / p.p.
number of rooms	159	159	0,0%
number of roomnights sold	13 171	14 629	-10,0%
% structure of roomnights sold			
Poles	4,0%	5,1%	-1,1pkt%
foreigners	96,0%	94,9%	1,1pkt%
business clients	77,1%	74,8%	2,3pkt%
tourists	22,9%	25,2%	-2,3pkt%
occupancy rate	45,8%	50,8%	-5,0pkt%
Average Daily Rate (ADR) in PLN	306,3	283,3	8,1%
Revenue per Available Room (REVPAR) in PLN	140,2	143,9	-2,6%
Gross operating profit (GOP) in PLN thousand	2 668,4	2 759,7	-3,3%
Grossoperating profit (GOP) in % gross	50,0%	50,2%	-0,2pkt%

The hotel quests were primarily foreigners accounting for 96% of all guests. Business clients accounted for 77.1% o the total number of roomnights sold.

Gross operating profit (GOP) of the hotel decreased by 3.3%, however gross operating profit in % of sales was stable and amounted to 50.0% in comparison with 50.2% in the 1st half of 2006.

3.2.4 PBP Orbis Sp. z o.o.

Sales of the PBP Orbis Group in the 1st half of 2007 grew by almost 15% in comparison with the corresponding period of 2006 primarily as a result of a growing number of customers. A number of customers of the main company of the Group, i.e., PBP Orbis Sp. z o.o., grew by 6.5% (to 598,561 customers). The number of participants of trips sold by Orbis Travel increased to 38,308 (88.8% compared to the first half of 2006). The number of tourists visiting Poland using services provided by Orbis Travel amounted to 35,377 persons, i.e., a number similar to the number recorded in 2006.

The following factors resulted in a growing demand of services provided by the company and caused increase of sales:

- higher economic growth (improvement of macroeconomic ratios),
- development of services provided by cheap air-lines (improved availability of transport services in Poland),
- general improvement of tourism environment in Europe and globally.

PBP Orbis Sp. z o.o. plans to implement a new PR and marketing strategy. It also commenced reorganization of the company improving, therefore, profitability of the company.

Table 18 Industry ratios

PBP Orbis Sp. z o.o.

	I-VI 2007	I-VI 2006	% zmiany
number of clients using services of PBP Orbis	598 561	562 181	6,5%
number of participants of foreign trips purchased in PBP Orbis	38 308	20 286	88,8%
number of foreign tourists who visited Poland with PBP Orbis	35 377	35 029	1,0%
sales network:			
- number of own sales offices	42	42	
- number of agents	1 453	1 483	-2,0%

3.2.5 Orbis Transport Sp. z o.o.

Sales of the Orbis Transport Group in the 1st half of 2007 increased by 7.3% (compared to the first half of 2006). The company Orbis Transport Sp. z o.o., i.e., the biggest company of the group, reported a decrease of a number of passengers during the reporting period (by 8.7%). It was primarily attributed to the fact that many coach customers switched to cheap airlines and to a growing competition. At the same time transport efficiency improved. It was underlined by a fast decline of a number of traveled kilometers which amounted to 8,824 thousand km in the 1st half of 2006 against 7,280 thousand km during the corresponding period of 2007, i.e., decrease of 17.5%. Smaller number of kilometers with a maintained full line offer and development of new lines was possible due to application of innovative organizational and logistics solutions.
A number of cars leased as part of the Hertz Rent a Car business amounted to 33,664, i.e., an increase of 18.2% in comparison with the 1st half of 2006. Fast growth facilitated higher turnover despite an unfavorable, strong PLN which had a negative impact on revenues.

A number of cars leased by the Hertz Lease business (long-term lease and fleet management) amounted to 2,062 in the 1st half of 2007 and it increased by 27.9% in comparison with the corresponding period of 2006.

An approximately 5% growth of the Rent a Car Market in Poland is expected for the next few years, primarily in the business sector due to growing foreign investments, Poland's EU membership and development of cheap airlines which provide potential customers for Rent a Car companies in the tourism sector.

Table 19 Industry ratios

ORBIS Transport Sp. z o.o.

	I-VI 2007	I-VI 2006	% change
number of persons transported by Orbis Transport coaches	105 257	115 256	-8,7%
number of kilometers covered by Orbis Travel coaches	7 279 887	8 824 014	-17,5%
number of car rental days in Hertz Rac	33 664	28 476	18,2%
number of contracts executed within Hertz Lease	2 062	1 612	27,9%

3.3 Balance sheet

3.3.1 Balance sheet of the Orbis Group

Table 20 Consolidated balance sheet of the Orbis Group

in PLN thousand	as at Jun.30, 2007	as at Jun.30, 2006	% change in 6 months ended Jun.30, 2007
Non-current assets	2 048 564	1 982 303	3,3%
% share in balance sheet total	*87,9%*	*88,3%*	
Current assets	265 636	261 234	1,7%
% share in balance sheet total	*11,4%*	*11,6%*	
Non-current assets held for sale	17 161	726	2263,8%
TOTAL ASSETS	**2 331 361**	**2 244 263**	**3,9%**
Shareholders's equity	1 671 277	1 582 067	5,6%
% share in balance sheet total	*71,7%*	*70,5%*	
Liabilities	660 084	662 196	-0,3%
% share in balance sheet total	*28,3%*	*29,5%*	
TOTAL EQUITY AND LIABILITIES	**2 331 361**	**2 244 263**	**3,9%**

Non-current assets

Non-current assets are dominated by property, plant and equipment (91.8%), predominantly - hotel buildings, premises and civil and marine engineering objects and land and rights to perpetual usufruct of land. Most significant impact on this group of assets is exerted by changes in the balance sheet of the parent, because this company's assets prevail in the total value of property, plant and equipment. The increase in this item in the 1st half of 2007 against the corresponding period of 2006 (by 3.6%) results from planned modernizations of hotels in Orbis S.A. as well as from the expansion of the vehicle fleet for short term lease business (Hertz RaC) and vehicles for leasing business (Hertz Lease), as well as reclassification of property of Silesia Hotel and the right of perpetual usufruct posted to the item of non-current assets held for sale. Other Non-current asset items were stable in the corresponding periods of 2007 and 2006.

Current assets

Current assets are dominated by cash and cash equivalent (accounting for 37.3% of this item's value). Other significant items include trade receivables (31.3% of the item) and other current receivables (27.1% of the item). The latter item comprises chiefly taxes, customs duties and social security receivable, prepaid costs, and guarantees. As at June 30, 2007 trade receivables grew by 10.7% in comparison with the corresponding period of 2006 due to higher turnover generated by PBP Orbis Sp. z o.o. and w Orbis S.A. Other current receivables slightly decreased in comparison with the item as at June 30, 2006 (by 11.3%) as a result of a smaller value of prepayments for non-current assets related to modernization of hotels owned by Orbis S.A. during the 1st half of 2007. Financial assets valued at fair value at income statement amounted to zero as at June 30, 2007, i.e., there was a clear change of the item in comparison with the value as at June 30, 2006. As at June 30, 2006 Orbis S.A. and PBP Orbis Sp. z o.o. held debt securities previously purchased to derive economic benefits. The securities were disposed of in the 2nd half of 2006. Other current asset items were stable during the corresponding periods of 2007 and 2006.

Non-current liabilities

Non-current liabilities were dominated by borrowings accounting for 67.7% of the item. As at June 30, 2007 the item decreased by 13.5% in comparison with the value as at June 30, 2006. The drop was caused by reclassification of a loan drawn by Orbis Transport Sp. z o.o. amounting to approximately PLN 40,000 thousand from a long-term to a short-term loan. The provisions for retirement and other obligations shrank by 8.1% in comparison with June 30, 2006 primarily as a result of decline of the item in the Orbis Transport Group.

Current liabilities

Other current liabilities, borrowings and trade liabilities were the main items of current liabilities. Other current liabilities constitute 38.8% of the total item and primarily consist of taxes, custom duties, social insurance changes, prepayments and financial leasing liabilities. Other current liabilities grew by 9.8% in comparison with the item as at June 30, 2006 primarily due to a larger amount of prepaid deliveries of PBP Orbis Sp. z o.o., fixed assets investments and guarantee deposits withheld by Orbis S.A. Borrowings (29.0% share) grew by 8.2% in comparison with the item as at June 30,

2006 due to the above described reclassification of long-term loan to a short-term loan of Orbis Transport Sp. z o.o. Share of trade liabilities in current liabilities amounts to 28.5%. The item grew by 37.9% in comparison with the item as at June 30, 2006, because of increase of turnover and investment liabilities.

3.3.2 Balance sheets of the Orbis Group companies

The following table shows balance sheets of individual companies within the Group.

Table 21 Balance sheets of the Orbis Group companies.

in PLN thous.	30.06.2007	30.06.2006	% change over 12 months ended Jun.30, 2007	30.06.2007	30.06.2006	% change over 12 months ended Jun.30, 2007
	Orbis S.A.			Hekon - Hotele Ekonomiczne S.A.		
Non-current assets	2 039 937	1 978 819	3,1%	197 692	191 065	3,5%
Current assets	172 984	185 730	-6,9%	193 576	159 821	21,1%
Assets held for sale	10 561	0		0	0	
TOTAL ASSETS	**2 223 482**	**2 164 549**	**2,7%**	**391 268**	**350 886**	**11,5%**
Equity	1 601 471	1 526 570	4,9%	346 187	340 743	1,6%
Liabilities	622 011	637 979	-2,5%	45 081	10 143	344,5%
TOTAL LIABILITIES	**2 223 482**	**2 164 549**	**2,7%**	**391 268**	**350 886**	**11,5%**
	UAB Hekon			Orbis Kontrakty Sp. z o.o.		
Non-current assets	4 259	6 032	-29,4%	35	20	75,0%
Current assets	2 593	2 804	-7,5%	4 835	3 438	40,6%
Assets held for sale	0	0		0	0	
TOTAL ASSETS	**6 852**	**8 836**	**-22,5%**	**4 870**	**3 458**	**40,8%**
Equity	3 569	4 368	-18,3%	4 221	2 004	110,6%
Liabilities	3 283	4 468	-26,5%	649	1 454	-55,4%
TOTAL LIABILITIES	**6 852**	**8 836**	**-22,5%**	**4 870**	**3 458**	**40,8%**
	the PBP Orbis Group			the Orbis Transport Group		
Non-current assets	25 736	25 259	1,9%	164 786	155 954	5,7%
Current assets	73 257	65 035	12,6%	32 367	32 873	-1,5%
Assets held for sale	0	0		6 600	726	809,1%
TOTAL ASSETS	**98 993**	**90 294**	**9,6%**	**203 753**	**189 553**	**7,5%**
Equity	20 549	21 676	-5,2%	74 957	56 217	33,3%
Liabilities	78 444	68 618	14,3%	128 796	133 336	-3,4%
TOTAL LIABILITIES	**98 993**	**90 294**	**9,6%**	**203 753**	**189 553**	**7,5%**

3.3.3 Issued guarantees

Title	Beneficiary	Debtor / nature of relations	Validity date	Amount as at the balance sheet date	Financial terms and other remarks
		Issued by Orbis S.A.			
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 6, 2008	2 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec.7, 2010	2 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 31, 2012	1 000	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company Orbis Transport Sp.z o.o. that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007	Bank Handlowy w Warszawie SA	Orbis Transport Sp. z o.o. - subsidiary	April 21, 2008	8 400	Additionally, Orbis SA committed to submint to euforcement procedure up to the value of PLN 8,400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22,2008
		Received by PBP Orbis Sp. z o.o.			
bank guarantee	Blue City Sp. z o.o.		March 31, 2009	9	
			TOTAL:	13 409	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

3.4 Cash flows

3.4.1 Cash flows in the Orbis Group

Table 22
Orbis Group

PLN thousand	I-VI 2007	I-VI 2006	% change
Cash flows from operating activities	101 264	60 297	67,9%
Cash flows from investing activities	(109 435)	(101 638)	7,7%
Cash flows from financing activities	(109)	30 964	-100,4%
Total net cash flows	**(8 280)**	**(10 377)**	**-20,2%**
Cash and cash equivalents at end of period	98 967	71 164	39,1%

The Orbis Group reported negative net cash flows in the 1st half of 2007 and the 1st half of 2006. The negative net cash flows indicate not only utilization of surplus cash flows from operating activities, but also internal and external funds. During the reporting period the Orbis Group used external financing in the form of a loan drawn by PBP Orbis Sp. z o.o. and the Orbis Transport Group. This situation was underlined by the ratio of capacity to generate cash from operating activities which amounted to 68.0% in 2007.

Operating activities

In the 1st half of 2007, the Orbis Group reported positive cash flows from operating activities that were decidedly higher than in the 1st half of 2006.
The most substantial positive adjustments in the 1st half of 2007 included depreciation/amortization related to a type of business operations conducted by companies comprising the Group, change of current liabilities with the exception of borrowings influenced by all companies of the Group and interests.
The most considerable negative adjustments included the adjustment of liabilities and "other adjustments" that eliminate the impact of revaluation of non-financial non-current assets. The negative adjustment of receivables was also influenced by a seasonal type of operations of Orbis S.A. and PBP Orbis Sp. z o.o. in the 1st half of 2007.

Investing activities

In the 1st half of 2007 the Orbis Group reported slightly higher negative cash flows from investing activities than in the 1st half of 2006.
The most substantial positive cash flows adjustments of the Orbis Group from investing activities in the 1st half of 2007 included revenues from sales of short term securities of Hekon Hotele Ekonomiczne S.A. The company also incurred substantial expenses in connection with the securities, therefore balance of the securities items had little impact on cash flows from investing activities. Significant items were attributable to increased proceeds from the sale of property, plant and equipment, and intangible assets of the Orbis Transport Group. These items, however, were smaller than during the corresponding period of 2006.
Expenditures that had a powerful impact on cash flows from investing activities included expenditures on purchase of property, plant and equipment and intangible assets, which accounted for the largest, negative item. However the item in the 1st half of 2007 was lower than in the corresponding period of 2006. These expenditures are related to the Group's involvement in a large number of investment projects implemented in connection with the Group's strategy. In general terms the rate of investment purchases encumbrance in the 1st half of 2007 was higher than 1 and amounted to 1.5, i.e., the Group expended more funds on investment purchases than it obtained in the form of a surplus from operating activities.

Financing activities

In the 1st half of 2007, the Orbis Group generated negative cash flows from financing activities. In the 1st half of 2006, however, the Group achieved positive cash flows from these activities. The reversal was caused by lower proceeds from borrowings. In the 1st half of 2007 only the Orbis Transport Group drew a current account loan of PLN 7.0 million and PBP Orbis Sp. z o.o. drew a loan of PLN 1.3 million. The negative cash flows from these activities were attributed to lower costs of borrowings than in the 1st half of 2006, lower expenses on financial leasing liabilities than in the 1st half of 2006 and lower amount of interest paid.
For the purposes of hedging against foreign exchange risk, all Companies in the Group use the mechanism of natural hedge. Moreover, in contracts executed with clients for foreign outgoing tourist events, PBP Orbis Sp. z o.o reserves the right to change the price of service, for example in case the exchange rate goes up.

3.4.2 Cash flows of the Orbis Group companies

Table 23 Cash flows of the Orbis Group companies

in PLN thous.	1st half of 2007	1st half of 2006	% change over 12 months ended June.30, 2007	1st half of 2007	1st half of 2006	% change over 12 months ended June.30, 2007
	Orbis S.A.			Hekon - Hotele Ekonomiczne S.A.		
Cash flows from operating activities	49 027	12 289	299,0%	18 835	17 115	10,0%
Cash flows from investing activities	(68 088)	(71 870)	5,3%	(6 472)	(3 385)	-91,2%
Cash flows from financig activities	(9 817)	39 798	-124,7%	970	(21 470)	104,5%
Total net cash flow	(28 878)	(19 783)	-46,0%	13 333	(7 740)	272,3%
Cash and cash wquivalents at end of period	24 372	16 460	48,1%	40 311	17 917	125,0%
	UAB Hekon			Orbis Kontrakty Sp. z o.o.		
Cash flows from operating activities	25	(78)	132,1%	3 008	1 851	62,5%
Cash flows from investing activities	6	(19)	131,6%	(27)	0	
Cash flows from financig activities	(60)	(1 354)	95,6%	(6 350)	0	
Total net cash flow	(29)	(1 451)	98,0%	(3 369)	1 851	-282,0%
Cash and cash wquivalents at end of period	1 988	2 158	-7,9%	2 242	3 376	-33,6%
	the PBP Orbis Group			the Orbis Transport Group		
Cash flows from operating activities	16 643	14 312	16,3%	13 997	13 289	5,3%
Cash flows from investing activities	(395)	(325)	-21,5%	(23 371)	(33 912)	31,1%
Cash flows from financig activities	(1 480)	2 020	-173,3%	5 133	19 837	-74,1%
Total net cash flow	14 768	16 007	-7,7%	(4 241)	(786)	-439,6%
Cash and cash wquivalents at end of period	21 333	25 016	-14,7%	8 721	6 237	39,8%

4. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

On the basis of the financial statements (the income statement and the balance sheet), an analysis covering profitability, turnover and financing ratios has been made.

All balance sheet and income statement items are presented in PLN thousand.

4.1 Profitability ratios

Return on equity (ROE)

	Jun.30, 2007	Jun.30, 2006
Net profit (loss)	25 271	8 917
Equity – opening balance	1 661 720	1 588 454
Equity – closing balance	1 671 277	1 582 067
Return on equity	**3,03%**	**1,12%**

This ratio depicts the rate of return generated by capital invested in a business. It is calculated based on annual periods. In the 1st half of 2007 a significant improvement of profitability was observed with a stable equity and a profit growing almost 3 times. As a result of the seasonal character of operations of the Orbis Group profits are primarily generated in the 2nd half of the year.

Return on assets (ROA)

	Jun.30, 2007	Jun.30, 2006
Net profit (loss)	25 271	8 917
Total assets – OPENING BALANCE	2 265 052	2 159 237
Total assets – CLOSING BALANCE	2 331 361	2 244 263
Return on assets	**2,20%**	**0,81%**

This ratio reveals a rate of return generated by the company's assets. It is calculated based on annual periods. The ratio grew slightly in the 1st half of 2007. Just like the Return on Equity index, this ratio is primarily determined by results of the 2nd half of the year.

Net return on sales (ROS)

	Jun.30, 2007	Jun.30, 2006
Net profit (loss)	25 271	8 917
Sales of products, merchandise and raw materials	536 361	473 937
Net return on sales	**4,71%**	**1,88%**

This ratio reveals the value of net profit generated by a single sales unit. The fact that the ratio grew over 2.5 times was caused by sales growing by 13.2%, which in combination with a high operating leverage generated net profit almost 3 times higher than in the corresponding period of 2006. It was primarily attributed to very good results achieved by the Hotel Group.

4.2 Efficiency ratios

Debtor collection period

	Jun. 30, 2007	Jun. 30, 2006
Trade receivables – OPENING BALANCE	55 263	48 037
Trade receivables – CLOSING BALANCE	83 028	75 001
Sales of products, merchandise and raw materials	536 361	473 937
Number of days	180	180
Debtor collection period	**23,2**	**23,4**

This ratio shows the average number of days preceding payment by trade debtors. There were no significant changes of the ratio in comparison with the 1st half of 2006.

Creditor collection period

	Jun. 30, 2007	Jun. 30, 2006
Trade payables – OPENING BALANCE	89 323	70 836
Trade payables – CLOSING BALANCE	91 006	65 994
Cost of products, merchandise and raw materials sold	390 123	360 376
Number of days	180	180
Creditor collection period	**41,6**	**34,2**

This ratio shows the average number of days preceding payment to trade creditors. In comparison with 2006 the Group managed to extend the period collection period by 7.4 days chiefly owing to further centralization of purchases.

Inventory turnover

	Jun. 30, 2007	Jun. 30, 2006
Inventory – OPENING BALANCE	9 188	9 436
Inventory – CLOSING BALANCE	11 539	12 073
Cost of products, merchandise and raw materials sold	390 123	360 376
Number of days	180	180
Inventory turnover	**4,8**	**5,4**

This ratio shows the average number of days in the inventory turnover cycle. The Group shortened the cycle of inventory turnover by 0.6 day in comparison with the corresponding period of 2006.

4.3 Financing ratios

Debt to equity

	Jun. 30, 2007	Jun. 30, 2006
Total debt	660 084	662 196
Total equity	2 331 361	2 244 263
Debt to equity	**28,3%**	**29,5%**

The debt to equity ratio reveals the contribution of external capital in financing assets. In the 1st half of 2007 this ratio slightly decreased due to increase of the Group's equity.

Interest cover

	Jun. 30, 2007	Jun. 30, 2006
EBITDA	119 891	94 831
Cost of interest	6 678	8 261
Interest cover	**18,0**	**11,5**

This ratio defines the burden of interest payments upon the company. In the 1st half of 2007 the ratio grew significantly as a result of improved operating results of the Group and decrease of cost of interests due to lower applicable interest rates. EBITDA generated by the Group is sufficient to cover nearly 18 times the cost of interest. Therefore it provides very high level of financial security.

Non-current asset cover ratio

	Jun. 30, 2007	Jun. 30, 2006
Equity	1 671 277	1 582 067
Non-current assets	2 048 564	1 982 303
Non-current assets cover ratio	**81,6%**	**79,8%**

This ratio reveals the percentage of non-current assets which is financed by equity. This ratio was stable in the 1st half of 2007 and remained at a very high level of 80%.

Current ratio

	Jun. 30, 2007	Jun. 30, 2006
Current assets	265 636	261 234
Current liabilities and provisions	318 879	276 075
Current ratio	**0,83**	**0,95**

The current ratio reveals the cover of current assets by current liabilities. The ratio declined in the 1st half of 2007 due to an increase of current liabilities of almost 16% with a stable amount of current assets.

5. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

On June 1, 2005, the Company executed an agreement with PricewaterhouseCoopers Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and the Orbis Group. The agreement covers the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2005, 2006 and 2007 and audit of annual stand-alone and consolidated financial statements for the year 2005, 2006 and 2007.

In the 1st half of 2007 and 2006, the authorized auditor did not render any other services than listed above.

6. EVALUATION OF DIFFERENCES BETWEEN PROJECTED AND ACTUAL RESULTS

In the current report no. 14/2007, Orbis S.A. published an up-dated projection of the aggregate EBITDA for the Orbis Hotel Group of PLN 230 million.

Results of the Orbis Hotel Group for the 1st half of 2007 are presented below.

Table 24
Orbis Group

PLN thousand	1st half of 2007
Net sales	374 525
EBITDA	103 176
EBIT	36 500
Net profit	23 297

EBITDA generated in the 1st half of 2007 amounted to PLN 103,176 thousand and constituted 44.9% of the planned result. Considering the seasonal character of hotel, and food&beverages operations, results for the 2nd half are usually better than in the 1st half of a year. The Management Board assumes that the forecast will be achieved.

7. PLANS OF THE GROUP COMPANIES FOR SUBSEQUENT PERIODS

Orbis S.A. Plans for 2007:

- **Investment program.**

Continued works in the area of modernization of existing hotel base as well as the process of preparation of construction / adaptation of ETAP, IBIS and NOVOTEL hotels commenced in 2005 requires ample expenditure on design and construction works, purchase of property, plant and equipment and computer hardware.

Major tasks, most important from the point of view of the scope of works and expenditure to be incurred in the years 2007 – 2010, will relate to the following works and hotels:

- Continuation of already commenced and new modernizations of existing hotel base (non-economy hotels);
- Construction of new Etap and Ibis economy hotels on plots of land owned by Orbis S.A.;
- Construction of new hotels on plots of land purchased by Orbis S.A. ;
- Hotel establishments scheduled for construction in the research-development study, located on plots of land that Orbis S.A. or Hekon-Hotele Ekonomiczne S.A. is interested in;
- Construction of new hotels on plots of land already purchased by Hekon-Hotele Ekonomiczne S.A.

- **Employment.**

In 2007 the Company plans to implement a project designed to consolidate an employer base.
A training program designed to develop food&beverages offer of hotels and improve customer service standards will be continued.

- **Promotional and advertising campaigns and PR.**

The marketing strategy of the Orbis Hotel Group for 2007 incorporates the following objectives:

- a comprehensive advertising campaign including TV ads, presence in airline magazines provided on-board and on time-schedules, information in industry magazines, ads on boards, caissons, promotional cooperation with LOT, cross promotion with car manufacturers, etc.
- participation in international tourism fairs
- cooperation with issuers of information books and tourism guides, preparation of own publications
- new customer offer including assistance to pet-owners, a new Grands Vins Mercure card
- continued cooperation with **UNICEF** (an exhibition in hotels, hotel guide for hotel events, joint promotion of UNICEF campaigns in media in September).

Hekon-Hotele Ekonomiczne S.A. The Company plans to further increase investment expenditure on construction of new Etap and Ibis hotels. In 2007, the company plans to expand hotel activities by rendering successive Etap hotels operational.

UAB Hekon and **Orbis Kontrakty Sp. z o.o.** will work on further development of present activities.

PBP Orbis Group. In accordance with its strategy the Company plans to become a dominant tour operator in the area of incoming tourism, increase its share of outgoing tourism by 25% and obtain the leading position in the Business Travel segment.
As a part of its strategy the Company plans to reorganize its structure and introduce new technologies, including: replacement of a booking system as of September 1, 2007, on-line sales, WWW services, one stop shop for sales

office agents – Bistro Portal, efficient and reliable IT network, VoIP, mid Office system, a new, integrated accounting system.
The Company also plans to implement a new PR and marketing strategy and to develop a loyalty system for Orbis Travel customers.

Orbis Transport Group. Activities of the company Orbis Transport Sp. z o.o. will be aimed at strengthening its leading position on the market within the framework of the company's business. Main guidelines are as follows:

- **in the area of coach transport:**
  - streamlining of lines and unification of timetables as well as covering majority of Polish towns and cities with the antenna network within the framework of existing structure,
  - expansion of ticket sales via WWW sites,
  - possibility to book tickets by SMS,
  - increasing ticket sales by phone,
  - enabling the purchase of extended health insurance and legal protection for the period of stay abroad.
- **in the area of long-term rental and leases:**
  - development of service sales network in Poland on the basis of Hertz offices in major Polish towns and cities,
  - up-dating of the lease and rental offer taking into account changing laws,
  - cost optimization.
- **in the area of short-term rental:**
  - intensification of sales through promotional campaigns,
  - cost streamlining.

In subsidiaries involved in transport activities, it is important to:
- accelerate the restructuring process,
- launch new long-distance connections.

Orbis Casino Sp. z o. o. Plans for the year 2007 provide for continuation of refurbishment of the casino and games parlor in the GRAND Hotel in Warsaw; furthermore, refurbishment of the casino and games parlor in Novotel Centrum in Poznań is planned in connection with the general refurbishment of the hotel.
In addition the company plans to transfer its Płock parlor to a new location in connection with a planned modernization of the hotel. It also plans to commence adaptation work in a real property in Warsaw obtained in connection with an application to obtain a license for a game parlor.

8. EVENTS AFTER THE BALANCE SHEET DATE

- The Management Board of Orbis S.A. passed the decision on liquidation of the Arkona Hotel in Szczecin, the Petropol Hotel in Płock, the Kosmos Hotel in Toruń and the Vera Hotel in Warsaw in accordance with the approved, updated development and modernization strategy of Orbis Group for the years 2007-2011 (see the Current Report no. 14/2007). The liquidation shall be preceded by termination of operational activates on November 30, 2007. The hotels will be demolished and replaced by new hotels.
  In addition, in accordance with the strategy and in connection with commencement of the second stage of comprehensive hotel modernization program, the Management Board of Orbis S.A. decided to liquidate Hotel Grand in Warsaw for economic and technical reasons. The hotel will stop all operational activities on August 31, 2007
- As at September 12, 2007 the Supervisory Board of Orbis S.A. appointed Mr. Marcin Szewczykowski to the Management Board of Orbis S.A. responsible for finances of the Company (refer to the current report no 24/2007).

Capital Group Orbis

Management Board's declarations
as at June 30, 2007

Orbis

Warsaw, September 28, 2007.

DECLARATION
OF THE MANAGEMENT BOARD
FOR 2007 SEMI-ANNUAL PERIOD

The Management Board of Orbis S.A. hereby declares that according to its best knowledge, the consolidated financial statements of the Orbis Group for the semi-annual period of 2007 and the comparative figures for the semi-annual period of 2006 and for the year 2006 have been prepared in accordance with the accounting principles applied by the Group and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

At the same time, the Management Board of Orbis S.A. declares that according to its best knowledge, the attached financial statements of the parent company Orbis S.A. for the same period and the comparative figures for the semi-annual period of 2006 and for the year 2006 have been prepared in accordance with the accounting principles applied by the Company and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of Orbis S.A. and its financial result.

The statements depict the true image of development, achievements and the condition of Orbis S.A. and the entire Orbis Group, including description of the main risks and uncertainties.

Warsaw, September 28, 2007.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
TO 2007 SEMI-ANNUAL FINANCIAL STATEMENTS

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit financial statements entrusted with the task of auditing the semi-annual financial statements of Orbis S.A. and the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to ensure an unbiased and independent audit report, pursuant to the applicable legal regulations binding in Poland.

END